As filed with the Securities and Exchange Commission on September 8, 2006
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NATIONAL CITY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6021	34-1111088
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
National City Center
1900 East Ninth Street
Cleveland, Ohio 44114-3484
(216) 222-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David L. Zoeller, Esq.
Executive Vice President and General Counsel
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484
(216) 222-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies To:

Raymond J. Gustini, Esq.	H. Bryan Brewer, III
Nixon Peabody LLP	Nixon Peabody LLP
401 9th Street N.W.	401 9th Street N.W.
Suite 900	Suite 900
Washington, D.C. 20004	Washington, D.C. 20004
(202) 585-8725	(202) 585-8303
Fax: (202) 585-8080	Fax: (202) 585-8080

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and upon completion of the merger described in the enclosed proxy statement/ prospectus.
          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [    ]
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering	Aggregate Offering	Amount of
of Securities to be Registered	Registered(1)	Price Per Unit	Price(2)	Registration Fee

Common Stock, par value of $4.00 per share	32,000,000	N/A	$1,413,760,000	$151,273

(1)	Estimated maximum number of shares that may be issued in connection with the proposed merger based upon 24,798,394 which as of September 7, 2006 represents the total number of shares of common stock of Harbor Florida Bancshares, Inc. outstanding, multiplied by the exchange ratio of 1.29 shares of National City common stock.

(2)	The proposed maximum offering price is estimated solely for the purpose of computing the registration fee and is calculated in accordance with Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of a share of common stock of Harbor Florida Bancshares, Inc. as reported on the Nasdaq Global Select Market on September 7, 2006.
          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

          Information contained herein is subject to completion or amendment. A registration statement relating to the securities to be issued by National City Corporation has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement-prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
          The Board of Directors of Harbor Florida Bancshares, Inc. (“Harbor”) unanimously approved the merger of Harbor with and into National City Corporation (“National City”). If the merger is completed, each share of Harbor common stock that you hold will be converted into the number of shares of common stock of National City worth $45.00, determined by the average closing price of National City common stock for the ten-day period prior to Federal Reserve Board approval of the merger. It is intended that the merger will be tax-free for Harbor shareholders.
          THE VALUE OF THE EXCHANGE RATIO FOR HARBOR’S SHARES IS FIXED, MEANING THAT IT WILL NOT BE ADJUSTED BASED ON CHANGES IN THE PRICES OF THE COMMON STOCK OF HARBOR OR NATIONAL CITY BEFORE THE MERGER. Therefore, the number of shares of National City common stock which you would receive in the merger is not fixed.
          BASED ON THE CLOSING PRICE OF NATIONAL CITY COMMON STOCK OF $36.78 ON JULY 10, 2006, THE $45.00 EXCHANGE RATIO REPRESENTS APPROXIMATELY 1.2235 SHARES OF NATIONAL CITY COMMON STOCK FOR EACH SHARE OF HARBOR COMMON STOCK. WE URGE YOU TO OBTAIN CURRENT MARKET PRICE QUOTATIONS FOR HARBOR AND NATIONAL CITY COMMON STOCK. THE COMMON STOCK OF HARBOR IS TRADED ON THE NASDAQ GLOBAL SELECT MARKET UNDER THE SYMBOL “HARB.” THE COMMON STOCK OF NATIONAL CITY IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL “NCC.”
          The Board of Directors and executive officers of National City will be the Board of Directors and executive officers of the merged company. In addition, the Certificate of Incorporation and By-Laws of the merged company will be identical to those of National City.
          Harbor is holding a special meeting of its shareholders to vote on approval of this merger proposal and a proposal to amend Harbor’s Certificate of Incorporation to facilitate completion of the merger. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. The date of the Harbor special shareholders meeting is [                    ], 2006. The merger cannot take place unless the shareholders of Harbor approve both proposals.
          This document describes the special meeting, the merger proposal, the amendment proposal, the documents related to the merger and certain other matters. Please carefully read this entire document. You also can obtain additional information about Harbor and National City from documents that have been filed with the Securities and Exchange Commission.

/s/ Michael J. Brown, Sr.

Michael J. Brown, Sr.
Chairman and CEO

          FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH YOU SHOULD CONSIDER IN EVALUATING THE MERGER, SEE “RISK FACTORS” BEGINNING ON PAGE [20].
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
          THE SECURITIES OFFERED THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF EITHER HARBOR OR NATIONAL CITY, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER FEDERAL OR STATE GOVERNMENTAL AGENCY.
          This proxy statement-prospectus is dated [          ], 2006 and is being first mailed on or about that date.

HARBOR FLORIDA BANCSHARES, INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [                    ], 2006
To the Shareholders of
Harbor Florida Bancshares, Inc.:
          We will hold a special meeting of shareholders of Harbor Florida Bancshares, Inc., a Delaware corporation, on [                    ], 2006, at [                    ] Eastern Time at Old City Hall Annex, 315 Avenue A, Fort Pierce, Florida, for the purpose of considering and voting upon the following:

1.	A proposal to approve Harbor’s merger with and into National City Corporation, a Delaware corporation, under the Agreement and Plan of Merger, dated as of July 10, 2006, by and between Harbor and National City and the transactions contemplated by the merger agreement;

2.	A proposal to amend the Certificate of Incorporation of Harbor to modify certain provisions restricting any business combination if such business combination is approved by Harbor’s Board of Directors;

3.	A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to approve the merger and the proposed amendment; and

4.	To transact any other business as may properly be brought before the special meeting.
          We have fixed the close of business on [                    ], 2006 as the record date for determining those shareholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.
          IN ORDER FOR THE MERGER AND THE RELATED TRANSACTIONS TO BE APPROVED, THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF HARBOR ENTITLED TO VOTE THEREON MUST VOTE IN FAVOR OF THE MERGER AGREEMENT AND THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Brown, Sr.
Michael J. Brown, Sr.
Chairman and Chief Executive Officer
Fort Pierce, Florida
[                    ], 2006

          WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD. IF YOU PLAN TO ATTEND THE SPECIAL MEETING YOU SHOULD PROMPTLY SUBMIT YOUR PROXY INDICATING YOUR INTENT TO ATTEND.
          THE BOARD OF DIRECTORS OF HARBOR UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS IT CONTEMPLATES. THE BOARD OF DIRECTORS OF HARBOR UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO HARBOR’S CERTIFICATE OF INCORPORATION.

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ADDITIONAL INFORMATION
          This proxy statement-prospectus incorporates important business and financial information about Harbor and National City from other documents filed with the Securities and Exchange Commission (“SEC”) that are not delivered with or included in this proxy statement-prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement-prospectus, including Harbor’s and National City’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and proxy statements, without charge, by accessing the SEC’s web site maintained at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Harbor Florida Bancshares, Inc.	National City Corporation
100 S. Second Street	1900 East Ninth Street, Locator 01-2229
Fort Pierce, Florida 34950	Cleveland, Ohio 44114
Attention: Investor Relations	Attention: Investor Relations
Telephone: 1-800-226-4375	Telephone: 1-800-622-4204
          IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EITHER COMPANY, PLEASE DO SO BY [                                     ], 2006 IN ORDER TO RECEIVE THEM BEFORE THE HARBOR SPECIAL SHAREHOLDERS MEETING. IF YOU REQUEST ANY DOCUMENTS INCORPORATED BY REFERENCE, THEY WILL BE MAILED TO YOU PROMPTLY BY FIRST-CLASS MAIL OR SIMILAR MEANS.
          See the section titled “WHERE YOU CAN FIND MORE INFORMATION” on PAGE [72].

QUESTIONS AND ANSWERS ABOUT THE MERGER
AND THE HARBOR SPECIAL SHAREHOLDERS MEETING
Q: WHAT MATTERS WILL BE CONSIDERED AT THE SPECIAL MEETING?
A: Harbor shareholders will be asked to vote to approve the merger agreement and the related transactions and the amendment to the Certificate of Incorporation of Harbor, to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposals, and to transact any other business as may properly be brought before the special meeting.
Q: WHAT WILL HAPPEN IN THE MERGER?
A: In the merger, Harbor will merge with and into National City. The existing Board of Directors and executive officers of National City will be the Board of Directors and executive officers of the merged company. National City will continue to be governed by the laws of the State of Delaware. Upon completion of the merger, each share of Harbor common stock will automatically be converted into $45.00 worth of common stock of National City.
National City will not issue any fractional shares of its common stock in the merger. Instead, Harbor shareholders will receive cash for any fractional share of National City common stock owed to them. The amount of cash Harbor shareholders will receive for any fractional shares will be calculated by multiplying the fractional share interest by the average of the per share closing prices on the New York Stock Exchange of National City common stock for the ten consecutive trading days before the Federal Reserve Board’s approval of the merger.
Q: WHAT DOES THE AMENDMENT ENTAIL?
A: Article X of Harbor’s Certificate of Incorporation currently in effect contains certain ownership limitations that restrict any person from acquiring or offering to acquire beneficial ownership of more than 10% of any class of Harbor’s common stock and that shares so acquired will be deemed “excess shares.” The proposed amendment will authorize such ownership where transactions have been previously approved by Harbor’s Board of Directors. The merger will not be completed if this amendment to Harbor’s Certificate of Incorporation is not approved.
Q: WHAT DO I NEED TO DO NOW?
A: You should carefully read and consider the information contained in this document. Then, please fill out, sign, date and mail your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the Harbor special shareholders meeting. If a returned card is signed but does not specify a choice nor indicate an abstention, your proxy will be voted “FOR” the matters being considered at the meeting. Harbor will also utilize telephone, facsimile and electronic voting via the Internet — please see the proxy card for details.
Q: WHY IS MY VOTE IMPORTANT?
A: The merger and the amendment proposal to Harbor’s Certificate of Incorporation must be approved by the holders of a majority of the outstanding shares of common stock entitled to vote at the special meeting. Therefore, if you do not vote or abstain from voting, your failure to vote or your abstention will count the same as a vote against approving the merger and the related transactions. In addition, approval of adjournment of the special meeting, if necessary, requires the affirmative vote of a majority of the shares represented at the special meeting.
Q: IF MY SHARES ARE HELD BY MY BROKER IN “STREET NAME,” WILL MY BROKER VOTE MY SHARES FOR ME?
A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares. If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares, which will have the effect of a vote against approving the merger and the amendment to Harbor’s Certificate of Incorporation.
Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?
A: Yes. You may change your vote at any time before your proxy is voted at the meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new, later-dated proxy card. If you choose either of these two methods you must submit your notice of revocation or your new proxy card to Harbor. The notice of revocation or new proxy card must be received before the meeting and must be sent to Harbor Florida Bancshares, Inc., 100 S. Second Street, Fort Pierce, Florida 34950, Attention: Secretary. Third, you may attend the meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.
Q: WILL I OWE ANY FEDERAL INCOME TAX AS A RESULT OF THE MERGER?
A: In general, you will not recognize any gain or loss for federal income tax purposes as a result of the merger, except to the extent of any gain with respect to any cash payment you receive instead of any fractional share of National City common stock.
Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?
A: No. Harbor shareholders will receive written instructions for exchanging their stock certificates for the consideration to be received by them in the merger after the merger is completed.
Q: WHEN DOES HARBOR EXPECT TO COMPLETE THE MERGER?
A: We expect to complete the merger in the fourth quarter of 2006; however, we cannot assure you when or if the merger will occur. We must first obtain the approvals of our shareholders at the special meeting and the necessary regulatory approvals.
Q: WHOM SHOULD I CALL WITH QUESTIONS?
A: Harbor shareholders should call Harbor’s Investor Relations Department at 1-(800) 226-4375 with any questions about the merger and related transactions.

SUMMARY
          This summary highlights selected information from this proxy statement-prospectus. It does not contain all of the information that is important to you, and it is qualified in its entirety by reference to the more detailed information contained elsewhere in this proxy statement-prospectus or incorporated by reference in this proxy statement-prospectus. You are urged to read carefully the entire proxy statement-prospectus and the other documents to which this proxy statement-prospectus refers to fully understand the merger. The items in this summary include a page reference directing you to a more complete description of that item.
THE MERGER (PAGES 24-55)
          In the merger, Harbor will merge with and into National City. The existing Board of Directors and executive officers of National City will be the Board of Directors and executive officers of the merged company. National City will continue to be governed by the laws of the State of Delaware. We expect to complete the merger in the fourth quarter of 2006.
          We have attached a copy of the merger agreement to this proxy statement-prospectus as Annex A and incorporate it herein by reference.
REASONS FOR THE MERGER (PAGES 28-30)
          The merger offers Harbor shareholders both the opportunity to realize a premium for the value of their shares compared to the market price before the announcement of the merger agreement and the opportunity to participate in the growth and potential of National City. Based on the closing price of Harbor common stock on July 10, 2006, the last trading day before the merger was announced, the value of the National City common stock to be received by Harbor shareholders in the merger represented a premium of approximately 19.8% over the closing price of Harbor common stock on that date. Further, Harbor’s goal is to continue to serve its customers and communities, while expanding the breadth and depth of its products and services. Joining with National City will allow Harbor to achieve this goal.
          National City wants to expand its presence into attractive growth markets, including East Central and Southeast Florida. The merger with Harbor is consistent with this growth strategy and will also help National City serve its customers who visit or live part of the year in Florida.
WHAT HARBOR’S SHAREHOLDERS WILL RECEIVE (PAGE 24)
          Upon completion of the merger, each share of Harbor’s common stock will automatically be converted into the right to receive a number of shares of the common stock of National City equal to $45.00 divided by the average closing price of National City’s common stock for the ten consecutive trading days prior to the Federal Reserve Board’s approval of the merger. National City will not issue any fractional shares of its common stock in the merger. Instead, Harbor shareholders will receive cash for any fractional share of National City common stock owed to them. The amount of cash Harbor shareholders will receive for any fractional shares will be calculated by multiplying the fractional share interest by the average of the per share closing prices on the New York Stock Exchange of National City common stock for the ten consecutive trading days before the Federal Reserve Board’s approval of the merger.
          After the merger is completed, you will receive instructions on how to surrender your Harbor common stock certificates to receive new certificates representing the National City common stock and cash consideration in lieu of fractional shares. DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.
          Because the market value of the merger consideration is fixed and because the market price of the common stock of National City will fluctuate, the number of shares of National City stock you will receive in the merger is not fixed and may increase or decrease from the date of the merger agreement, from the date of this proxy statement-prospectus and from the date of the special meeting to the date of the Federal Reserve Board’s approval of the merger.

BOARD RECOMMENDATION (PAGES 24, 28-29)
          Harbor’s Board of Directors believes that the merger is fair to Harbor shareholders and in their best interests. Harbor’s Board of Directors unanimously recommends that Harbor shareholders vote “FOR” approval of the merger agreement, the amendment to Harbor’s Certificate of Incorporation and the related transactions.
OPINION OF FINANCIAL ADVISOR (PAGES 30-43)
          Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) has delivered a written opinion to the Harbor Board of Directors that, as of July 10, 2006, the consideration to be received in the transaction was fair to Harbor’s shareholders from a financial point of view. We have attached a copy of this opinion to this proxy statement-prospectus as Annex B. Harbor shareholders should read it completely to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion.
RIGHTS OF DISSENTING SHAREHOLDERS (PAGE 57)
          Under Section 262 of the Delaware General Corporation Law, Harbor shareholders who vote against the merger would not have appraisal rights available to them in connection with the merger.
ACCOUNTING TREATMENT (PAGE 55)
          National City will account for the merger using the purchase method of accounting. Under the purchase method, National City will record, at fair value, the acquired assets and assumed liabilities of Harbor. To the extent the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, National City will record goodwill. National City will include in its consolidated results of operations the results of Harbor’s operations after the merger is completed.
CERTAIN FEDERAL INCOME TAX CONSEQUENCES (PAGES 55-57)
          Harbor and National City have structured the merger to qualify as a tax-free reorganization for federal income tax purposes. Assuming that the merger qualifies as a reorganization, none of Harbor, National City nor their respective shareholders will recognize any gain or loss for federal income tax purposes in the merger except for any gain recognized with respect to cash received in lieu of a fractional share of National City common stock. No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the merger.
          THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE AND ON PAGES [       ] OF THIS PROXY STATEMENT-PROSPECTUS DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A HOLDER OF HARBOR COMMON STOCK. SHAREHOLDERS OF HARBOR ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
THE COMPANIES (PAGES 12-17, 69-71)

•	Harbor Florida Bancshares, Inc. 100 S. Second Street Fort Pierce, Florida 34950 1-(800) 226-4375
          Harbor is a $3.2 billion independent financial institution organized under the laws of Delaware and headquartered in Fort Pierce, Florida. It is registered as a Savings and Loan Holding Company under the Home Owners’ Loan Act of 1933 and owns 100% of its sole bank subsidiary, Harbor Federal Savings Bank, a federally chartered savings bank (“Harbor Federal” or the “Bank”). Harbor Federal offers deposit products and consumer, mortgage and commercial loans to a population of over 2.25 million in an eight-county market area. Harbor Federal operates 40 full-service retail banking offices and a full-service insurance agency with five locations. Harbor Florida Financial Services, Inc., a wholly-owned subsidiary of Harbor Federal, offers fixed-rate annuity products for sale through its branch offices. For more information about Harbor, visit Harbor’s website at www.harborfederal.com. The information on Harbor’s website does not constitute part of this proxy statement-prospectus.
          As of June 30, 2006, Harbor reported, on a consolidated basis, total assets of $3.2 billion, portfolio loans of $2.6 billion, deposits of $2.2 billion and shareholders’ equity of $344 million.

•	National City Corporation 1900 East Ninth Street Cleveland, Ohio 44114 1-(800) 622-4204 1-(216) 222-2983 (fax)
          National City is a Financial Holding Company organized under the laws of Delaware and registered under the Bank Holding Company Act of 1956. National City, headquartered in Cleveland, Ohio, is one of the nation’s largest financial holding companies. The company operates through an extensive retail banking network in Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. For more information about National City, visit the company’s web site at www.nationalcity.com. The information on National City’s web site does not constitute part of this proxy statement-prospectus.
          As of June 30, 2006, National City reported, on a consolidated basis, total assets of $141.5 billion, portfolio loans of $101.0 billion, deposits of $83.2 billion and stockholders’ equity of $12.6 billion.
THE MEETING (PAGES 22-24)
          The Harbor special meeting will be held on [                    ], 2006 at [          ], Eastern Time, at Old City Hall Annex, 315 Avenue A, Fort Pierce, Florida. At the Harbor special meeting, Harbor’s shareholders will be asked:

–	to approve the merger agreement and the related transactions;

–	to approve an amendment to Harbor’s Certificate of Incorporation;

–	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to approve the proposals; and

–	to transact any other business as may properly be brought before the special meeting.
RECORD DATE, VOTING RIGHTS AND VOTING PROCEDURES (PAGES 23-24)
          You can vote at the Harbor special meeting if you owned Harbor common stock at the close of business on [                    ], 2006. On that date, there were approximately [                    ] shares of Harbor common stock outstanding and entitled to vote. You can cast one vote for each share of Harbor common stock that you owned on that date. Approval of the merger agreement and the related transactions requires the affirmative vote of the holders of a majority of Harbor’s outstanding common stock. Approval of the amendment to the Certificate of Incorporation requires approval by a majority of Harbor’s outstanding common stock, while approval of adjournment of the special meeting to solicit additional votes requires the affirmative vote of a majority of the shares represented at the special meeting.
          As of the record date, Harbor’s directors and executive officers had voting control over an aggregate of [       ]% of the outstanding shares of Harbor common stock entitled to vote at the special meeting. As of

the record date, major shareholders of Harbor had voting control over an aggregate of approximately [       ]% of the outstanding shares of Harbor common stock entitled to vote at the special meeting.
CONDITIONS TO COMPLETION OF THE MERGER (PAGES 47-48)
          Harbor’s and National City’s obligations to complete the merger depend on a number of conditions being met. These include:

–	approval of the merger by Harbor shareholders;

–	approval by Harbor’s shareholders of an amendment to Harbor’s Certificate of Incorporation;

–	approval of the merger by necessary federal and state regulatory authorities and receipt of all required consents;

–	the effectiveness of a registration statement filed with the Securities and Exchange Commission registering the shares of National City common stock issuable in connection with the merger;

–	the authorization for listing of the National City common stock issuable in connection with the merger on the New York Stock Exchange;

–	the absence of any order, injunction, decree, law or regulation that would prohibit the merger or make it illegal;

–	receipt of consents or evidence of termination of certain vendor agreements with exclusivity features;

–	receipt by Harbor and National City of an opinion, subject to various limitations, that for U.S. federal income tax purposes, no gain or loss will be recognized by National City or Harbor as a result of the merger; Harbor shareholders who receive National City common stock in the merger will not recognize any gain or loss as a result of the merger, except in connection with the receipt of cash in lieu of fractional shares; the aggregate tax basis of the shares of National City common stock received by a Harbor shareholder in the merger will be the same as the aggregate tax basis of the shares of Harbor common stock surrendered in the exchange; and the holding period of the shares of National City common stock received in the merger will include the period during which the shares of Harbor common stock surrendered in the exchange were held, provided such shares were held as capital assets at the effective time of the merger; and

–	delivery by Harbor to National City not later than September 30, 2006, of title examinations on all real property owned by Harbor.
          Where the law permits, either Harbor or National City could choose to waive a condition to its respective obligation to complete the merger even though that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.
REGULATORY APPROVALS (PAGES 43-44)
          Application was made by National City on July 18, 2006 to the Board of Governors of the Federal Reserve System for approval of the merger of Harbor with and into National City.
          As of the date of this proxy statement-prospectus, National City has not yet received the required Federal Reserve Board approval. While we do not know of any reason why such approval could not be obtained in a timely manner, we cannot be certain when or if required approval will be received.

TERMINATION OF THE MERGER AGREEMENT; EXPENSES (PAGES 49-51)
          Harbor and National City can mutually agree at any time to terminate the merger agreement without completing the merger, even if Harbor’s shareholders have approved it. Also, either party may terminate the merger agreement under the following circumstances:

–	at any time after June 30, 2007, if the merger is not completed by that date, except a party that is in material breach of the merger agreement may not terminate the agreement;

–	if the merger agreement has not been approved by Harbor’s shareholders;

–	if any of the conditions to closing common to National City and Harbor have not been met or waived; or

–	if any governmental authority shall have enacted, issued, promulgated, enforced or entered any final and non-appealable injunction, order, decree or ruling which is then in effect that has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger.
          In addition, National City or Harbor may unilaterally terminate the agreement in a number of other situations, including if the party’s obligations which are conditions to its obligation to close the merger have not been performed or waived and, in the case of a failure by the other party to comply in all material respects with its covenants contained in the merger agreement required to be performed at or prior to closing, the breaching party has been given at least 30 days’ prior written notice of such failure.
          Harbor must pay National City a termination fee of $40.0 million under the following circumstances:

–	if National City terminates the merger agreement because Harbor has not performed its covenants in all material respects, because Harbor’s representations and warranties are not true and correct, or because notice of a special meeting of Harbor’s shareholders has not been provided in a timely fashion, and National City is not in material breach of the merger agreement but only if:

•	within 18 months following the effective date of any such termination, Harbor enters into any agreement with a third party relating to the acquisition by such party of Harbor, any of Harbor’s subsidiaries or any of Harbor’s lines of business, or any offer that would result in any third party beneficially owning 10% of more of any of Harbor’s classes of equity securities, or any merger, consolidation, liquidation, business combination, recapitalization or similar transaction;

–	if there is a temporary restraining order or a non-appealable injunction, order, decree or ruling which has the effect of making consummation of the merger illegal, or otherwise prevents or prohibits consummation of the merger, as a result of a third party’s initiation or instigation of the proceedings resulting in the issuance of the injunction, order, decree or ruling and if the third party announces the intent to engage in a bona fide acquisition of Harbor, as determined in good faith by Harbor’s Board but only if:

•	within 18 months following the effective date of any such termination, Harbor enters into any agreement with a third party relating to the acquisition by such party of Harbor, any of Harbor’s subsidiaries or any of Harbor’s lines of business, or any offer that would result in any third party beneficially owning 10% of more of any of Harbor’s classes of equity securities, or any merger, consolidation, liquidation, business combination, recapitalization or similar transaction;

–	if Harbor’s Board does not publicly recommend in this proxy statement-prospectus that Harbor’s shareholders approve the merger agreement;

–	if Harbor’s Board withdraws, modifies or amends its recommendation for Harbor’s shareholders to approve the merger agreement in any manner adverse to National City;

–	if Harbor enters into a binding agreement for, or its Board of Directors recommends an acquisition of, Harbor by a third party; or

–	if a tender offer or exchange offer is commenced that if consummated would result in any person beneficially owning 25% or more of Harbor common stock, and the Board of Directors of Harbor fails to recommend against acceptance of such tender offer or exchange offer or elects to take no position with respect to the acceptance of such tender offer or exchange offer.
          Harbor would be required to pay National City’s expenses attributable to the merger in certain circumstances.
WAIVER AND AMENDMENT (PAGE 52)
          Harbor and National City may jointly amend the merger agreement, and each of them may waive its right to require the other party to adhere to the terms and conditions of the merger agreement. Neither party may do so, however, after Harbor’s shareholders approve the merger if the amendment or waiver reduces or changes the form of consideration that any Harbor shareholder will receive.
INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (PAGES 44-46)
          Some of the directors and officers of Harbor have interests in the merger that may differ from, or that may be in addition to, the interests of other shareholders of Harbor. These interests exist because of employment or severance agreements that the officers entered into with Harbor or National City and rights that Harbor officers and directors have, including under Harbor’s benefit plans. These employment and severance agreements provide the officers with severance benefits if their employment is terminated following the merger. The merger also causes the accelerated vesting of certain benefits under the plans.
          The members of Harbor’s Board of Directors knew about these additional interests and considered them when they agreed to the merger.
STOCK OPTIONS (PAGE 45-46)
          Under the merger agreement, each option to buy Harbor common stock granted under Harbor’s stock option plans that is outstanding and not yet exercised immediately before completion of the merger will become a fully vested option to buy National City’s common stock on the same terms and conditions as were previously applicable to such option. The number of shares of National City’s common stock subject to each new stock option, as well as the exercise price of that stock option, will be adjusted to reflect the exchange ratio in the merger.
MATERIAL DIFFERENCES IN THE RIGHTS OF HARBOR SHAREHOLDERS AND NATIONAL CITY SHAREHOLDERS (PAGES 57-62)
          The rights of Harbor shareholders are governed by Harbor’s Certificate of Incorporation and Bylaws. Upon completion of the merger, the rights of the merged company’s shareholders will be governed by the Certificate of Incorporation and By-Laws of National City. There will be important differences in your rights as a shareholder if you receive National City common stock in the merger.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
          Harbor common stock is traded on the Nasdaq Global Select Market under the symbol “HARB.” The closing sale per share price reported for Harbor common stock on July 10, 2006, the last trading date preceding the public announcement of the merger, was $37.55. National City common stock is traded on the New York Stock Exchange under the symbol “NCC.” The closing per share price reported for National City common stock on July 10, 2006, the last date on which National City common stock traded preceding the public announcement of the merger, was $36.78.
          The following table sets forth for the periods indicated the intra-day high and low sales prices per share, respectively, of Harbor and National City common stock as reported on the Nasdaq Global Select Market (prior to July 1, 2006, the Nasdaq National Market) and the New York Stock Exchange, respectively, along with the quarterly cash dividends per share declared. The per share prices do not include adjustments for markups, markdowns or commissions.

	Harbor				National City
	Common Stock				Common Stock

			Cash				Cash
			Dividend				Dividend
	High	Low	Declared		High	Low	Declared

Calendar 2004
First Quarter	$31.50	$27.50		$.16	$37.10	$32.14	$.32
Second Quarter	29.88	26.02		.16	36.10	32.60	.32
Third Quarter	33.74	26.51		.16	39.35	34.35	.35
Fourth Quarter	36.42	30.12		.16	39.66	36.07	.35
Calendar 2005
First Quarter	$35.46	$32.05		$.20	$37.75	$32.85	$.35
Second Quarter	37.92	32.70		.20	35.30	32.08	.35
Third Quarter	39.94	35.41		.20	37.85	33.37	.37
Fourth Quarter	39.50	32.71		.20	35.04	29.75	.37
Calendar 2006
First Quarter	$40.30	$36.09		$.275	$36.25	$33.26	$.37
Second Quarter	38.44	35.50		.275	38.04	34.38	.37
Third Quarter	[						]
          The market value of the aggregate consideration that Harbor shareholders will receive in the merger is approximately $[                    ] based on [                    ] shares of Harbor common stock outstanding at the date of this proxy statement-prospectus. This estimated market value of the aggregate consideration is based on the closing price of National City’s common stock of $[          ] per share on September [     ], 2006. The actual market value of the merger consideration will vary based on the market value of National City common stock prior to the Federal Reserve Board’s approval of the merger.

          The closing prices of Harbor and National City common stock on July 10, 2006 and September [     ], 2006, and the implied value to be received in the merger by Harbor shareholders who receive National City common stock for each share of Harbor common stock on these dates, were as follows:

		National City	Implied Value
	Harbor	Common	Per Share of Harbor
	Common Stock	Stock	Common Stock

July 10, 2006	$37.55	$36.78	$
September [ ], 2006

          The market price of Harbor common stock and National City common stock will fluctuate prior to the merger, but the value of merger consideration for Harbor’s shares is fixed. You should obtain current stock price quotations for Harbor common stock and National City common stock.
          Dividends may be paid on National City’s and Harbor’s common stock, as and when declared by National City’s Board of Directors and Harbor’s Board of Directors, respectively, out of any of funds legally available for the payment of such dividends, subject to all of the preferences and rights of any preferred stock or a series thereof. The amount of dividends payable will depend upon the earnings and financial condition of Harbor and National City and other factors, including applicable governmental regulations and policies.

COMPARATIVE PER SHARE DATA
          The following table presents at the dates and for the periods indicated certain historical per share data for National City common stock and for Harbor common stock. The information is based upon and should be read in conjunction with the respective historical consolidated financial statements of National City and Harbor incorporated by reference in this proxy statement-prospectus. National City has a December 31 fiscal year end while Harbor has a September 30 fiscal year end.

	National City	Harbor
	Historical	Historical
	December 31, 2005	September 30, 2005

Book value per share	$20.51	$13.37
Cash dividends paid per share for the year ended	1.44	0.76
Basic earnings per share for the year ended	3.13	2.03
Diluted earnings per share for the year ended	3.09	1.98

	National City	Harbor
	Historical	Historical
	As of/For the Six Months	As of/For the Nine
	Ended June 30, 2006	Months Ended June 30, 2006

Book value per share	$20.84	$14.27
Cash dividends paid per share	0.74	0.75
Basic earnings per share	1.52	1.60
Diluted earnings per share	1.51	1.58
SUMMARY CONSOLIDATED FINANCIAL DATA
          The following tables present selected consolidated financial data for National City and Harbor on an historical basis. National City has a December 31 fiscal year end while Harbor has a September 30 fiscal year end. The historical information for the years 2001 through 2005 was derived from audited financial statements of National City and Harbor. The historical information for the three, six and nine-month periods ended June 30, 2006 and 2005 is unaudited and was derived from interim financial statements of National City and Harbor, respectively.
          The information presented in the tables should be read in conjunction with National City’s and Harbor’s consolidated financial statements and the related notes incorporated by reference in this proxy statement-prospectus. See “WHERE YOU CAN FIND MORE INFORMATION”; “INCORPORATION BY REFERENCE” and “CONSOLIDATED FINANCIAL INFORMATION (Unaudited).”

NATIONAL CITY SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED)

	Three Months		Six Months
	Ended June 30		Ended June 30

	2006	2005	2006	2005

Statements of Income (In Thousands)
Interest income	$ 2,236,130	$ 1,856,977	$ 4,381,210	$ 3,600,893
Interest expense	1,075,871	694,298	2,044,656	1,288,240

Net interest income	1,160,259	1,162,679	2,336,554	2,312,653
Provision for loan losses	59,917	25,827	86,960	96,274

Net interest income after provision for loan losses	1,100,342	1,136,852	2,249,594	2,216,379
Noninterest income	784,081	981,028	1,439,728	1,780,636
Noninterest expense	1,175,967	1,181,393	2,318,279	2,326,159

Income before income taxes	708,456	936,487	1,371,043	1,670,856
Income tax expense	235,530	311,360	439,310	561,587

Net income	$472,926	$625,127	$931,733	$1,109,269

Net income applicable to common stock	$472,511	$624,734	$930,903	$1,108,483

Per Common Share
Net income:
Basic	$0.77	$0.98	$1.52	$1.73
Diluted	0.77	0.97	1.51	1.71
Dividends declared	0.37	0.35	0.74	0.70
Book value	20.84	20.42	20.84	20.42
Average shares:
Basic	609,656,508	636,882,733	610,777,446	639,926,863
Diluted	618,230,041	644,134,005	618,959,606	648,287,671
Financial Ratios
Return on average common equity	15.08%	19.65%	15.00%	17.51%
Return on average assets	1.35	1.80	1.34	1.61
Average stockholders’ equity to average assets	8.97	9.13	8.96	9.18
Net interest margin	3.73	3.76	3.77	3.77
Annualized net charge-offs to average portfolio loans	0.30	0.27	0.38	0.31
Efficiency ratio	60.29	55.03	61.36	56.89
At Period End (In Millions)
Assets	$141,486	$144,143	$141,486	$144,143
Portfolio loans	100,973	106,808	100,973	106,808
Loans held for sale or securitization	12,964	11,539	12,964	11,539
Securities, at fair value	7,726	7,694	7,726	7,694
Deposits	83,224	83,139	83,224	83,139
Long-term debt	32,525	33,666	32,525	33,666
Stockholders’ equity	12,610	13,002	12,610	13,002

NATIONAL CITY SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

	As of/For the Years Ended December 31,

	2005	2004 (a)	2003	2002	2001

Statements of Income (In Thousands)
Interest income	$7,731,819	$6,026,003	$5,965,930	$5,901,171	$6,407,359
Interest expense	3,036,071	1,593,335	1,629,816	1,910,541	2,975,903

Net interest income	4,695,748	4,432,668	4,336,114	3,990,630	3,431,456
Provision for loan losses	283,594	323,272	638,418	681,918	605,295

Net interest income after provision for loan losses	4,412,154	4,109,396	3,697,696	3,308,712	2,826,161
Noninterest income	3,304,319	4,440,181	3,593,071	2,548,459	2,685,216
Noninterest expense	4,755,310	4,471,637	4,053,301	3,688,370	3,344,876

Income before income taxes	2,961,163	4,077,940	3,237,466	2,168,801	2,166,501
Income tax expense	975,934	1,298,006	1,120,402	722,158	778,393

Net income	$1,985,229	$2,779,934	$2,117,064	$1,446,643	$1,388,108

Net income applicable to common stock	$1,983,613	$2,779,149	$2,117,064	$1,446,622	$1,387,092

Per Common Share
Net income:
Basic	$3.13	$4.37	$3.46	$2.37	$2.30
Diluted	3.09	4.31	3.43	2.35	2.27
Dividends declared	1.44	1.34	1.25	1.20	1.16
Book value	20.51	19.80	15.39	13.35	12.15
Average shares:
Basic	633,431,660	635,450,188	611,205,682	610,186,786	603,611,073
Diluted	641,600,969	645,510,514	616,410,043	616,174,238	611,936,906
Financial Ratios
Return on average common equity	15.54%	24.56%	23.60%	18.14%	19.94%
Return on average assets	1.40	2.23	1.79	1.40	1.49
Average stockholders’ equity to average assets	9.02	9.10	7.57	7.70	7.49
Net interest margin	3.74	4.02	4.08	4.33	4.08
Net charge-offs to average portfolio loans	0.36	0.39	0.80	0.83	0.68
Efficiency ratio	59.41	50.35	51.24	56.85	55.70
At Year End (In Millions)
Assets	$142,397	$139,414	$114,102	$118,153	$105,905
Portfolio loans	106,039	100,271	79,344	72,174	68,058
Loans held for sale or securitization	9,667	12,430	15,368	24,501	16,831
Securities, at fair value	7,875	8,765	6,525	8,675	9,479
Deposits	83,986	85,955	63,930	65,119	63,130
Long-term debt	30,970	28,696	23,666	22,730	17,316
Stockholders’ equity	12,613	12,804	9,329	8,161	7,381

(a)	Results for 2004 were affected by the acquisitions of Allegiant Bancorp, Inc., Provident Financial Group, Inc. and Wayne Bancorp, and the sale of National Processing, Inc. Refer to footnote 3 of the audited financial statements included in National City’s Form 10-K for further details.

HARBOR SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED)

	Three Months		Nine Months
	Ended June 30		Ended June 30

	2006	2005	2006	2005

Statements of Income (In Thousands)
Interest income	$ 51,108	$ 42,481	$ 146,052	$ 120,727
Interest expense	21,641	14,447	58,808	40,094

Net interest income	29,467	28,034	87,244	80,633
Provision for loan losses	370	463	1,072	1,450

Net interest income after provision for loan losses	29,097	27,571	86,172	79,183
Noninterest income	6,337	6,056	19,010	16,748
Noninterest expense	14,886	13,987	44,453	39,738

Income before income taxes	20,548	19,640	60,729	56,193
Income tax expense	8,056	7,701	23,831	22,009

Net income	$12,492	$11,939	$36,898	$34,184

Net income applicable to common stock	$12,492	$11,939	$36,898	$34,184

Per Common Share
Net income:
Basic	$0.54	$0.52	$1.60	$1.50
Diluted	0.53	0.51	1.58	1.47
Dividends declared	0.275	0.20	0.75	0.56
Book value	14.27	13.04	14.27	13.04
Average shares:
Basic	23,148,135	22,838,844	23,075,637	22,763,166
Diluted	23,494,752	23,357,560	23,423,284	23,271,223

Financial Ratios
Return on average common equity	14.78%	15.67%	14.89%	15.37%
Return on average assets	1.57	1.64	1.58	1.61
Average stockholders’ equity to average assets	10.61	10.44	10.59	10.49
Net interest margin	3.85	4.01	3.89	3.97
Annualized net charge-offs to average portfolio loans	-	-	-	-
Efficiency ratio	42.41	42.07	42.78	41.78
At Period End (In Millions)
Assets	$3,220	$2,935	$3,220	$2,935
Portfolio loans	2,579	2,197	2,579	2,197
Loans held for sale or securitization	8	9	8	9
Securities available for sale	109	129	109	129
Securities held to maturity	337	420	337	420
Deposits	2,204	1,991	2,204	1,991
Long-term debt	640	595	640	595
Stockholders’ equity	344	312	344	312

HARBOR SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

	As of/For the Years Ended September 30,

	2005	2004	2003	2002	2001

Statements of Income (In Thousands)
Interest income	$164,885	$142,085	$134,905	$131,807	$126,050
Interest expense	56,065	47,426	49,665	56,631	65,234

Net interest income	108,820	94,659	85,240	75,176	60,816
Provision for loan losses	1,915	1,652	1,946	1,515	798

Net interest income after provision for loan losses	106,905	93,007	83,294	73,661	60,018
Noninterest income	23,439	23,547	21,780	15,816	12,330
Noninterest expense	54,399	49,867	43,027	37,343	32,614

Income before income taxes	75,945	66,687	62,047	52,134	39,734
Income tax expense	29,749	25,691	24,188	20,350	15,626

Net income	$46,196	$40,996	$37,859	$31,784	$24,108

Net income applicable to common stock	$46,196	$40,996	$37,859	$31,784	$24,108

Per Common Share
Net income:
Basic	$2.03	$1.81	$1.68	$1.40	$1.04
Diluted	1.98	1.77	1.64	1.36	1.02
Dividends declared	0.76	0.625	0.5175	0.4375	0.3875
Book value	13.37	12.05	11.01	9.97	9.20
Average shares:
Basic	22,810,546	22,617,504	22,563,688	22,746,983	23,178,084
Diluted	23,276,451	23,154,636	23,133,860	23,346,662	23,716,736
Financial Ratios
Return on average common equity	15.31%	15.06%	15.14%	13.78%	10.89%
Return on average assets	1.61	1.64	1.73	1.67	1.44
Average stockholders’ equity to average assets	10.53	10.87	11.42	12.13	13.20
Net interest margin	3.96	3.93	4.03	4.09	3.75
Net charge-offs to average portfolio loans	-	-	0.01	0.04	0.01
Efficiency ratio	42.24	43.70	42.60	42.38	45.91
At Year End (In Millions)
Assets	$3,012	$2,627	$2,352	$2,091	$1,755
Portfolio loans	2,296	1,909	1,627	1,555	1,415
Loans held for sale or securitization	11	2	3	8	5
Securities available for sale	129	130	247	147	46
Securities held to maturity	389	444	358	181	154
Deposits	2,056	1,745	1,550	1,373	1,200
Long-term debt	590	540	479	424	286
Stockholders’ equity	321	287	262	239	225

RECENT ANNOUNCEMENTS
          On July 22, 2006, all subsidiary banks of National City merged with and into National City Bank, Cleveland, Ohio.
          On July 26, 2006, National City signed a definitive agreement to acquire Fidelity Bankshares, Inc. (“Fidelity”), a savings and loan holding company with approximately $4.2 billion in assets operating 52 branches along Florida’s east coast through its wholly-owned bank subsidiary Fidelity Federal Bank & Trust. As of June 30, 2006, Fidelity had total loans and deposits of $3.3 billion and $3.4 billion, respectively. Under the terms of the agreement, Fidelity shareholders may elect to receive either $39.50 in cash for each share held or 1.0977 shares of National City common stock for each share held. Shareholder elections are subject to an allocation process that will occur at the time shareholders vote on the proposed transaction. The total indicated value of the transaction is approximately $1 billion. Subject to regulatory and shareholder approval, the transaction will be completed in the first quarter of 2007. In connection with the Fidelity acquisition transaction, a registration statement on Form S-4, containing a proxy statement-prospectus related to the merger, was filed with the SEC on [                    ]. Copies of this filing are available on the SEC’s website at www.sec.gov or on National City’s web site at www.nationalcity.com. Given the proximity in time of execution of the agreement relating to the Fidelity acquisition transaction to Harbor’s proposed merger with National City, summary historical consolidated financial information has been provided for Fidelity on the following pages.
          On September 5, 2006, National City announced that it entered into an agreement with Merrill Lynch & Co. (“Merrill Lynch”) for Merrill Lynch to acquire the First Franklin Financial Corporation (“First Franklin”) origination franchise and related servicing platform from National City. First Franklin, headquartered in San Jose, California, originates, purchases, sells and securitizes non-conforming residential first and second lien mortgage loans and is a leading originator of non-prime residential mortgage loans through a nationwide wholesale network. National City previously announced on July 10, 2006 that it was considering strategic alternatives for its First Franklin business unit. Under the terms of the agreement, Merrill Lynch will pay a $1.3 billion purchase price for First Franklin and affiliated business units National City Home Loan Services, Inc. and NationPoint. National City Home Loan Services, Inc., headquartered in Pittsburgh, Pennsylvania, services First Franklin loans for National City as well as for third parties. NationPoint, headquartered in Lake Forest, California, is engaged in direct-to-consumer mortgage lending. The transactions will result in a one-time pretax gain for National City of approximately $1 billion, equivalent to around $1.00 per share after tax, expected to be realized in the fourth quarter upon closing, subject to regulatory approval. In a separate transaction, National City also expects to sell to Merrill Lynch approximately $5.6 billion of First Franklin originated loans from National City’s loan portfolio.

FIDELITY SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
          The following tables present selected financial data for Fidelity Bankshares, Inc. on an historical basis. Fidelity has a December 31 fiscal year end. The financial information for the years 2001 through 2005 was derived from Fidelity’s financial statements. The financial information for the three and six-month periods ended June 30, 2006 and 2005 was derived from Fidelity’s unaudited interim financial statements.

	(UNAUDITED)
	Three Months		Six Months
	Ended June 30		Ended June 30

	2006	2005	2006	2005

Statements of Income (in Thousands)
Interest income	$64,621	$50,076	$126,286	$95,400
Interest expense	28,703	17,093	56,141	32,344

Net interest income	35,918	32,983	70,145	63,056
Provision for loan losses	186	422	626	994

Net interest income after provision for loan losses	35,732	32,561	69,519	62,062
Noninterest income	6,134	5,719	11,966	11,192
Noninterest expense	27,865	24,346	54,725	48,282

Income before income taxes	14,001	13,934	26,760	24,972
Income tax expense	5,350	5,287	10,233	9,509

Net income	$8,651	$8,647	$16,527	$15,463

Net income applicable to common stock	$8,651	$8,647	$16,527	$15,463

Per Common Share
Net income:
Basic	$0.35	$0.35	$0.67	$0.64
Diluted	0.34	0.35	0.65	0.63
Dividends declared	0.08	0.08	0.16	0.16
Book value	11.66	10.95	11.66	10.95
Average shares:
Basic	24,681,186	24,436,475	24,649,758	24,139,049
Diluted	26,329,066	24,995,395	25,305,542	24,716,758
Financial Ratios
Return on average equity	11.80%	12.91%	11.36%	11.83%
Return on average assets	0.82	0.94	0.79	0.86
Average stockholders’ equity to average assets	6.96	7.27	6.82	7.27
Net interest margin	3.67	3.83	3.58	3.77
Annualized net charge-offs to average portfolio loans	-	0.01	0.01	0.01
Efficiency ratio	66.26	62.91	66.65	65.03
At Period End (in Millions)
Assets	$4,235	$3,797	$4,235	$3,797
Portfolio loans	3,289	2,734	3,289	2,734
Securities available for sale	349	467	349	467
Securities held to maturity	264	270	264	270
Deposits	3,357	3,198	3,357	3,198
Long-term debt	324	178	324	178
Stockholders’ equity	294	275	294	275

FIDELITY SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

	As of/For the Years Ended December 31

	2005	2004	2003	2002	2001

Statements of Income (in Thousands)
Interest income	$206,551	$164,664	$143,683	$137,867	$138,480
Interest expense	76,211	59,864	57,164	61,768	81,422

Net interest income	130,340	104,800	86,519	76,099	57,058
Provision for loan losses	1,877	2,736	3,122	1,986	2,054

Net interest income after provision for loan losses	128,463	102,064	83,397	74,113	55,004
Noninterest income	23,353	22,143	19,640	14,603	12,014
Noninterest expense	100,059	86,620	73,637	61,181	53,972

Income before income taxes	51,757	37,587	29,400	27,535	13,046
Income tax expense	19,675	14,690	11,479	10,737	5,166

Net income	$32,082	$22,897	$17,921	$16,798	$7,880

Net income applicable to common stock	$32,082	$22,897	$17,921	$16,798	$7,880

Per Common Share
Net income:
Basic (a)	$1.32	$1.04	$0.82	$0.75	$0.34
Diluted (a)	1.28	1.01	0.81	0.74	0.34
Dividends declared	0.32	0.28	0.27	0.27	0.27
Book value (a)	11.34	10.29	8.19	7.10	7.50
Average shares:
Basic	24,344,880	22,068,136	21,747,880	22,436,460	22,860,966
Diluted	25,012,528	22,748,552	22,063,321	22,639,098	23,074,701
Financial Ratios
Return on average equity	11.87%	11.49%	10.15%	9.49%	5.46%
Return on average assets	0.85	0.69	0.64	0.71	0.38
Average stockholders’ equity to average assets	7.18	5.97	6.31	7.53	7.02
Net interest margin	3.74	3.36	3.31	3.51	2.85
Net charge-offs to average portfolio loans	0.01	0.01	0.02	0.03	-
Efficiency ratio	65.10	68.24	69.36	67.45	78.14
At Year End (in Millions)
Assets	$4,083	$3,471	$3,048	$2,439	$2,137
Portfolio loans	3,053	2,570	2,203	1,944	1,588
Securities available for sale	410	506	594	235	332
Securities held to maturity	242	89	-	-	-
Deposits	3,541	2,815	2,460	1,898	1,559
Long-term debt	146	304	317	282	319
Stockholders’ equity	285	251	185	169	178

(a)	Per share data has been adjusted to reflect the second step conversion of Fidelity Bankshares MHC in 2002 and the 3-for-2 stock split, in the form of a stock dividend, distributed in January 2005.

RISK FACTORS
          In addition to the other information included in this proxy statement-prospectus, you should carefully consider the risk factors described below in determining whether to vote to approve the merger agreement and the related transactions and the amendment to Harbor’s Certificate of Incorporation.
THE MERGER AGREEMENT LIMITS HARBOR’S ABILITY TO PURSUE ALTERNATIVES TO THE MERGER.
          The merger agreement contains terms and conditions that make it more difficult for Harbor to be sold to a party other than National City. These “no shop” provisions impose restrictions that prevent Harbor from seeking another acquisition proposal and that, subject to certain exceptions, limit Harbor’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Harbor. See “THE MERGER AGREEMENT — ACQUISITION PROPOSALS BY THIRD PARTIES.”
          National City required Harbor to agree to these provisions as a condition to National City’s willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring all or a significant part of Harbor from considering or proposing an acquisition even if it were prepared to pay consideration with a higher per share price than the current proposed merger consideration, and Harbor’s obligation to pay a termination fee, under certain circumstances, might result in a potential competing acquiror proposing to pay a lower per share price to acquire Harbor than it might otherwise have proposed to pay.
THE FAIRNESS OPINION OBTAINED BY HARBOR FROM ITS FINANCIAL ADVISOR WILL NOT REFLECT CHANGES IN CIRCUMSTANCES PRIOR TO THE MERGER.
          Sandler O’Neill, the financial advisor to Harbor, has delivered a “fairness opinion” to the Board of Directors of Harbor. The opinion states that as of July 10, 2006, the merger consideration is fair from a financial point of view to Harbor’s shareholders. The opinion does not reflect changes that may occur or may have occurred after July 10, 2006, including changes to the operations and prospects of Harbor or National City, changes in general market and economic conditions, the potential acquisition by National City of Fidelity Bankshares, Inc., or other factors. Any such changes, or other factors on which the opinion is based, may alter the relative value of Harbor and National City.
OFFICERS AND DIRECTORS OF HARBOR HAVE POTENTIAL CONFLICTS OF INTEREST IN THE MERGER.
          Some officers and directors of Harbor have interests in the merger that may be different from, or in addition to, the interests of Harbor shareholders generally. For example, certain executive officers have entered into agreements that provide for employment relationships with National City. Others will receive severance payments following the merger. These agreements may create potential conflicts of interest. These and certain other additional interests of Harbor’s officers and directors may cause some of these persons to view the proposed transaction differently than you view it. These interests are described under the heading “THE MERGER — Interests of Certain Persons in the Merger.”
HARBOR’S SHAREHOLDERS WILL NOT CONTROL NATIONAL CITY’S FUTURE OPERATIONS.
          Following the merger, Harbor shareholders in the aggregate will become the owners of approximately [                    ] of the approximately 605 million outstanding shares of National City common stock. Accordingly, former Harbor shareholders will not have a significant impact on the election of directors or on whether future National City proposals submitted to a vote of National City stockholders are approved or rejected.

NATIONAL CITY COULD EXPERIENCE DIFFICULTIES IN MANAGING ITS GROWTH AND EFFECTIVELY INTEGRATING HARBOR AND FIDELITY.
          National City may not be able to manage its growth adequately and profitably or to integrate the operations of Harbor effectively. Acquiring Harbor will involve risks commonly associated with acquisitions, including, without limitation, potential exposure to liabilities of Harbor, difficulty and expense of integrating the operations and personnel of Harbor, potential disruption to the business of Harbor, potential diversion of the time and attention of management of Harbor and impairment of relationships with, and the possible loss of, key employees and customers of Harbor. Similarly, National City’s proposed acquisition of Fidelity involves the same risks described herein.
IF NATIONAL CITY DOES NOT ADJUST TO RAPID CHANGES IN THE FINANCIAL SERVICES INDUSTRY, ITS FINANCIAL PERFORMANCE MAY SUFFER.
          National City’s ability to maintain its historical financial performance and return on investment to shareholders will depend in part on National City’s ability to expand its scope of available financial services to its customers. In addition to the challenge of attracting and retaining customers for traditional banking services, many of National City’s competitors offer one-stop financial services shopping to customers, which includes securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies. The increasingly competitive environment primarily is a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.
FUTURE GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT NATIONAL CITY’S FUTURE GROWTH.
          National City and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of National City and its subsidiaries. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and deposit insurance funds. The impact of any changes to these laws may negatively impact National City’s ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on National City, these changes could be materially adverse to current and future National City stockholders.
CHANGES IN INTEREST RATES COULD REDUCE NATIONAL CITY’S INCOME AND CASH FLOWS.
          National City’s income and cash flow depend to a great extent on the difference between the interest rates earned on its interest-earning assets such as loans and investment securities, and the interest rates paid on its interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond National City’s control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, and changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits. Fluctuations in these areas may adversely affect National City.
ADDITIONAL RISKS AND UNCERTAINTIES COULD HAVE A NEGATIVE EFFECT ON NATIONAL CITY’S FINANCIAL PERFORMANCE.
          Additional factors could have a negative effect on the financial performance of National City and its subsidiaries and National City common stock. Such factors include, without limitation, changes in general economic and financial market conditions, changes in competitive conditions, continuing consolidation in the financial services industry, new litigation or changes in existing litigation, losses, customer bankruptcy, claims and assessments.

FORWARD-LOOKING STATEMENTS
          This proxy statement-prospectus and the documents incorporated by reference in this proxy statement-prospectus include forward-looking statements by Harbor and National City. Both Harbor and National City have based these forward-looking statements on their respective current expectations at the time the statements were made and projections about future events. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor’s shareholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Harbor’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Reports on Form 10-K of National City and Harbor filed with the SEC. Copies of these filings are available at no cost on the SEC’s web site, www.sec.gov, and on the companies’ respective web sites, www.nationalcity.com and www.harborfederal.com.
          We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in any forward-looking statements in this prospectus statement-prospectus might not occur.
HARBOR SPECIAL MEETING
          Harbor is mailing this proxy statement-prospectus to you on or about [                    ], 2006. Together with this document, Harbor also is sending to you a notice of the Harbor special meeting and a form of proxy that Harbor’s Board of Directors is soliciting for use at the special meeting. The special meeting will be held on [                    ], 2006, at [                    ], Eastern Time at Old City Hall Annex, 315 Avenue A, Fort Pierce, Florida.
MATTERS TO BE CONSIDERED
          The purpose of the special meeting is to vote on (i) the approval of the merger agreement and the related transactions and (ii) an amendment to Harbor’s Certificate of Incorporation. You will also be asked to vote to adjourn or postpone the special meeting to a later date in order to solicit additional proxies if there are not sufficient votes in favor of the approval of the merger agreement and the amendment to our Certificate of Incorporation. At the special meeting, Harbor shareholders also may vote on any other matters that may properly be submitted to a vote at the special meeting.
PROXIES
          The accompanying form of proxy is for use at the special meeting if you are unable or do not desire to attend in person. You can revoke the proxy at any time before the vote is taken at the special meeting by submitting to Harbor’s secretary written notice of revocation or a properly executed proxy of a later date, or by attending the special meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of Harbor proxies must be addressed to:
Harbor Florida Bancshares, Inc.
100 S. Second Street
Fort Pierce, Florida 34950
Attention: Secretary
          Harbor shareholders should call Harbor’s Investor Relations Department at 1-(800) 226-4375 with any questions about the merger and related transactions.
          All shares represented by valid proxies which Harbor receives through this solicitation prior to the special meeting, and not revoked before they are exercised, will be voted in the manner specified in this paragraph. If you make no specification nor indicate an abstention on your proxy card, your proxy will be voted “FOR” the proposal to approve the merger agreement and the transactions contemplated thereby, “FOR” the proposal to amend Harbor’s Certificate of Incorporation and “FOR” the proposal to adjourn the special meeting if there are insufficient votes to approve the prior two proposals. Harbor’s Board of Directors does not know of any other matters that will be presented for action at the special meeting. If other matters do properly come before the special meeting, Harbor intends that shares represented by proxies in the form accompanying this document will be voted by and at the discretion of the persons named in the proxies.
SOLICITATION OF PROXIES
          Harbor is making this solicitation and will bear the cost of soliciting proxies. In addition to soliciting proxies by mail, Harbor will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Harbor common stock and secure their voting instructions, if necessary. Harbor will reimburse those record holders for their reasonable expenses in taking those actions. If necessary, Harbor also may use several of its regular employees or directors, who will not be specially compensated, to solicit proxies from Harbor shareholders, either personally or by telephone, fax, letter or special delivery letter.
          Harbor has not hired a paid proxy solicitor at this time, but may hire a proxy solicitor at its discretion.
RECORD DATE, VOTING RIGHTS AND VOTING PROCEDURES
          [                    ], 2006 is the record date for determining the Harbor shareholders entitled to notice of and to vote at the special meeting. On that date, there were approximately [                    ] shares of Harbor common stock outstanding that were held by approximately [                    ] holders of record.
          To have a quorum that permits Harbor to conduct business at the special meeting, there must be present at the meeting, whether in person or by proxy, holders of Harbor common stock representing a majority of the outstanding common stock of Harbor as of [                    ], 2006, the record date. You are entitled to one vote for each outstanding share of Harbor common stock you held as of the close of business on the record date.
          Holders of shares of Harbor common stock present in person at the special meeting but who have not sent in a proxy, and shares of Harbor common stock for which Harbor has received proxies indicating that its holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in street name that have been designated by brokers on proxy cards as not voted will be counted for purposes of determining whether a quorum exists.
          Under Delaware law and Harbor’s Certificate of Incorporation, approval by Harbor of the merger agreement and the amendment to Harbor’s Certificate of Incorporation requires the affirmative vote of the holders of at least a majority of the outstanding shares of Harbor common stock. THUS, ABSTENTIONS, BROKER NON-VOTES AND SHARES NOT VOTED WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE MERGER AGREEMENT AND AMENDMENT TO OUR CERTIFICATE

OF INCORPORATION. Accordingly, the Harbor Board of Directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.
          Approval of adjournment of the special meeting requires the affirmative vote of a majority of the shares represented at the special meeting.
          The vote of the shareholders will be tabulated starting at the time of the vote at the special meeting. The votes will be tabulated by American Stock Transfer and Trust. For any proxy to be counted, the proxy must be received by Harbor prior to [                    ] Eastern Time on [                    ], 2006. Shareholder proxies may be revoked in three ways. First, the shareholder can send a written notice to Harbor stating that the shareholder would like to revoke the proxy. Second, the shareholder can complete and submit a new, later-dated proxy card. Using either of these two methods, the shareholder must submit a notice of revocation or a new proxy card to Harbor. The notice of revocation or a new proxy card must be received before the meeting and must be sent to Harbor Florida Bancshares, Inc., 100 S. Second Street, Fort Pierce, Florida 34950, Attention: Secretary. Third, the shareholder may attend the meeting and vote in person, thereby revoking the shareholder’s previous proxy.
          As of [record date], Harbor directors and executive officers had sole voting power over less than [                    ] percent of the outstanding shares of Harbor common stock entitled to vote at the Harbor special meeting.
RECOMMENDATION OF HARBOR’S BOARD OF DIRECTORS
          Harbor’s Board of Directors has approved the merger agreement and the related transactions, and the amendment to its Certificate of Incorporation. Harbor’s Board believes that the merger agreement, the merger and the amendment to Harbor’s Certificate of Incorporation are fair to, and are in the best interests of, Harbor and Harbor shareholders. Harbor’s Board of Directors unanimously recommends that you vote “FOR” approval of the merger and the related transactions, and the amendment to its Certificate of Incorporation.
THE MERGER
          The following discussion contains material information pertaining to the merger. This discussion is subject and qualified in its entirety by reference to the merger agreement and financial advisor opinion attached as Annexes to this proxy statement-prospectus. We encourage you to read and review those documents as well as the discussion in this proxy statement-prospectus.
MERGER CONSIDERATION
          Subject to satisfaction or waiver of all conditions in the merger agreement, on the closing date Harbor will merge with and into National City. Upon completion of the merger, Harbor’s corporate existence will terminate and National City will continue as the surviving entity. As a result of the merger, each share of Harbor common stock issued and outstanding immediately prior to the effective time of the merger will be converted into $45.00 worth of common stock of National City, determined by the average closing price of National City common stock for the ten-day period prior to Federal Reserve Board approval of the merger. For information about the rights and preferences of National City common stock, see “DESCRIPTION OF NATIONAL CITY CAPITAL STOCK.”
          Upon completion of the merger, holders of National City common stock immediately prior to the merger will own approximately [          ]%, and holders of Harbor common stock immediately prior to the merger will own approximately [          ]%, of the outstanding National City common stock, based on an estimated exchange ratio of 1.2235 shares of National City common stock for each share of Harbor common stock.

          The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes, and it is a condition precedent to each party’s respective obligations to complete the merger that they receive a legal opinion to that effect.
BACKGROUND OF THE MERGER
          From time to time, Harbor’s management has received informal contacts and expressions of interest from persons interested in exploring a possible acquisition of Harbor. Harbor’s management has also had contacts with other comparably sized financial institutions regarding Harbor’s possible merger with such institutions. Except as described below, none of these contacts led to significant discussions or negotiations within the last two years.
          On or about March 10, 2006, Michael J. Brown, Sr., Chairman and CEO of Harbor, was contacted by the CEO and Chairman of a large multiregional bank holding company expressing a strong interest in acquiring Harbor. Mr. Brown advised him that Harbor would consider his inquiry and respond at a later date. A few days later, Mr. Brown met with Bruce Abernethy, lead independent director of Harbor, and J. Hal Roberts, Harbor’s Chief Operating Officer, to advise them of the inquiry from a potential acquiror and to discuss how to respond appropriately to this expression of interest. Following that meeting, Mr. Brown spoke with William Hickey and William Boyan of Sandler O’Neill, Harbor’s financial advisors, about the call from the CEO of the multiregional bank. Mr. Brown requested that they analyze the market of potential acquirors and their likely ability to provide fair value to Harbor’s shareholders and to discuss their preliminary findings at Harbor’s regularly scheduled May Board meeting.
          On or about March 27, 2006, Mr. Brown telephoned the CEO of the large multiregional bank to advise him that his call would be discussed at Harbor’s May Board meeting since not all Board members would be at Harbor’s April Board meeting. Mr. Brown asked the CEO to provide information on his bank, which he promptly did. Over the next six weeks, Mr. Brown had numerous phone conversations with Messrs. Boyan and Hickey of Sandler O’Neill regarding the interest of this bank, as well as discussions about other companies which had informally expressed an interest in Harbor in the prior year.
          On or about April 20, 2006, at Sandler O’Neill’s request, Mr. Brown called the multiregional bank’s CEO and asked that he authorize his bank’s financial advisors to speak with Harbor’s advisors about an estimated price range, method of payment and the effect of the transaction on the surviving company in the case of a merger of Harbor into the multiregional bank. Additional discussions involving these matters took place following this conversation.
          On May 4, 2006, about a week before Harbor’s regularly scheduled Board meeting, Messrs. Brown and Roberts met with Messrs. Boyan and Hickey to discuss the multiregional bank and other potential acquirors. Four banks, including the large multiregional bank, were discussed as likely candidates for a Harbor acquisition. National City was in a second group titled “Other Potential Partners” comprised of possible acquirors who could also be considered but who had never contacted Harbor or expressed informal interest. On May 8, 2006, Mr. Brown began preparing a memorandum for Harbor’s Board of Directors listing the positive and negative points of a potential merger with each of the potential acquirors and gave the Board some background on the discussions that had taken place through that date. National City was not discussed in the memorandum. On May 8, however, Mr. Brown was advised by Sandler O’Neill that National City had initiated contact with Sandler O’Neill and had expressed a strong interest in pursuing a possible acquisition of Harbor. On May 9, Mr. Brown received a presentation from Sandler O’Neill providing information on National City. As a result, information on National City was also included in the May 10 Board presentation along with data on the other four potential acquirors.
          The materials prepared by Sandler O’Neill regarding potential acquirors, including National City, as well as Mr. Brown’s memorandum, were presented to Harbor’s Board at its meeting of May 10, 2006. The Board had an extensive discussion of the interests of the large multiregional bank, National City, and three other potential acquirors. Messrs. Boyan and Hickey participated by teleconference. The Board decided that Mr. Brown and Bruce R. Abernethy Sr., Lead Independent Director of Harbor, would meet with the management of National City, the multiregional bank, and one other bank to assess further each potential acquiror’s interest. On May 19, Messrs. Brown and Abernethy had a telephone conference with Mr. Boyan regarding the subject areas that would be discussed with each of the interested parties.
          On May 23, Messrs. Brown, Abernethy and Roberts met for several hours with the CEO and the Chief Operating Officer of the large multiregional bank. The Harbor representatives in attendance received a history of the potential acquiror and an overview of potential synergies with Harbor. The price that might be paid was not discussed. During the May 23rd meeting, Mr. Brown advised the CEO of the large multiregional bank that he would discuss this interest in Harbor again with Harbor’s Board.
          A meeting with the other potential acquiror, also a large institution, was scheduled shortly after the May 23rd meeting. However, prior to the meeting that potential acquiror announced that it would be acquiring another company. Shortly thereafter this potential acquiror canceled the scheduled meeting and never initiated any further contact with Harbor or Sandler O’Neill.
          On June 2, Harbor’s first meeting with representatives of National City took place. Messrs. Brown and Abernethy met in Fort Pierce, Florida, with David Daberko and Peter Raskind, the Chairman and Vice Chairman, respectively, of National City. At the June 2nd meeting they discussed the history, culture and goals of both National City and Harbor. National City indicated a strong desire to have a retail presence in Florida. Mr. Brown discussed Harbor’s involvement and importance to its local communities. Mr. Daberko advised that National City approached its communities similarly and also advised that National City had established charitable foundations in other markets. National City did not address the price that it would offer to pay for Harbor at the June 2nd meeting. Mr. Brown advised Mr. Daberko that he would discuss National City’s interest at Harbor’s next regularly scheduled Board meeting on June 14, 2006.
          In the period between the initial meeting between the principals of Harbor and National City and Harbor’s June 14th Board meeting, Harbor began to discuss the merger process with its outside counsel and potential pricing with its financial advisors. Mr. Brown had a discussion with Messrs. Hickey and Boyan of Sandler O’Neill regarding the proposed level of interest of both the large multiregional bank and National City. Sandler O’Neill indicated that after extensive discussions with each party, they advised Harbor that the large multiregional’s proposed offer would be for approximately $42 per share in cash and stock, and that National City’s offer would be for approximately $44 for each Harbor share and could be paid in all cash or all stock. Mr. Brown and representatives of Sandler O’Neill discussed the relative merits of each offer and concluded that the $44 offer of National City was more favorable to Harbor’s shareholders. Mr. Brown then asked Sandler O’Neill to attempt to obtain an increase in the $44 price offered by National City and the $42 price offered by the large multiregional bank. The next day, Sandler O’Neill advised Mr. Brown that National City, after discussions with Sandler O’Neill, agreed to an increase in its offer to $45 per share in either cash or stock if Harbor would exclusively negotiate with National City through July 31, 2006. The large multiregional bank advised, however, that it could not increase its proposed offer beyond $42 per share.
          On June 14, 2006, Harbor convened its regularly scheduled monthly Board meeting. During the meeting, both the National City proposal and the multiregional bank’s proposal were discussed at length, with Sandler O’Neill participating by phone. Sandler O’Neill described a written presentation that it had made available to the Board comparing the two companies and their respective offers. The Board was briefed on the price and terms the two banks were prepared to offer and on the financial strength of each possible acquiror. No decision was made at that time and it was decided to have a special meeting to discuss the subject further.
          On June 20, 2006, Harbor held a special meeting of the Board of Directors at a location off-site from Harbor’s headquarters where several directors attended via conference call. Also in attendance by teleconference were representatives from Sandler O’Neill and Nixon Peabody LLP (“Nixon Peabody”), Harbor’s outside counsel. Many questions were asked regarding National City, the structure of a potential deal, pricing and other companies that had expressed an interest. An attorney from Nixon Peabody then spoke on the need for confidentiality, limitations on trading in Harbor and National City stock and the fiduciary duties of a director when actively considering merger proposals. The Board, after lengthy discussions, voted to begin due diligence and work towards reaching a definitive agreement with National City exclusively on the basis of the superior price offered by National City, its long-term performance history, its financial strength, and its record of service in the communities in which it operates. National City was advised of the results of Harbor’s special Board meeting the next day, and confidentiality agreements were signed shortly thereafter. Harbor also entered into a contract for financial advice with Sandler O’Neill.
          Over the next several weeks, each of National City and Harbor conducted extensive due diligence activities. Due diligence on Harbor was conducted off-site in Stuart, Florida, while due diligence on National City was conducted at National City’s headquarters in Cleveland, Ohio. Members of management of Harbor and National City engaged in detailed discussions of their respective operations, and to discern how various departments of the two companies would be integrated. On June 28, National City provided Harbor with a first draft of the merger agreement, and the parties continued negotiations and discussions on the proposed agreement.
          On July 8, 2006, Harbor held another special off-site meeting of its Board of Directors where several directors attended via conference call. An attorney from Nixon Peabody and Mr. Roberts were in attendance in person, while Messrs. Boyan and Hickey and several directors attended by teleconference. The directors had been sent copies of a Sandler O’Neill Board presentation, a due diligence report on National City prepared by Nixon Peabody, a draft of the proposed merger agreement and proposed Board resolutions. A lengthy discussion was held on both companies’ due diligence efforts. Among the many items discussed was National City’s future financial prospects, its relationship with federal bank regulators, and its material litigation. Harbor’s Employee Stock Ownership Plan, as well as other potential effects of the merger on employees and the communities served by Harbor, were discussed. Mr. Boyan discussed the fairness opinion. A lengthy discussion was held covering many aspects of the proposed transaction. Among these were:

–	How current changes in demand and narrowing margins would impact Harbor’s future performance;

–	The limitations on products and services to customers of a bank such as Harbor versus the wider variety of services and products which a larger institution such as National City could provide;

–	The increasingly competitive environment in Harbor’s market for financial services;

–	The impact on profitability of continued increases in long-term interest rates;

–	The relatively low number of high quality financial institutions both interested in and capable of merging with Harbor and paying a competitive price;

–	The per share cash dividends currently paid by National City to its shareholders which was greater than Harbor’s current dividend rate;

–	The impact of the $40 million termination fee if Harbor failed to complete its transaction with National City;

–	The number of Harbor employees who could be retained by National City in the event of an acquisition;

–	The importance to Harbor’s community of the community foundation which National City had agreed it would establish; and

–	The absence of significant cost savings and its impact on the price that would be offered by National City or any other acquiror in light of Harbor’s relatively efficient operations.
The consensus of Harbor’s Board was to move forward pending a final vote. This vote was scheduled to be taken at another special meeting of the Board on Monday, July 10th at 1:30 p.m. to permit additional time to fully consider the transaction before making a final decision.
          On July 10, 2006, the special meeting of Harbor’s Board of Directors was held off-site with several directors attending via conference call and representatives from Sandler O’Neill and Nixon Peabody personally in attendance. Mr. Hickey again discussed the fairness opinion. He also discussed National City’s recent announcement regarding the proposed sale of First Franklin. Harbor’s Employee Stock Ownership Plan

and Change of Control Agreements with executive officers, as well as the termination fee, were all discussed at length. This was followed by a lengthy question and answer session where Mr. Brown and the representatives of Sandler O’Neill and Nixon Peabody answered questions for Harbor’s Board concerning the transaction and the terms of the proposed merger agreement. Mr. Hickey also discussed the possible disposition by National City of First Franklin. A motion was made and passed to proceed with the merger with National City. The merger agreement was executed by Harbor and National City on July 10, 2006, and was publicly announced on July 11, 2006.
HARBOR’S BOARD RECOMMENDATION AND REASONS FOR THE MERGER
          Harbor’s Board of Directors believes that the merger is fair to, and in the best interests of, Harbor and its shareholders. Accordingly, the Board of Directors has unanimously approved the merger agreement and recommends that shareholders vote “FOR” the merger transaction. In making these decisions, the directors in several meetings consulted with and were advised by management, legal counsel and Harbor’s financial advisor. A number of factors were considered by Harbor’s Board in this process including:

–	the Board’s familiarity with Harbor’s business, operations, financial condition, earnings and prospects;

–	the Board’s view that the proposed merger with National City was the best way to enhance shareholder value among the strategic alternatives available to Harbor, including remaining independent and growing through acquisitions of smaller institutions, entering into a merger of equals or being acquired by a larger institution;

–	current levels of merger and acquisition activity in the financial services industry and the impact of that activity on Harbor’s near and long-term position as a potential acquiror, merger partner or target;

–	the Board’s conclusion that, in view of the trend toward consolidation in the financial services industry, the merger would provide Harbor shareholders with an opportunity for continued equity participation in a larger financial institution;

–	the challenging operating environment which will confront Harbor in the next several years including, in particular, the compression of interest rate margins and the gradual reduction in residential real estate loan demand;

–	the business, operations, financial condition, earnings and prospects of National City, taking into account the results of the due diligence review of National City directed by Harbor;

–	conditions in the banking industry, including recent unfavorable trends in interest rates, increased competition and consolidation;

–	the oral and written presentation of Sandler O’Neill followed by its written opinion as to the fairness from a financial point of view to Harbor’s shareholders and the analyses, methodologies and conclusions underlying such determinations (see “OPINION OF FINANCIAL ADVISOR”);

–	a review of the historical performance of National City’s common stock and the Board’s view that National City’s stock presents an opportunity for potential capital appreciation given its current price level due to National City’s earnings history;

–	the fact that the value of the National City stock in exchange for Harbor stock represents a premium of approximately 19.8% over the closing price of Harbor’s stock on July 10, 2006, the last trading day prior to announcement of the proposed merger;

–	the estimate that the merger will be accretive to National City’s earnings per share beginning in 2007;

–	the fact that, based on the current dividends paid by Harbor and National City, Harbor shareholders would receive a dividend yield approximately [ ]% higher than is presently paid by Harbor; based on an estimation that each share of Harbor common stock will be converted into the right to receive [ ] shares of National City common stock;

–	the potential payment of a $40.0 million termination fee that could be required under the circumstances described in further detail in “THE MERGER AGREEMENT — TERMINATION FEE;”

–	the absence of any agreement obligating Harbor’s major shareholders to vote in favor of the merger;

–	the opinion of Sandler O’Neill that the consideration provided for in the merger is fair, from a financial point of view, to Harbor’s shareholders;

–	the terms and conditions of the merger agreement that make it more difficult for Harbor to be sold to a party other than National City and which specifically prevent Harbor from seeking another acquisition proposal and that, subject to certain exceptions, limit Harbor’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Harbor;

–	the absence of substantial geographical overlap between the National City and Harbor franchises and the Harbor Board’s favorable view of National City’s plans to expand in the east Florida market and the prospects that provided for continued employment of most of Harbor’s employees;

–	National City’s commitment to the east Florida community in terms of charitable and cultural philanthropy;

–	the likelihood that the merger would be approved by regulatory authorities in view of the fact that National City had no presence in the east Florida market and there was little direct competition between Harbor and National City;

–	the fact that the merger was expected to be a tax-free reorganization to Harbor’s shareholders, which would allow them to postpone the recognition of tax until such time as they might sell their National City stock; and

–	the merger consideration to be received by the shareholders of Harbor and the Board of Directors’ view of the likelihood that the merger would deliver value to the shareholders of Harbor exceeding the value that could be expected in connection with continued independent operations.
          This discussion of the information and factors considered by Harbor’s Board of Directors is not intended to be exhaustive but includes the material factors the Board considered. In reaching the determination to approve and recommend the merger, Harbor’s Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Harbor’s Board of Directors is unanimous in its recommendation that Harbor shareholders vote “FOR” approval of the merger agreement and the transactions it contemplates.
NATIONAL CITY’S REASONS FOR THE MERGER
          National City’s acquisition of Harbor is based on its desire to improve its growth prospects by investing in strong franchises located in high growth markets. National City considers Harbor to be a well-run franchise with strong market position. Harbor’s 40-branch network is in a relatively concentrated eight-county footprint, focused primarily in the Port St. Lucie MSA. Within its eight-county market area, Harbor has a fourth place deposit market share ranking and branch count. National City believes that this concentrated and developed branch network should provide National City with the right platform to leverage its core strengths in retail and commercial banking as well as complement both its wealth management and commercial real estate businesses. National City should also be able to leverage the market expertise of Harbor’s executive management team. Moreover, Harbor’s branch network is in high growth markets. Harbor’s market area has household growth rates that are two to three times faster than National City’s fastest growing Midwestern markets. Finally, National City believes that this acquisition should help National City with client retention as it now has the ability to better serve its customers who visit or spend part of the year in Florida. Ultimately, National City believes that partnering with Harbor will further expand National City’s businesses and branch network into high growth markets, which should create value for National City stockholders.
OPINION OF FINANCIAL ADVISOR
          By letter dated June 6, 2006 and executed on June 20, 2006, Harbor retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
          Sandler O’Neill acted as financial advisor to Harbor in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 10, 2006 meeting at which Harbor’s Board considered and approved the merger agreement, Sandler O’Neill delivered to the Board its oral opinion, subsequently confirmed in writing, that, as of such date, the consideration to be received in the transaction was fair to Harbor’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Harbor shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.
          Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Harbor Board and is directed only to the fairness of the merger consideration to Harbor shareholders from a financial point of view. It does not address the underlying business decision of Harbor to engage in the merger or any other aspect of the merger and is not a recommendation to any Harbor shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.
          In connection with rendering its July 10, 2006 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	a draft of the merger agreement dated July 10, 2006;

(2)	certain publicly available financial statements and other historical financial information of Harbor that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of National City that Sandler O’Neill deemed relevant;

(4)	consensus earnings per share estimates for Harbor for the fiscal years ending September 30, 2006 through 2008 as published by the Institutional Brokers Estimate System (“I/B/E/S”) and reviewed with senior management of Harbor;

(5)	consensus earnings per share estimates for National City for the years ending December 31, 2006 through 2008 as published by I/B/E/S and reviewed with management of National City;

(6)	the pro forma financial impact of the merger on National City, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the management of National City;

(7)	the publicly reported historical price and trading activity for Harbor’s and National City’s common stock, including a comparison of certain financial and stock market information for Harbor and National City and similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	to the extent publicly available, the financial terms of certain recent merger transactions in the banking industry;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria that Sandler O’Neill considered relevant.
          Sandler O’Neill also discussed with certain members of senior management of Harbor the business, financial condition, results of operations and prospects of Harbor and held similar discussions with certain members of management of National City regarding the business, financial condition, results of operations and prospects of National City.
          In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise provided to Sandler O’Neill by Harbor or National City and further relied on the assurances of management of Harbor and National City that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Harbor or National City or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Harbor or National City, nor did it review any individual credit files relating to Harbor or National City. With Harbor’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Harbor and National City were adequate to cover such losses.
          Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with Harbor’s consent, that there had been no material change in Harbor’s and National City’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to it, that Harbor and National City will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Harbor’s consent, Sandler O’Neill relied upon the advice that Harbor received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.
          In rendering its July 10, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Harbor or National City and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Harbor or National City and the companies to which they are being compared. Furthermore, because this analysis was performed before National City’s announcement of reaching a definitive agreement for the acquisition of Fidelity Bankshares, Inc., this analysis does not account for such acquisition on a pro forma basis.
          The earnings projections used and relied upon by Sandler O’Neill in its analyses were the publicly available I/B/E/S estimates for Harbor and National City, which were discussed with management of Harbor and National City, respectively. These earnings estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with the senior managements of National City and Harbor. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.
          In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Harbor, National City and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Harbor Board at its July 10, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Harbor’s common stock or National City’s common stock or the prices at which Harbor’s or National City’s common stock may be sold at any time.

Summary of Proposal.
          Sandler O’Neill reviewed the financial terms of the proposed transaction. The financial terms of the transaction were originally proposed by Harbor. Based upon the closing price of National City’s common stock on July 7, 2006 of $36.46 per share, a fixed price of $45.00, and the exchange of all of Harbor’s shares into shares of National City in the merger, and based upon per-share financial information for Harbor for the twelve months ended March 31, 2006, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/ Last 12 months’ Earnings Per Share	21.8	x
Transaction value/ Estimated 2006 Earnings Per Share	20.6	x
Transaction value/ Estimated 2007 Earnings Per Share	18.2	x
Transaction value/ Stated book value per share	320.5%
Transaction value/ Tangible book value per share	324.0%
Transaction value/ Tangible book value per share assuming 8% Capital	422.1%
Tangible book premium/ Core deposits[1]	42.4%

1 Assumes Harbor’s total core deposits are $1.814 billion. Excludes CDs greater than $100,000.
          The aggregate offer value was approximately $1.1 billion, based upon 24.05 million shares of Harbor common stock outstanding and including the intrinsic value of options to purchase an aggregate of 0.7 million shares with a weighted average strike price of $16.58 per share. Sandler O’Neill noted that the transaction value represented a 21.6% premium over the July 7, 2006 closing value of Harbor’s common stock.

Stock Trading History.
          Sandler O’Neill reviewed the history of the reported trading prices and volume of Harbor’s and National City’s common stock for the one-year and three-year periods ended July 7, 2006. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of Harbor’s and National City’s common stock to movements in the prices of the NASDAQ Bank Index, S&P 500 Index, the performance of composite peer groups and in relation to each other. Harbor’s stock price movements were compared to a group of publicly traded Florida banking institutions and a group of publicly traded nationwide thrift institutions, each selected by Sandler O’Neill. National City’s stock price movements were compared to a group of publicly traded nationwide banking institutions with total assets greater than $15.0 billion and to a group of nationwide banking institutions with large mortgage operations. During the one year period ended July 7, 2006, Harbor underperformed National City common stock and each of the indices to which it was compared. During the three-year period ended the same day, Harbor outperformed National City common stock and each of the indices to which it was compared except for the Florida peer group.

Harbor’s Stock Performance

	Beginning Index Value	Ending Index Value
	July 5, 2005	July 7, 2006

Harbor	100.00%	98.23%
Harbor Florida Peer group[1]	100.00	107.73
Harbor Nationwide Peer group[1]	100.00	105.28
Nasdaq Bank Index	100.00	103.94
S&P 500 Index	100.00	106.62
National City	100.00	104.08

	Beginning Index Value	Ending Index Value
	July 3, 2003	July 7, 2006

Harbor	100.00%	146.65%
Harbor Florida Peer group[1]	100.00	153.18
Harbor Nationwide Peer group[1]	100.00	126.99
Nasdaq Bank Index	100.00	127.59
S&P 500 Index	100.00	129.26
National City	100.00	109.48

[1]	The peer group for Harbor used in the stock performance analysis was comprised of the Florida banking institutions and the nationwide thrift institutions used in the Harbor comparable group analysis shown below.

          During the one-year period ended July 7, 2006, National City generally underperformed each of the indices to which it was compared, but outperformed Harbor over the same period. During the three-year period ended July 7, 2006, National City generally underperformed each of the indices to which it was compared, including Harbor.

National City’s Stock Performance

	Beginning Index Value	Ending Index Value
	July 5, 2005	July 7, 2006

National City	100.00%	104.08%
National City Nationwide Peer group[1]	100.00	109.73
National City Mortgage Ops. Peer group [1]	100.00	110.75
S&P Bank Index	100.00	106.34
S&P 500 Index	100.00	106.62
Harbor	100.00	98.23

	Beginning Index Value	Ending Index Value
	July 3, 2003	July 7, 2006

National City	100.00%	109.48%
National City Nationwide Peer group[1]	100.00	119.14
National City Mortgage Ops. Peer group [1]	100.00	124.28
S&P Bank Index	100.00	127.93
S&P 500 Index	100.00	129.26
Harbor	100.00	146.65

[1]	The peer groups for National City was comprised of the institutions used in the National City comparable group analysis shown below.

Comparable Company Analysis.
          Sandler O’Neill used publicly available information to compare selected financial and market trading information for Harbor and National City with groups of financial institutions selected by Sandler O’Neill for Harbor and National City, respectively. For Harbor, the peer groups consisted of the following: (1) Publicly traded Florida banking institutions each having assets greater than $500 million and (2) Publicly traded nationwide thrift institutions each having assets greater than $2.5 billion and less than $5.0 billion.

Florida Comparable Group for Harbor

BankUnited Financial Corp.	Centerstate Banks of Florida

BankAtlantic Bancorp Inc.	Florida Community Banks Inc.

Fidelity Bankshares Inc.	Federal Trust Co.

Capital City Bank Group Inc.	Vision Bankshares Inc.

Seacoast Banking Corp. of FL	Bancshares of Florida Inc.

TIB Financial Corp.	Coast Financial Holdings Inc.

Commercial Bankshares, Inc.

Nationwide Comparable Group for Harbor

Franklin Bank Corp. (TX)	KNBT Bancorp Inc. (PA)

PFF Bancorp Inc. (CA)	WSFS Financial Corp. (DE)

Anchor BanCorp Wisconsin (WI)	TrustCo Bank Corp NY (NY)

Fidelity Bankshares Inc. (FL)	Provident New York Bancorp (NY)

Partners Trust Financial (NY)	First Place Financial Corp. (OH)

Bank Mutual Corp. (WI)	United Community Finl Corp. (OH)

TierOne Corp. (NE)	First Financial Holdings Inc. (SC)

Dime Community Bancshares Inc. (NY)

          The analysis compared publicly available financial information for Harbor as of and for the twelve months ended March 31, 2006 with that of the Harbor peer group as of and for the twelve month period ended March 31, 2006, if available, otherwise as of and for the twelve month period ended December 31, 2005. The table below sets forth the data for Harbor and the median data for the Harbor peer groups, with pricing data as of July 7, 2006.

Comparable Group Analysis

		Florida	Nationwide
	Harbor	Peer Group	Peer Group

Market Capitalization ($mm)	$890	$209	$517

Price/ 52 Week High	91.8%	88.0%	92.8%

Total Assets	$3,214	$1,047	$3,140

Tangible equity/tangible assets	10.4%	7.2%	7.5%

2005 Return on Average Assets	1.60%	1.05%	0.99%

2005 Return on Average Equity	15.16%	10.47%	11.66%

2005 Return on Average Tangible Common Equity	15.52%	14.37%	13.83%

Price/tangible book value per share	266%	237%	218%

Price/ Last twelve months earnings per share	18.0x	20.1x	16.0x

Price/2006 Estimated Earnings per share[1]	17.0x	18.5x	14.8x

Price/2007 Estimated Earnings per share[1]	15.0x	16.1x	13.9x

[1]	Based upon publicly available I/B/E/S estimates for Harbor and National City, which were confirmed and discussed with management of Harbor and National City, respectively.
          Sandler O’Neill also used publicly available information to compare selected financial and market trading information for National City with the following group of publicly traded nationwide banking institutions with market capitalization greater than $15.0 billion, and to a group of nationwide banking institutions with large mortgage operations:

Nationwide Comparable Group for National City

Citigroup Inc.	BB&T Corp.

Bank of America Corp.	Fifth Third Bancorp

JPMorgan Chase & Co.	KeyCorp

Wachovia Corp.	PNC Financial Services Group

U.S. Bancorp	Regions Financial Corp.

SunTrust Banks Inc.

Mortgage Operations Comparable Group for National City

Wells Fargo & Co.	First Horizon National Corp.

Washington Mutual Inc.

          The analysis compared publicly available financial information for National City with that of each of the companies in the National City peer groups as of and for the twelve months ended March 31, 2006. The table below sets forth the data for National City and the median data for the National City peer groups, with pricing data as of July 7, 2006.

Comparable Group Analysis

		Nationwide	Mortgage Ops.
	National City	Peer Group	Peer Group

Market Capitalization ($mm)	$22,240	$27,773	$44,048

Price/ 52 Week High	91.2%	93.6%	97.7%

Total Assets	$140,231	$178,876	$348,667

Tangible equity/tangible assets	6.7%	5.6%	5.5%

2005 Return on Average Assets	1.38%	1.31%	1.42%

2005 Return on Average Equity	15.45%	15.51%	19.66%

2005 Return on Average Tangible Common Equity	21.96%	27.20%	23.83%

Price/tangible book value per share	243%	322%	256%

Price/ Last twelve months earnings per share	11.8x	13.4x	12.4x

Price/2006 Estimated earnings per share[1]	12.1x	12.4x	12.2x

Price/2007 Estimated earnings per share[1]	11.3x	11.6x	11.1x

[1]	Based upon publicly available I/B/E/S estimates for Harbor and National City, which were confirmed and discussed with management of Harbor and National City, respectively.
Analysis of Selected Merger Transactions.
          Sandler O’Neill reviewed 10 merger transactions announced nationwide from January 1, 2005 through July 10, 2006 involving the acquisitions of banking and thrift institutions with announced transaction values greater than $500 million and smaller than $5.0 billion. Sandler O’Neill also reviewed 14 merger transactions announced in Florida from January 1, 2004 through July 10, 2006 involving the acquisitions of depository institutions with announced transaction values greater than $100 million. Sandler O’Neill also reviewed 9 merger transactions announced nationwide from January 1, 2001 through July 10, 2006 involving the acquisitions of depository institutions with announced transaction values greater than $250 million and smaller than $5.0 billion, with acquired institutions’ tangible equity to tangible assets greater than or equal to 10.0%, and an additional 28 transactions with acquired institutions’ return on average assets in excess of 1.3%. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings, transaction price to this year’s estimated earnings, transaction price to book value, transaction price to tangible book value, tangible book premium to deposits, tangible book premium to core deposits and premium to market value and computed mean and median multiples and premiums for the transactions. The median multiples from all groups were applied to Harbor’s financial information as of and for the twelve months ended March 31, 2006. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values per share of Harbor’s common stock of $31.55 to $45.24 based upon the median multiples for the nationwide group, $36.37 to $59.04 based upon the median multiples for the Florida group, $27.94 to $45.57 based upon the median multiples for the Nationwide Tangible Equity to Tangible Assets group in excess of 10% and $33.34 to $45.44 based upon the median multiples for the Nationwide Return on Average Assets group greater than 1.3%.

Comparable Transaction Metrics

	Median			Median
	Nationwide		Implied	Florida		Implied
	Metric		Value	Metric		Value

Transaction price/Last twelve months earnings per share	15.4	x	$31.79	28.6	x	$59.04

Transaction price/Estimated 2006 earnings per share	15.7	x	$34.22	22.7	x	$49.64

Transaction price/Book value	224.4%		$31.55	299.1%		$42.04

Transaction price/Tangible book value	297.4%		$41.31	343.4%		$47.69

Tangible book premium/Core deposits[1]	28.2%		$34.61	30.6%		$36.37

Market Premium[2]	22.3%		$45.24	35.3%		$50.05

	Median
	Nationwide			Median
	Tang.			Nationwide
	Eq./Tang.			Return on Avg.
	Assets≥ 10%		Implied	Assets≥ 1.3%		Implied
	Metric		Value	Metric		Value

Transaction price/Last twelve months earnings per share	21.5	x	$44.46	17.8	x	$36.72

Transaction price/Estimated 2006 earnings per share	18.7	x	$40.83	15.9	x	$34.67

Transaction price/Book value	198.8%		$27.94	256.5%		$36.06

Transaction price/Tangible book value	221.5%		$30.77	321.9%		$44.71

Tangible book premium/Core deposits[1]	20.8%		$29.16	26.5%		$33.34

Market Premium[2]	23.2%		$45.57	22.8%		$45.44

1 Assumes Harbor’s core deposits total $1.8 billion.
2 Based on Harbor’s closing price of $37.00 per share as of July 7, 2006.
Discounted Dividend Stream and Terminal Value Analysis.
          Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Harbor through December 31, 2009 under various circumstances, assuming Harbor’s projected dividend stream and that Harbor performed in accordance with the earnings projections reviewed with and confirmed by management of Harbor. To approximate the terminal value of Harbor common stock at December 31, 2009, Sandler O’Neill applied price to earnings multiples ranging from 14x to 24x and multiples of tangible book value ranging from 150% to 400%. The dividend income streams and terminal values were then discounted to present values using book value ranging from 150% to 400%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.02% to 15.02% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Harbor common stock. In addition, the terminal value of Harbor’s common stock at December 31, 2009 was calculated using the same range of price to last twelve months earnings multiples (14x to 24x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 12.2% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Harbor’s common stock of $28.50 to $56.95 when applying the price to earnings multiples to the matched budget, $20.33 to $59.15 when applying multiples of tangible book value to the matched budget, and $24.62 to $63.08 when applying the price to earnings multiples to the -25%/+25% budget range.

	Earnings Per Share Multiples

	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x

9.02%	$34.97	$39.36	$43.76	$48.16	$52.56	$56.95
10.02%	$33.77	$38.01	$42.25	$46.49	$50.73	$54.97
11.02%	$32.62	$36.71	$40.80	$44.89	$48.98	$53.06
12.02%	$31.52	$35.47	$39.41	$43.36	$47.30	$51.25
13.02%	$30.47	$34.28	$38.09	$41.89	$45.70	$49.51
14.02%	$29.47	$33.14	$36.82	$40.49	$44.17	$47.84
15.02%	$28.50	$32.05	$35.60	$39.15	$42.70	$46.25

	Tangible Book Value Multiples

	150%	200%	250%	300%	350%	400%

9.02%	$24.84	$31.70	$38.56	$45.42	$52.29	$59.15
10.02%	$24.00	$30.62	$37.23	$43.85	$50.47	$57.08
11.02%	$23.20	$29.58	$35.96	$42.34	$48.73	$55.11
12.02%	$22.44	$28.59	$34.75	$40.90	$47.06	$53.22
13.02%	$21.70	$27.65	$33.59	$39.53	$45.47	$51.41
14.02%	$21.00	$26.74	$32.47	$38.21	$43.94	$49.68
15.02%	$20.33	$25.87	$31.41	$36.95	$42.49	$48.02

          With Budget Variance:

	Earnings Per Share Multiples

	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x

-25.00%	$24.62	$27.58	$30.54	$33.49	$36.45	$39.41
-20.00%	$26.00	$29.15	$32.31	$35.47	$38.62	$41.78
-15.00%	$27.38	$30.73	$34.09	$37.44	$40.79	$44.15
-10.00%	$28.76	$32.31	$35.86	$39.41	$42.96	$46.51
-5.00%	$30.14	$33.89	$37.64	$41.38	$45.13	$48.88
0.00%	$31.52	$35.47	$39.41	$43.36	$47.30	$51.25
5.00%	$32.90	$37.04	$41.19	$45.33	$49.47	$53.61
10.00%	$34.28	$38.62	$42.96	$47.30	$51.64	$55.98
15.00%	$35.66	$40.20	$44.74	$49.27	$53.81	$58.35
20.00%	$37.04	$41.78	$46.51	$51.25	$55.98	$60.71
25.00%	$38.43	$43.36	$48.29	$53.22	$58.15	$63.08

          In connection with its analyses, Sandler O’Neill considered and discussed with Harbor’s Board of Directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
          Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of National City through December 31, 2009 under various circumstances, assuming National City’s projected dividend stream and that National City performed in accordance with the earnings projections reviewed with and confirmed by management of National City. To approximate the terminal value of National City common stock at December 31, 2009, Sandler O’Neill applied price to earnings multiples ranging from 10x to 16x and multiples of tangible book value ranging from 200% to 500%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8.88% to 14.88% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of National City common stock. In addition, the terminal value of National City’s common stock at December 31, 2009 was calculated using the same range of price to last twelve months earnings multiples (10x to 16x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 11.88% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for National City’s common stock of $26.12 to $47.97 when applying the price to earnings multiples to the matched budget, $29.54 to $82.44 when applying multiples of tangible book value to the matched budget, and $22.82 to $52.83 when applying the price to earnings multiples to the -25%/+25% budget range.

	Earnings Per Share Multiples

	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x

8.88%	$31.91	$34.59	$37.26	$39.94	$42.62	$45.29	$47.97
9.88%	$30.83	$33.42	$36.00	$38.58	$41.16	$43.74	$46.32
10.88%	$29.81	$32.30	$34.78	$37.27	$39.76	$42.25	$44.74
11.88%	$28.82	$31.22	$33.62	$36.03	$38.43	$40.83	$43.23
12.88%	$27.88	$30.20	$32.51	$34.83	$37.15	$39.47	$41.78
13.88%	$26.98	$29.22	$31.45	$33.69	$35.93	$38.16	$40.40
14.88%	$26.12	$28.27	$30.43	$32.59	$34.75	$36.91	$39.07

	Tangible Book Value Multiples

	200%	250%	300%	350%	400%	450%	500%

8.88%	$36.14	$43.86	$51.57	$59.29	$67.01	$74.72	$82.44
9.88%	$34.91	$42.35	$49.79	$57.23	$64.67	$72.11	$79.55
10.88%	$33.74	$40.92	$48.09	$55.27	$62.44	$69.62	$76.79
11.88%	$32.62	$39.54	$46.47	$53.39	$60.31	$67.23	$74.15
12.88%	$31.55	$38.23	$44.91	$51.59	$58.27	$64.95	$71.63
13.88%	$30.52	$36.97	$43.42	$49.87	$56.31	$62.76	$69.21
14.88%	$29.54	$35.76	$41.99	$48.22	$54.44	$60.67	$66.90

          With Budget Variance:

	Earnings Per Share Multiples

	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x

-25.00%	$22.82	$24.62	$26.42	$28.22	$30.02	$31.82	$33.62
-20.00%	$24.02	$25.94	$27.86	$29.78	$31.70	$33.62	$35.55
-15.00%	$25.22	$27.26	$29.30	$31.34	$33.38	$35.43	$37.47
-10.00%	$26.42	$28.58	$30.74	$32.90	$35.07	$37.23	$39.39
-5.00%	$27.62	$29.90	$32.18	$34.46	$36.75	$39.03	$41.31
0.00%	$28.82	$31.22	$33.62	$36.03	$38.43	$40.83	$43.23
5.00%	$30.02	$32.54	$35.07	$37.59	$40.11	$42.63	$45.15
10.00%	$31.22	$33.86	$36.51	$39.15	$41.79	$44.43	$47.07
15.00%	$32.42	$35.19	$37.95	$40.71	$43.47	$46.23	$48.99
20.00%	$33.62	$36.51	$39.39	$42.27	$45.15	$48.03	$50.91
25.00%	$34.83	$37.83	$40.83	$43.83	$46.83	$49.83	$52.83

          In connection with its analyses, Sandler O’Neill considered and discussed with Harbor’s Board of Directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Merger Analysis.
          Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following based upon review of applicable SEC filings and other pertinent information: (1) the merger closes in the fourth quarter of 2006; (2) 100% of the Harbor shares are exchanged for shares of National City common stock at fixed price of $45.00 dollars per share; (3) earnings per share projections for Harbor and those of National City are consistent with per share estimates for 2006 and 2007 as published by I/B/E/S, and long-term earnings per share growth estimates of National City for periods thereafter are consistent with growth estimates published by I/B/E/S; (4) purchase accounting adjustments, charges and transaction costs of approximately $45 million; (5) pre-tax synergies of approximately 15% of Harbor’s non-interest expense base, half of which is phased-in in 2007; (6) Harbor options are exchanged for National City options; and (7) National City will repurchase approximately 30 million shares at $36.00 per share in the first half of 2007.
          Based upon those assumptions, Sandler O’Neill’s analysis indicated that during the years ended December 31, 2007 and December 31, 2008 the merger would be accretive to National City’s earnings per share and accretive to National City’s cash earnings per share.
          From the perspective of a Harbor shareholder, the analysis indicated for the years ended December 31, 2007 and December 31, 2008, the merger would be accretive to Harbor’s earnings per share, accretive to Harbor’s tangible book value per share and accretive to Harbor’s dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.
Sandler O’Neill Relationship.
          Harbor has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $8,272,458 of which $701,497 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O’Neill has also received a fee of $150,000, as part of the transaction fee already paid, for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. Harbor has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.
          Sandler O’Neill has, in the past, provided certain investment banking services to both Harbor and National City. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Harbor and National City and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Harbor and/or National City or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
          National City retained Sandler O’Neill as its agent for stock repurchases in December 2004 and January 2005. During that period, approximately 3.7 million shares were repurchased, and National City paid approximately $111,000 in commissions. National City also retained Sandler O’Neill as its agent for stock repurchases in November 2005. Approximately 1.9 million shares were repurchased, and National City paid approximately $57,210 in commissions.
REGULATORY APPROVALS
          Federal Reserve Board. As a Financial Holding Company, National City is subject to regulation under the Bank Holding Company Act of 1956, as amended. Application was made to the Board of Governors of the Federal Reserve System for approval of the merger of Harbor with and into National City. In addition to approval by Harbor’s shareholders, the Board of Governors of the Federal Reserve System must approve the merger. The merger has not yet been approved by the Board of Governors of the Federal Reserve System.
          Under the Bank Holding Company Act, the Federal Reserve Board can withhold approval of the merger if, among other things, it determines that the effect of the merger would be to substantially lessen competition in the relevant market. In addition, the Federal Reserve Board is required to consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977 by assessing the involved entities’ respective records of meeting the credit needs of the local communities in which they are located, consistent with the safe and sound operation of such institutions. In its review, the Federal Reserve Board also is required to examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization, for example, would have inadequate capital.
          Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division of the Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board and the concurrence of the Antitrust Division, the waiting period may be reduced to not less than 15 days.
          National City and Harbor believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on National City or Harbor.
          Office of Thrift Supervision. As a Savings and Loan Holding Company, Harbor is subject to regulation under the Savings and Loan Holding Company Act of 1967 and the Home Owners Loan Act of 1933, as amended. The Office of Thrift Supervision is Harbor’s principal federal bank regulatory agency but no approval by the Office of Thrift Supervision for this transaction is required.
          Timing. We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.
          Harbor and National City are not aware of any governmental approvals or actions that may be required for consummation of the merger other than as described above. Should any other approval or action be required, it is contemplated that such approval or action would be sought. We cannot assure you that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if a challenge is brought, as to the result of a possible challenge, or that any approval or action will not be conditioned in a manner that would cause the parties to abandon the merger.
MANAGEMENT AND OPERATIONS AFTER THE MERGER
          Once the merger is completed, the Board of Directors of National City immediately prior to the effective time of the merger will be the Board of Directors of the merged company, and those directors will hold office in accordance with the merged company’s Certificate of Incorporation, By-Laws and applicable law.
          The current officers and management of National City will be the officers and management of the merged company. The Board of Directors of Harbor will no longer be directors, but some may continue as directors of Harbor Federal Savings Bank after the merger.
CERTIFICATE OF INCORPORATION AND BY-LAWS.
          The charter and bylaws of the merged company will be the current Certificate of Incorporation and By-Laws of National City.
RESALE OF NATIONAL CITY COMMON STOCK
          The shares of National City common stock to be issued in the merger will be freely transferable except by certain directors, executive officers and shareholders of Harbor who are deemed to be “affiliates” of Harbor or National City after the merger. The shares of National City common stock issued to these affiliates will be restricted in their transferability in accordance with rules and regulations promulgated by the SEC.
INTERESTS OF CERTAIN PERSONS IN THE MERGER
          Some of Harbor’s executive officers and directors have certain interests in the merger that differ from the interests of Harbor’s shareholders generally. The Board of Directors of Harbor was aware of these interests, and considered them, among other matters, in approving the merger agreement.
CHANGE OF CONTROL AGREEMENTS
          Under the merger agreement, National City will honor all of Harbor’s obligations under Harbor’s change of control agreements, including those with Randall A. Ezell, Gary Barnett, Carol M. Hughes, Leslie W. Wright, H. Michael Callahan, and Albert L. Fort. These agreements provide that in the one-year period following the merger, the employee has certain protection against termination other than for cause and against a material diminution in duties, title, salary or authority. Should one of the enumerated events occur, the employee would be entitled to termination benefits from National City. The amount of termination benefits to be received by the employee differs between the employees. Mr. Barnett, Ms. Hughes and Ms. Wright each would be entitled to a severance benefit of one year’s salary. Mr. Ezell would be entitled to a severance benefit of two years’ salary, together with twelve months of benefit coverage. Messrs. Callahan and Fort each would be entitled to a severance benefit of three times base salary plus the amount of bonuses received during the twelve month period preceding the involuntary termination plus the cost of all benefits which he was entitled to receive at the time of termination. Total amounts paid to the executives under this provision of the agreement with Harbor would not exceed an amount which is $1.00 less than three times the base amount paid to such executive as the term “base amount” is defined in Section 280G(b)(3) of the Internal Revenue Code of 1986.
          Mr. Michael J. Brown, Sr., J. Hal Roberts and Michael J. Brown, Jr. have agreed with National City to terminate and replace previously existing employment and change in control agreements with new employment agreements reflecting new executive management positions they will undertake with National City following the merger.
EMPLOYMENT AND NON-COMPETITION AGREEMENTS
          Mr. Michael J. Brown, Sr.’s new employment agreement is for a term of two years and pays him a base salary of $457,600. Mr. Brown, Sr. will also receive a bonus of 15% of base salary. In addition, Mr. Brown, Sr. will receive a deferred cash award of $1.58 million vesting over two years pursuant to the National City Corporation 2004 Deferred Compensation Plan that will vest over two years in equal installments and the first and second anniversaries of the effective time of the merger. Under the agreement, Mr. Brown, Sr. also agreed to non-competition and non-solicitation restrictions for a period that ends on the earlier of three years from the date of his termination or five years from the effective time of the merger for any business that competes with National City in the State of Florida. During the two-year term of his employment agreement, Mr. Brown, Sr. will serve as Area Chairman of National City Bank.
          Mr. Roberts’ employment agreement has a three-year term. During the term, Mr. Roberts will serve as President and Chief Operating Officer of National City Bank, East Central Coast, Florida. Mr. Roberts will be paid a base salary of $294,100 and will receive a bonus of 15% of base salary. Mr. Roberts was also awarded a deferred cash award of $1,014,000 pursuant to the National City Corporation 2004 Deferred Compensation Plan that will vest over two years in equal installments on the first and second anniversaries of the effective time of the merger. Mr. Roberts also agreed to non-competition and non-solicitation restrictions which prohibit his employment by any business which competes with National City in the state of Florida for a period which ends on the earlier of the third anniversary of his termination date or six years from the effective time of the merger.
          Mr. Michael J. Brown, Jr. entered into an employment agreement with National City for a period of two years. During the term of the agreement, Mr. Brown, Jr. will serve as Executive Vice President of National City Bank, East Central Coast, Florida. Mr. Brown, Jr. will receive a base salary of $214,000 per annum and a bonus of 15% of base salary. Mr. Brown, Jr. also received a deferred cash award pursuant to the National City Corporation 2004 Deferred Compensation Plan of $740,000 that will vest in equal installments on the first and second anniversaries of the effective time of the merger. Mr. Brown, Jr. also entered into a non-competition and non-solicitation agreement with National City covering all counties located within Harbor’s current territory and all contiguous counties. Under the terms of the non-competition agreement, Mr. Brown, Jr. will not compete with National City for a period that ends on the earlier of two years after his termination date or four years from the effective time of the merger.
          Under each of the agreements, Messrs. Brown, Sr., Roberts and Brown, Jr. can be terminated at any time for “cause” which includes termination for personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation or final cease-and-desist order, material breach of the employment agreement, fraud, dishonesty or felonious activities which result in a conviction in any court of competent jurisdiction.
HARBOR STOCK OPTIONS
          Under the merger agreement, as of the effective date of the merger, each outstanding and unexercised option granted under Harbor’s current stock option plans will become fully vested and converted into an option to purchase shares of common stock of National City upon the same terms and conditions under the stock option plan which it was originally issued. After the merger, the number of shares subject to each converted option will equal the number of shares of National City common stock that the holder of the option would have received in the merger had the options instead been outstanding shares of Harbor common stock, rounded down to the nearest whole share. The exercise price of the converted option will equal the exercise price per share under the original option divided by the fraction equal to $45.00 divided by the average closing price of National City common stock for the ten-day period prior to Federal Reserve Board approval of the merger, rounded up to the nearest cent.
          The following table sets forth information as to the outstanding options as of June 30, 2006 of the following directors and executive officers of Harbor:

Shares for Which Options May Be Exercised

		Harbor Shares

			Vested as a
	Number of	Currently	Result of the
Name	Options Held	Vested	Merger

Bruce R. Abernethy, Sr.	—	—	—
Richard N. Bird	—	—	—
Michael J. Brown, Sr.	254,687	163,398	91,289
Michael J. Brown, Jr.	69,155	47,380	21,775
H. Michael Callahan	46,762	21,862	24,900
Standish C. Crippen	10,000	2,000	8,000
Frank H. Fee, III	—	—	—
Albert L. Fort	23,198	—	23,198
Randall A. Ezell	15,000	2,000	13,000
Richard B. Hellstrom	41,285	41,285	—
Larry Lee, Jr.	9,500	7,500	2,000
Richard L. Lynch	10,000	8,000	2,000
Edwin R. Massey	10,000	8,000	2,000
P. Allen Osteen	10,000	—	10,000
J. Hal Roberts	38,655	—	38,655
RECOGNITION AND RETENTION PLAN
          Michael J. Brown, Sr., Albert L. Fort, Randall A. Ezell, H. Michael Callahan, Michael J. Brown, Jr., and J. Hal Roberts have been awarded 47,274, 11,820, 4,000, 7,000, 10,965, and 11,937 shares, respectively, of unvested stock under Harbor’s 1998 Stock Incentive Plan for Directors, Officers and Employees. Under the terms of the 1998 Stock Incentive Plan for Directors, Officers and Employees, all shares so granted would immediately vest upon the consummation of the merger and receive the same merger consideration per share as all other outstanding shares of Harbor common stock.
INDEMNIFICATION RIGHTS
          Under the merger agreement, National City has agreed to indemnify Harbor’s officers and directors for a period of six years after consummation of the merger. National City will also provide certain continuing liability insurance, or “tail coverage,” for officers and directors of Harbor for a period six years after consummation of the merger. National City’s obligation to pay premiums for such “tail coverage” is limited to 150% of the premium amounts paid by Harbor as of the date of the merger agreement for such liability insurance.
THE MERGER AGREEMENT
          This summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to such document. A copy of the merger agreement is attached as Annex A to this proxy statement-prospectus, and the merger agreement is incorporated into this summary by reference. The merger agreement is a complex document that is not easily summarized. You are urged to read the merger agreement in its entirety.

CONDITIONS OF THE MERGER
          Before National City and Harbor are obligated to complete the merger, various conditions, including the following, must be satisfied:

–	holders of a majority of the outstanding shares of Harbor’s common stock must approve the merger;

–	each company must have obtained all material authorizations, consents, orders and approvals required by any federal and/or state regulatory agency or other governmental authority, including, without limitation, the Federal Reserve Board, which are necessary for the consummation of the merger, and such government consents must not contain any conditions or requirements which would materially adversely impact the economic or business benefits of the merger and the related transactions;

–	the registration statement, of which this proxy statement-prospectus is a part, registering shares of National City common stock to be issued in the merger, must be declared effective and not be subject to a stop order;

–	National City and Harbor must not be subject to any temporary restraining order, preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the merger;

–	the National City common stock issued in the merger must have been authorized for listing on the New York Stock Exchange;

–	each company must have performed in all material respects its covenants under the merger agreement prior to the effective time of the merger, and each company must have received a certificate of the chief executive officer and chief financial officer of the other company to that effect;

–	the representations and warranties of each company made in the merger agreement must be true and correct as of the effective time of the merger, and each company must have received a certificate of the chief executive officer and chief financial officer of the other company to that effect;

–	Harbor must have furnished National City with consents to or evidence of termination of certain agreements with vendors;

–	Harbor must take corporate and regulatory action to amend its Certificate of Incorporation;

–	Harbor must have a mutually acceptable title company deliver to National City title examinations for each parcel of real property owned by Harbor; and

–	Nixon Peabody LLP, Harbor’s legal counsel, must have delivered to both companies an opinion, dated as of the effective date of the merger, that:

–	the merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code;

–	no gain or loss will be recognized by National City or Harbor as a result of the merger;

–	no gain or loss will be recognized by the shareholders of Harbor as a result of the merger, except with respect to cash received in lieu of fractional shares of National City common stock;

–	the aggregate tax basis of the shares of National City common stock received by a Harbor shareholder in the merger will be the same as the aggregate tax basis of the shares of Harbor common stock surrendered by such Harbor shareholder in exchange therefor (reduced by any cost basis amount allocable to a fractional share interest for which cash is received);

–	the holding period of the shares of National City common stock received in the merger will include the period during which the shares of Harbor common stock surrendered in exchange therefor were held, provided such shares of Harbor common stock were held as capital assets at the effective time of the merger.
REPRESENTATIONS AND WARRANTIES
          The merger agreement contains extensive representations and warranties by National City and Harbor. These include, among other things, representations and warranties by National City and Harbor to each other as to:

–	the organization and good standing of each company and Harbor Federal Savings Bank;

–	each company’s authority relative to the execution and delivery of, and performance of its obligations under, the merger agreement;

–	each company’s capital structure;

–	the organization, good standing and authority to do business of each subsidiary which accounts for 10% or more of the assets or income of Harbor or National City;

–	the absence of any undisclosed liabilities;

–	the accuracy of the information supplied by each company for inclusion in this proxy statement-prospectus and in the registration statement on Form S-4, and any amendments thereto, filed by National City with the SEC in connection with the merger;

–	the absence of material conflicts between each company’s obligations under the merger agreement and its charter documents and material contracts to which it is a party or by which it is bound;

–	the absence of liens or defaults caused by the merger agreement and the merger;

–	consents and approvals required to consummate the merger;

–	the filing and accuracy of documents, including financial statements and other reports of each company, required by the SEC;

–	the accuracy and presentation of interim financial statements;

–	timely filing of tax returns and the compliance of each company with certain tax laws;

–	the operation of employee benefit plans in compliance with the Employee Retirement Income Security Act of 1974, as amended, and other employee benefit matters;

–	the existence of benefit agreements, material loans, commitments and contracts and the absence of material defaults;

–	the absence of material adverse changes since the last day of the fiscal year;

–	the existence of pending or threatened material litigation involving or affecting each company;

–	compliance with laws, orders, permits and duties;

–	the absence of agreements with regulatory agencies;

–	each company’s obligations to brokers and finders;

–	the approval of the merger and the transactions contemplated as part of the merger by the Board of Directors of each company;

–	the compliance of each company with certain environmental laws and the absence of environmental liabilities;

–	the transaction’s qualification, to Harbor’s knowledge, as a reorganization under Section 368(a) of the Internal Revenue Code;

–	compliance with Section 404 and the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002;

–	compliance with certain labor laws and the absence of material labor issues; and

–	the representations and warranties of each party after giving effect to Harbor and National City’s disclosure letters not containing any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make a statement not materially misleading.
          National City made additional representations and warranties to Harbor as to the absence of ownership by National City of, or of any agreement to acquire or hold, 5% or more of Harbor’s common stock.
          Harbor also made additional representations and warranties to National City as to:

–	the shareholder vote required to approve the merger and the transactions contemplated in connection with the merger;

–	the accrual of expenses due to benefit liabilities;

–	the consummation of the merger agreement not constituting a default under Harbor’s employee stock ownership plan or other employee benefit plans;

–	the existence of leases relating to properties occupied by Harbor;

–	the existence of agreements which by their terms are affected by a change in control;

–	the existence of a material interest in any contract or property by any of Harbor’s officers or directors;

–	the accurate maintenance of Harbor’s minute books with respect to material corporate actions;

–	the existence of any contract, agreement or governmental order restricting Harbor’s business and operations;

–	the transaction’s qualification, to Harbor’s knowledge, as a reorganization under Section 368(a) of the Internal Revenue Code;

–	the inapplicability of state takeover law; and

–	the ownership and maintenance of Harbor’s real property.
TERMINATION OF THE MERGER AGREEMENT
          Harbor’s and National City’s Boards of Directors may mutually agree to terminate the merger agreement at any time before the date the merger becomes effective, whether before or after approval of the merger by Harbor’s shareholders, by mutual written consent of the Board of Directors of National City and the Board of Directors of Harbor.
          In addition, Harbor or National City may each unilaterally terminate the merger agreement:

–	at any time after June 30, 2007 if the merger is not completed by that date, except a party that is in material breach of the merger agreement may not terminate the agreement;

–	if the merger agreement has not been approved by the shareholders of Harbor;

–	if any of the conditions common to the obligations of both National City and Harbor have not been met or waived;

–	if no tax opinion described above has been delivered to Harbor and National City;

–	if any governmental authority shall have enacted, issued, promulgated, enforced or entered any final and non-appealable injunction, order, decree or ruling which is then in effect that has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger; or

–	if National City, under SEC or NYSE rules, would need stockholder approval to issue the number of shares required to be merger consideration.
          National City may also terminate the merger agreement:

–	if Harbor’s obligations which are conditions to National City’s obligation to close the merger have not been performed or waived by National City at such time as the condition can no longer be satisfied, provided that in the case of a failure by Harbor to comply in all material respects with its covenants contained in the merger agreement required to be performed at or prior to closing, National City has given Harbor at least 30 days’ prior written notice of such failure;

–	if Harbor enters into a binding agreement for, or its Board of Directors recommends an acquisition of, Harbor by a third party;

–	if Harbor suffers a material adverse effect that cannot be cured within thirty days of the action or event that gave rise to the material adverse effect, and National City is not the cause of the material adverse effect;

–	if a tender offer or exchange offer is commenced that if consummated would result in any person beneficially owning 25% or more of Harbor common stock, and the Board of Directors of Harbor fails to recommend against acceptance of such tender offer or exchange offer or elects to take no position with respect to the acceptance of such tender offer or exchange offer;

–	if it is not in breach of the merger agreement and it has otherwise satisfied its representations and warranties, and (1) through fault (whether commission or omission) of Harbor, notice of the Harbor shareholders special meeting shall not have been provided prior to October 31, 2006, or December 31, 2006 if the SEC has cleared the proxy statement-prospectus; (2) the Board of Directors of Harbor does not publicly recommend in the proxy statement-prospectus that Harbor’s shareholders approve the merger; or (3) after recommending in this proxy statement-prospectus that the shareholders approve the merger, Harbor’s Board of Directors withdraws, modifies or amends its recommendation in any manner adverse to National City; or

–	if Harbor has not received necessary consents to or waivers from agreements required as a condition to the merger, or has not caused a title company to timely deliver title examinations for each parcel of Harbor’s owned real property.
          If National City unilaterally terminates the merger agreement for certain of the reasons discussed above, Harbor may be liable for the termination fee discussed below.
          Harbor may also terminate the merger agreement:

–	if National City suffers a material adverse effect that cannot be cured within forty-five days of the action or event that gave rise to the material adverse effect, and Harbor is not the cause of the material adverse effect; or

–	if National City’s obligations which are conditions to Harbor’s obligation to close the merger have not been performed or waived by Harbor at such time as the condition can no longer be satisfied, provided that in the case of a failure by National City to comply in all material respects with its covenants contained in the merger agreement required to be performed at or prior to closing, at least 30 days have elapsed since the earlier date of written notice of such failure from Harbor or June 30, 2007.

EFFECTS OF TERMINATION
          If the merger agreement is terminated, it will become void, and other than as described below, there will be no liability on the part of any party or their respective officers and directors, except that the confidentiality obligations of each of National City and Harbor survive termination. Neither Harbor nor National City will be released from any liabilities or damages arising from an intentional breach of the merger agreement.
TERMINATION FEE
          Under certain circumstances Harbor is required to pay to National City a termination fee of $40 million upon termination of the merger agreement. The termination fee would become payable if the merger agreement is terminated under any of the following circumstances:

–	if National City terminates the merger agreement because Harbor has not performed its covenants in all material respects, because Harbor’s representations and warranties are not true and correct, or because notice of a special meeting of Harbor’s shareholders has not been provided in a timely fashion, and National City is not in material breach of the merger agreement but only if:

•	within 18 months following the effective date of any such termination, Harbor enters into any agreement with a third party relating to the acquisition by such person of Harbor, any of Harbor’s subsidiaries or any of Harbor’s lines of business, or any offer that would result in any third party beneficially owning 10% of more of any of Harbor’s classes of equity securities, or any merger, consolidation, liquidation, business combination, recapitalization or similar transaction;

–	if there is a temporary restraining order or a non-appealable injunction, order, decree or ruling which has the effect of making consummation of the merger illegal, or otherwise prevents or prohibits consummation of the merger, as a result of a third-party’s initiation or instigation of the proceedings resulting in the issuance of the injunction, order, decree or ruling and if the third party announces the intent to engage in a bona fide acquisition of Harbor, as determined in good faith by Harbor’s Board but only if:

•	within 18 months following the effective date of any such termination, Harbor enters into any agreement with a third party relating to the acquisition by such person of Harbor, any of Harbor’s subsidiaries or any of Harbor’s lines of business, or any offer that would result in any third party beneficially owning 10% of more of any of Harbor’s classes of equity securities, or any merger, consolidation, liquidation, business combination, recapitalization or similar transaction;

–	if Harbor’s Board does not publicly recommend in this proxy statement-prospectus that Harbor’s shareholders approve the merger agreement;

–	if Harbor’s Board withdraws, modifies or amends its recommendation for Harbor’s shareholders to approve the merger agreement in any manner adverse to National City;

–	if Harbor enters into a binding agreement for, or its Board of Directors recommends an acquisition of, Harbor by a third party; or

–	if a tender offer or exchange offer is commenced that if consummated would result in any person beneficially owning 25% or more of Harbor common stock, and the Board of Directors of Harbor fails to recommend against acceptance of such tender offer or exchange offer or elects to take no position with respect to the acceptance of such tender offer or exchange offer.
          Harbor is also required to pay National City’s expenses attributable to the merger in certain circumstances.

WAIVER AND AMENDMENT
          The merger agreement provides for wavier and amendment of its provisions under certain circumstances. Provisions of the agreement may be waived at any time by either National City or Harbor as the case may be in the event their respective shareholders are entitled to the benefits of the waiver. Also, the merger agreement may be amended or supplemented at any time. An amendment occurring after Harbor’s shareholders approve the merger which reduces or changes the form of consideration for the merger that Harbor’s shareholders receive may not occur without additional approval by Harbor’s shareholders. Any waiver or amendment will be effective only if provided in a writing that expressly refers to that section of the merger agreement which imposes those requirements and is signed by either Harbor, National City or both if necessary to be bound thereby.
ACQUISITION PROPOSALS BY THIRD PARTIES
          Harbor has agreed it will not solicit or initiate any proposal for the acquisition or purchase of all or a material amount of the assets or securities of Harbor or its subsidiaries, or any merger, consolidation or business combination or business combination recapitalization, liquidation, dissolution or similar transaction involving Harbor or its subsidiaries (other than the purchases or sales of loans or securities in the ordinary course of business), or participate in any negotiations or discussions regarding, or furnish to any other person any information with respect to, an acquisition transaction. If, however, Harbor’s Board of Directors determines in good faith, after consultation with outside legal counsel and accountants, that failure to participate in any discussions or negotiations with respect to a proposal received by Harbor or failing to furnish information to such a party would cause it to violate its fiduciary duties under applicable law, Harbor may participate in negotiations concerning a proposal or furnish necessary information to a third party. Harbor is required to notify National City immediately if any inquiries or proposals are received by Harbor, or if Harbor participates in any negotiations or discussions or provides any information to third parties in connection with an inquiry or proposal.
CLOSING DATE
          The merger will be completed and become effective upon the later to occur of the filing of a certificate of merger with the Delaware Secretary of State or a later time specified in such filing. Under the merger agreement, unless the parties agree otherwise and subject to the satisfaction or waiver of the conditions to the merger, the closing date of the merger will occur within seven business days after the later of the first date on which the merger may be completed in accordance with approvals received by governmental authorities and the date Harbor’s shareholders approve the merger, or such other date to which Harbor and National City agree in writing.
EXCHANGE OF CERTIFICATES
          Exchange Agent. National City Bank, a wholly-owned subsidiary of National City, will act as exchange agent for the exchange of stock certificates pursuant to the merger.
          Exchange Procedures. Promptly after the completion of the merger, National City will instruct National City Bank to mail to each record holder of Harbor common stock at the effective date of the merger a letter of transmittal and instructions for exchanging certificates representing Harbor common stock for certificates evidencing National City common stock. You will have to follow the instructions and surrender your Harbor certificates, together with the properly executed letter of transmittal, and any other required documents, to National City. You will then receive:

–	certificates for that number of whole shares of National City common stock which you have the right to receive in the merger,

–	any dividends or other distributions on the National City common stock declared or made after the completion of the merger to which you may be entitled, and

–	cash for any fractional share of National City common stock owed to you.

          Distributions With Respect to Unexchanged Shares. You will not receive any dividends or other distributions on National City common stock until you surrender your Harbor stock certificates. When you do surrender your certificates, National City will pay you, without interest, any dividends or other distributions previously paid to holders of National City common stock with a record date after the completion of the merger.
          Transfers of Ownership. If you want National City to issue any certificate for shares of National City common stock in a name other than that in which your Harbor stock certificate is registered, your Harbor stock certificate most be properly endorsed and otherwise in proper form for transfer. You also must pay to National City or its agent any resulting transfer or other tax, or establish to the satisfaction of National City that such tax has been paid or is not payable.
          Escheat and Withholding. Neither Harbor nor National City will be liable to you for any shares of National City common stock, dividends or other distributions on National City common stock which were delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. National City Bank, on behalf of National City, will deduct from the shares of National City common stock paid to you any amounts that federal, state, local or foreign tax law require National City to withhold.
          Lost, Stolen or Destroyed Certificates. National City Bank will issue National City common stock in exchange for a lost, stolen or destroyed Harbor stock certificate upon receipt of an affidavit of that fact by the owner of the certificate; however, National City will require you to deliver a reasonable indemnity bond against any claim that may be made against National City or National City Bank regarding a certificate alleged to have been lost, stolen or destroyed.
          DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL, LETTER, WILL BE MAILED TO HOLDERS OF HARBOR SHARES PROMPTLY FOLLOWING THE COMPLETION OF THE MERGER, EXPLAINING HOW TO EXCHANGE HARBOR STOCK CERTIFICATES FOR NATIONAL CITY STOCK CERTIFICATES. YOU SHOULD NOT SEND IN YOUR HARBOR CERTIFICATES UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL.
STOCK OPTIONS
          Under the merger agreement, as of the effective date of the merger, each outstanding and unexercised option granted under Harbor’s current stock option plans will become fully vested and converted into an option to purchase shares of common stock of National City upon the same terms and conditions under the stock option plan which it was originally issued. After the merger, the number of shares subject to each converted option will equal the number of National City common stock that the holder of the option would have received in the merger had the options instead been outstanding shares of Harbor common stock, rounded down to the nearest whole share. The exercise price of the converted option will equal the exercise price per share under the original option divided by the fraction equal to $45.00 divided by the average closing price of National City common stock for the ten-day period prior to Federal Reserve Board approval of the merger, rounded up to the nearest cent. This procedure will be followed as necessary to assure that the benefits to a Harbor option holder will not be increased or decreased as a result of the merger. Upon completion of the merger, all Harbor stock option plans will be terminated with respect to granting any additional options or option rights.
EMPLOYEE AND EMPLOYEE BENEFIT MATTERS
          All employees of Harbor, immediately prior to the consummation of the merger, shall become employees of National City. The merger agreement also provides that National City shall honor, maintain and perform all of Harbor’s obligations which have become vested under Harbor’s employee benefit plans. Further, the merger agreement provides that no later than January 1 of the year following the year that the merger becomes effective, National City shall cause former Harbor employees who become employed by National City to be eligible to participate in certain specified plans of National City in which similarly situated National City employees participate. After Harbor employees become eligible for National City’s benefit plans, each former Harbor employee while employed by National City shall continue to receive base pay and welfare benefits that are no less favorable in the aggregate than the benefits under the eligible plans of National City employees working in similar business lines. Eligible Harbor employees whose employment is terminated without cause at any time following completion of the merger will be entitled to receive severance benefits provided under National City’s severance plans applying to its similarly situated employees.
          National City will generally provide Harbor’s employees with service credit for their service with Harbor for purposes of eligibility and vesting under the employee benefit and compensation plans of National City in which such employees are eligible to participate following the merger, with some exceptions such as eligibility for retiree welfare benefits and certain pension benefits.
          The merger agreement provides that National City agrees that the merger constitutes a change in control within the meaning of each Harbor employee benefit plan, employment agreement and severance agreement, including the Harbor change of control agreements with Randall A. Ezell, Gary Barnett, Carol M. Hughes, Leslie W. Wright, H. Michael Callahan and Albert L. Fort. See the discussion under the heading “THE MERGER — INTERESTS OF CERTAIN PERSONS IN THE MERGER,” and “THE MERGER — CHANGE OF CONTROL AGREEMENTS AND EMPLOYMENT AGREEMENTS.”
          In connection with the merger, Harbor’s employee stock ownership plan (“ESOP”) will be amended to provide for participation in the ESOP for all full-time employees of Harbor as of June 30, 2006, with no additional participants joining the ESOP after July 1, 2006. In connection with the merger all shares of Harbor stock will be converted to shares of National City.
          In 1998 Harbor loaned the ESOP funds to acquire shares of Harbor stock. These shares are held in a suspense account and, as annual contributions are made by Harbor to the ESOP, are released to the accounts of ESOP participants who are employees of Harbor as of each December 31. For the 2007 ESOP plan year National City will make a contribution to the ESOP sufficient to release from the suspense account the remaining unallocated shares, less the sum of a number of shares equal in value to the outstanding loan balance plus a number of shares corresponding to the cash payments made to ESOP participants pursuant to the following severance program. Prior to the effective date of the merger, Harbor shall amend or adopt a severance program which provides that each individual (other than certain specified senior executives) who is a participant in the ESOP but whose employment is terminated prior to December 31, 2007 and who would not otherwise be eligible for an allocation of shares to his or her ESOP account for the 2007 plan year, will be paid a cash severance benefit.
FRACTIONAL SHARES
          No fractional shares of National City common stock will be issued to the shareholders of Harbor in connection with the merger. Each holder of Harbor common stock who otherwise would be entitled to receive a fractional share of common stock of National City will receive in lieu thereof cash, without interest, in an amount equal to the holder’s fractional share interest multiplied by the average of the per share closing prices on the New York Stock Exchange of National City common stock for the ten consecutive trading days before Federal Reserve Board approval of the merger. Cash received by Harbor shareholders in lieu of fractional shares may give rise to taxable income.
CONDUCT OF BUSINESS PENDING THE MERGER
          Under the merger agreement, Harbor has agreed that, prior to closing, it and its subsidiaries will:

–	conduct their businesses in the ordinary course consistent with past practices;

–	use reasonable efforts to maintain and preserve the business organization of Harbor and each of its subsidiaries; and

–	keep available the services of key officers and to preserve the goodwill of those having business relationships with Harbor and its subsidiaries.

          Without the written consent of National City, Harbor has agreed not to take any of the following actions prior to closing:

–	incur any indebtedness for borrowed money, assume or guarantee obligations of a third party and make any loan or advance, except for actions which are in the ordinary course of business consistent with past practice;

–	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

–	make any change or amendment to its charter documents that would materially and adversely affect either party’s ability to consummate the merger or the economic benefits of the merger to either party;

–	issue or sell any securities, options, warrants or rights to subscribe for securities or make other changes to its capital structure, other than in connection with outstanding stock options;

–	declare or make any dividend or other distribution, or purchase or redeem, any shares of capital stock, other than regular quarterly cash dividends not exceeding $0.275 per share and intercompany dividends paid by Harbor’s subsidiaries;

–	except as required by applicable law or as otherwise provided in the merger agreement, adopt or amend any bonus, profit-sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit of any director, officer or employee;

–	increase the compensation or fringe benefits of any director, officer or employee, except for normal merit increases in the ordinary course not to exceed 5% for any individual or 3% in the aggregate;

–	grant any benefit not required under the terms of any existing agreement, trust, plan, fund or other arrangement; or

–	modify its loan, litigation, real estate valuation, asset, liquidity and investment portfolio policies and practices prior to the effective time of the merger, except changes to make Harbor’s policies consistent with National City’s policies.
          National City has agreed that, without the prior written consent of Harbor prior to closing, it will use reasonable efforts to preserve its business goodwill. In addition, National City has agreed that it will not, without the prior written consent of Harbor, take any action that would materially delay or adversely affect the ability of National City to obtain required governmental approvals for the merger, or materially adversely affect its ability to consummate the merger or perform its obligations under the merger agreement.
ACCOUNTING TREATMENT
          National City will account for the merger using the purchase method of accounting. Under the purchase method, National City will record, at fair value, the acquired assets and assumed liabilities of Harbor. To the extent the total purchase price exceeds the fair value of tangible and identifiable intangible assets acquired over the liabilities assumed, National City will record goodwill. National City will include in its consolidated results of operations the results of Harbor’s operations after the merger is completed.
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
          The following discussion is a summary of the material federal income tax consequences of the merger to holders of Harbor common stock. The discussion is based on the Internal Revenue Code, proposed, temporary and final Treasury regulations promulgated thereunder, published administrative rulings and pronouncements and judicial decisions in effect as of the date of this proxy statement-prospectus, all of which are subject to change, possibly with retroactive effect.

          This discussion does not address every aspect of the federal income tax laws that may be relevant to certain Harbor shareholders in light of their individual circumstances, nor does it address the effects of any state, local or foreign tax laws on the merger. The tax treatment for a Harbor shareholder may vary depending upon the shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below, including, for example, insurance companies, tax-exempt organizations, financial institutions, partnerships and pass-through entities (or investors therein), regulated investment companies, foreign holders, persons that hold shares as a position in a “straddle” as a hedge against currency risk or a constructive sale or conversion transaction, broker-dealers, and individuals who received Harbor common stock pursuant to the exercise of employee stock options or otherwise as compensation. In addition, the discussion relates only to persons who hold Harbor common stock as a capital asset, and it does not consider the application of the alternative minimum tax.
          Consummation of the merger is conditioned upon the receipt by Harbor and National City of an opinion from Nixon Peabody, Harbor’s counsel, to the effect that the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code. An opinion of counsel is not binding on the Internal Revenue Service or the courts. Further, no ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the merger. As a result, the Internal Revenue Service may disagree with the federal income tax consequences discussed below.
          The opinion will be based on certain assumptions, facts existing at the time the merger becomes effective and on certain representations as to factual matters made by Harbor and National City. If the basis of the opinion or any representations are incorrect in any material respects, the conclusions reached in the opinion could be jeopardized. Neither Harbor nor National City is aware of any facts or circumstances which would cause any of its representations made to counsel to be untrue or incorrect in any material respect.
          Based on the opinion discussed above, the material federal income tax consequences that will result from the merger are:

–	a Harbor shareholder will not recognize any income, gain or loss as a result of the receipt of National City common stock pursuant to the merger, except for cash received in lieu of a fractional share of National City common stock;

–	the tax basis of a Harbor shareholder in the National City common stock received pursuant to the merger will be the same as the Harbor shareholders’ tax basis in the Harbor common stock exchanged reduced by any cost basis amount allocable to a fractional share interest in National City common stock for which cash is received;

–	the holding period of a Harbor shareholder for the National City common stock received pursuant to the merger will include the holding period of the Harbor common stock surrendered to the extent the Harbor common stock exchanged is held as a capital asset at the time of the merger;

–	a Harbor shareholder who receives cash in lieu of a fractional share interest in National City common stock pursuant to the merger will be treated as if the fractional shares were actually issued by National City as part of the exchange and then redeemed by National City for cash. These cash payments will be treated as having been received in exchange for the redeemed fractional share interests under section 302(a) of the Code. The receipt of such cash payments will generally result in capital gain (taxed at a maximum Federal rate of 15% for shares held for more than one year) or loss in an amount equal to the difference between the amount of cash received and the basis of the fractional National City common stock;

–	no income, gain or loss will be recognized by Harbor, National City or their respective subsidiaries solely as a consequence of the merger; and

–	Harbor shareholders will also be required to file certain information with their Federal income tax returns and to retain certain records with regard to the merger.

          THE FOREGOING DISCUSSION IS ONLY A SUMMARY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR IN DETERMINING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES, AND ANY OTHER TAX CONSEQUENCES, OF THE MERGER TO YOU.
RIGHTS OF DISSENTING SHAREHOLDERS
          Under Section 262 of the Delaware General Corporation Law, since the consideration is 100% stock of a company listed on a national security exchange, Harbor shareholders who vote against the merger would not have appraisal rights available to them in connection with the merger.
COMPARATIVE RIGHTS OF SHAREHOLDERS
          The rights of Harbor shareholders are governed by applicable laws of the State of Delaware, including the Delaware General Corporation Law, and Harbor’s Certificate of Incorporation and By-Laws. As a result of the merger, the shareholders of Harbor will become shareholders of National City. The following discussion is intended only to highlight certain differences between the rights of shareholders of Harbor and shareholders of National City, but is not intended to be an exhaustive discussion or comparison of such rights.
          The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Delaware General Corporation Law, National City’s Certificate of Incorporation and By-Laws and Harbor’s Certificate of Incorporation and Bylaws, as applicable. Copies of National City’s Certificate of Incorporation and By-Laws and Harbor’s Certificate of Incorporation and Bylaws are incorporated by reference herein and will be sent to Harbor’s shareholders upon request. See “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE HARBOR SPECIAL SHAREHOLDERS MEETING — WHOM SHOULD I CALL WITH QUESTIONS?”
CERTAIN DIFFERENCES BETWEEN HARBOR’S AND NATIONAL CITY’S CHARTER AND BYLAWS
          Classes of Directors. Delaware law provides that a corporation may divide its directors into classes so that each director stands for election once every two or three years. Harbor has three classes of directors, and each director stands for election once every three years, unless otherwise filled by vacancy. See “— Filling Vacancies on the Board” below.
          National City each has a single class of directors, and each director is elected to serve until the next annual meeting of shareholders and until their respective successors are duly elected and qualified.
          Number of Directors. Harbor’s Certificate of Incorporation provides that the Board of Directors shall consist of no less than five and no more than fifteen persons, and that the number of directors may be fixed from time to time by resolution of the Board of Directors. Presently, the number of directors is fixed at ten.
          National City’s Bylaws provide that the number of directors may be fixed from time to time by resolution of the Board of Directors. Presently, the number of directors is fixed at ten.
          Filling Vacancies on the Board. Harbor’s Certificate of Incorporation provides that vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires.
          National City’s By-Laws provide that vacancies in the office of any director due to death, resignation, disqualification, removal or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify. If there are no directors in office, then an election of directors may be held in the manner provided by Delaware law.
          Voting for Directors. Holders of both Harbor and National City stock each elect directors by a plurality of votes cast for any given director. Neither Harbor nor National City has cumulative voting for directors.
          Notice of Shareholder Proposals. Harbor’s Bylaws permit shareholders entitled to vote to introduce proper business in connection with any annual meeting. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given notice thereof in writing to Harbor’s Secretary, which must be delivered to or mailed and received at Harbor’s principal executive office not later than 120 days prior to the anniversary date of the immediately preceding annual meeting. A shareholder’s notice to the Secretary must set forth, with respect to each proposal:

–	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

–	the name and record address of the shareholder proposing such business;

–	the class and number of shares of Harbor stock which are beneficially owned by the shareholder; and

–	any material interest of the shareholder in such business.
          National City’s By-Laws provide that at an annual meeting of the shareholders, only business properly brought before the meeting will be conducted. For a shareholder to request that a proposal be brought before an annual meeting, the shareholder must:

–	be a shareholder of record of National City at the time of the giving of the notice for an annual meeting;

–	be entitled to vote at such meeting; and

–	have given timely notice thereof in writing to the Secretary of National City.
          To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of National City not less than 60 calendar days prior to the annual meeting; provided, however, that if public announcement of the date of the annual meeting is not made at least 75 calendar days before the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.
          A shareholder’s notice to the Secretary of National City must set forth as to each matter the shareholder proposes to bring before the annual meeting:

–	a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

–	the name and address, as they appear on National City’s books, of the shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made;

–	the class and number of shares of National City stock that are owned beneficially and of record by the shareholder proposing such business and by the beneficial owner, if any, on whose behalf the proposal is made; and

–	any material interest of such shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made in such business.

          At a special meeting of the shareholders of National City, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be specified in the notice of the meeting given by or at the direction of the Chairman of the Board or a majority of the Board of Directors or otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors.
          Director Nominations by Shareholders. Harbor’s Bylaws provide that not less than 90 days prior to the date of the an annual meeting, and not more than seven days following the date of notice of a special meeting in which directors will be elected, any stockholder may nominate a director by delivering a notice to Harbor’s Secretary setting forth:

–	the name, age, business address and residence address of each nominee proposed in such notice;

–	the principal occupation or employment of each such nominee;

–	the number of shares of Harbor capital stock which are beneficially owned by each such nominee;

–	a statement that the nominee is willing to be nominated;

–	a representation that the stockholder is a holder of record of Harbor’s capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

–	a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and

–	such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies for the election of such nominees.
          For a National City stockholder to properly nominate a director, such stockholder must follow the procedures for notices of shareholder proposals. See “Notice of Shareholder Proposals” above. A stockholder’s written notice to National City of a nomination of a person for election as director must additionally include:

–	the name and address, as they appear on National City’s books, of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made;

–	a representation that the stockholder giving the notice is a holder of record of shares of stock of National City entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to nominate the person or persons specified in the notice;

–	the class and number of shares of National City stock owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made;

–	a description of all arrangements or understandings between or among any of the stockholder giving the notice, the beneficial owner on whose behalf the notice is given, each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice;

–	such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board of Directors; and

–	the signed consent of each nominee to serve as a director of National City if so elected.

          Harbor’s Bylaws and National City’s By-Laws each contain restrictions on which persons may serve as directors. No person may be elected director of Harbor after attaining the age of 70, while no person may be elected a director of National City if the person is 68 years old on February 1 of the year of election.
          Calling Special Meetings of Shareholders. Under Harbor’s Bylaws, special meetings can be called for any purpose and only by a majority of Harbor’s Board of Directors.
          Under National City’s By-Laws, special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by its Certificate of Incorporation, may be called by the Chairman of the Board and shall be called by the Chairman of the Board or Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of National City issued and outstanding and entitled to vote. The request must state the purpose or purposes of the proposed meeting.
          Notice of Meetings. Each of Harbor’s Bylaws and National City’s By-Laws require that written notice of the annual meeting and any special meeting, stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at the meeting.
          Amendment of Certificate of Incorporation. Harbor’s Certificate of Incorporation generally provides for amendments as prescribed by law, except that two-thirds of the voting power of Harbor stock is required to amend certain specified provisions of its Certificate of Incorporation. These include business combinations under Section 203 of the Delaware General Corporate Law, provisions relating to the Board of Directors, prohibition of shareholder action by consents, amendment of bylaws, and anti-“greenmail” provisions.
          National City’s Certificate of Incorporation provides that National City reserves the right to amend, alter, change or repeal any provision contained in its Certificate of Incorporation in the manner prescribed by law, and all rights and powers conferred therein on stockholders, directors and officers are subject to such reserved power.
          Amendment of Bylaws. Harbor’s Bylaws may be made, altered, amended or repealed by Harbor’s Board of Directors. Any Bylaws made by the Board of Directors may be altered, amended or repealed by the Board of Directors or by the shareholders, however, an affirmative vote of two-thirds of Harbor stock entitled to vote is required for amendment of provisions pertaining to how a special meeting of the shareholders is called and provisions regarding the election, number, terms and removal of directors.
          National City’s By-Laws provide that the By-Laws may be altered, amended or repealed or new By-Laws may be adopted by a majority vote of the members of the Board of Directors at any regular or special meeting duly convened, after notice to the directors of that purpose, or by the stockholders at any regular meeting of the stockholders or at any special meeting of the stockholders if notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such special meeting.
          Substantial Securityholder Provision. Harbor’s Certificate of Incorporation prevents the corporation from purchasing the shares of a “substantial securityholder” unless there is an affirmative vote of a majority of all votes entitled to be cast in an election of Directors, excluding the holdings of the substantial securityholder. This provision, contained in Article IX, is an anti-greenmail provision. For purposes of this provision, a substantial securityholder is defined as any beneficial owner of more than 5% of the class of securities to be acquired, any affiliate of Harbor who owned 5% or more of the class of securities to be acquired in the two years prior to the acquisition, and any assignee of or successor to a person who was a substantial securityholder within the past two years. This provision is designed to prevent the practice of “greenmail.” National City’s Certificate of Incorporation and By-Laws do not contain any similar provision.
          In addition, Harbor’s Certificate of Incorporation contains a provision whereby any person who acquires greater than 10% of any class of Harbor’s equity securities would not be allowed to vote its shares in excess of such 10% threshold. To allow the merger to be consummated, this proxy statement-prospectus contains a proposal to amend this provision to permit offers and acquisitions of beneficial ownership of more than 10% of any class of Harbor’s common stock in transactions that have been previously approved by Harbor’s Board of Directors. National City’s Certificate of Incorporation and By-Laws do not contain any similar provision, although the Change in Bank Control Act may prevent such an acquisition, unless the Federal Reserve Board has been notified and has not objected to the transaction. See “SUPERVISION AND REGULATION — CONTROL ACQUISITIONS” below.
          Business Combinations. Harbor’s Certificate of Incorporation contains a provision whereby any business combination with an interested stockholder or an affiliate or associate thereof would require both the approval of Harbor’s Board of Directors and the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock not held by such interested stockholder or affiliate or associate thereof. This provision does not apply if the business combination has been approved by a majority of disinterested directors, or if certain minimum price requirements have been met. This provision is not applicable to the merger because National City is not an interested stockholder under Harbor’s Certificate of Incorporation. National City’s Certificate of Incorporation and By-Laws do not contain any similar provision, and all business combinations that would require a vote of National City’s shareholders would require only an affirmative vote of a majority of the outstanding voting stock of National City.
CERTAIN DIFFERENCES BETWEEN FINANCIAL HOLDING COMPANIES AND SAVINGS AND LOAN HOLDING COMPANIES
          As a Financial Holding Company, National City is subject to regulation under the Bank Holding Company Act, and to inspection, examination and supervision by the Federal Reserve Board. Under the Bank Holding Company Act, holding companies may not acquire the ownership or control of more than 5% of the voting shares, or substantially all the assets, of any company, including a bank or another holding company, without the Federal Reserve Board’s prior approval. Also, bank holding companies generally may engage only in non-banking and other activities that are determined by the Federal Reserve Board to be closely related to banking, while financial holding companies may engage in activities that are not only closely related to banking but also those activities that are determined to be complementary to banking.
          As a Savings and Loan Holding Company, Harbor is subject to regulation under the Savings and Loan Holding Company Act of 1967, as amended, and to inspection, examination and supervision by the Office of Thrift Supervision. No approval of the Office of Thrift Supervision is required where Harbor will be merged into a financial holding company regulated by the Federal Reserve Board. In addition, Harbor Federal is regulated and examined by the Federal Deposit Insurance Corporation (FDIC).
          Federal law limits the amount of dividends National City’s subsidiary bank, National City Bank, can pay to National City without regulatory approval. At January 1, 2006, National City Bank could pay dividends of approximately $1 billion, plus an additional amount equal to its net profits for 2006, as defined by statute, up to the date of any such dividend declaration, without prior regulatory approval.
          In addition, federal bank regulatory authorities have authority to prohibit National City from engaging in unsafe or unsound practices in conducting its business. The payment of dividends, depending upon the financial condition of National City, could be deemed an unsafe or unsound practice. The ability of the merged company to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.
          The rules and regulations to which National City and Harbor are subject are intended primarily for the protection of depositors and the federal deposit insurance funds, and not for the protection of security holders. For a more detailed discussion of laws and regulations to which National City and Harbor are subject, see “SUPERVISION AND REGULATION” below.
CERTAIN DIFFERENCES BETWEEN NATIONAL CITY STOCK AND HARBOR STOCK
          Harbor’s Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, but no shares of preferred stock are issued or outstanding. National City’s Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock. National City has issued 70,272 shares of Series D non-voting convertible preferred stock. Each share of Series D preferred stock is convertible at any time by the holder into 15.96 shares of National City common stock, subject to certain adjustments. The conversion rate is subject to adjustment in the event the corporation takes certain actions such as paying a dividend in stock, or splitting its common stock into a smaller number of shares. Dividends are paid on the Series D preferred stock when declared by the Board of Directors, out of any funds of National City legally available for the payment of such dividends. In the case of a liquidation of National City, payments in liquidation would be made for the full value of the Series D preferred stock before any payments would be made with respect to National City common stock. In such event, the Series D holders will be entitled to receive the liquidation value of their stock, which is $100 per share.
LIQUIDATION ACCOUNT
          Harbor Federal Savings Bank maintains a “liquidation account” on behalf of certain persons who were accountholders when the Bank was a mutual institution and who continue to be accountholders of the bank. Prior to March 18, 1998, Harbor’s predecessor entity, Harbor Florida Bancorp, Inc., was owned approximately 53.37% by Harbor Financial M.H.C. and 46.63% by public shareholders. On March 18, 1998, pursuant to a plan of conversion and reorganization and after a series of transactions, Harbor became the surviving corporate entity and Harbor Financial M.H.C. ceased to exist.
          The plan of conversion, which was filed with the Office of Thrift Supervision, provided for the establishment of a special liquidation account in the Bank for the benefit of eligible account holders and supplemental eligible account holders of the Bank in an amount equal to the amount of any dividends waived by Harbor Financial M.H.C. plus the greater of (1) 100% of the Bank’s retained earnings of $34.5 million at September 30, 1992, the date of the latest balance sheet contained in the final offering circular utilized in the Bank’s initial public offering in Harbor Financial M.H.C. reorganization, or (2) 53.41% of the Bank’s total stockholders’ equity as reflected in its latest balance sheet contained in the final prospectus utilized in the offering plus the amounts distributed to Harbor Florida Bancorp by the Bank at the formation of Harbor Florida Bancorp in 1998. Under rules of the Office of Thrift Supervision, each eligible account holder and supplemental eligible account holder who continues to maintain a deposit account at the Bank, would be entitled, in the unlikely event of a complete liquidation of the Bank, to an interest in the liquidation account prior to any payment to Harbor as the sole stockholder of the Bank.
SUPERVISION AND REGULATION
          The following discussion briefly describes the material regulations governing savings and loan holding companies and financial holding companies and their respective subsidiaries, referred to collectively in this discussion of supervision and regulation as holding companies, and provides specific information relevant to Harbor and National City. These regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to Harbor or National City or their respective subsidiaries may have a material adverse effect on Harbor or National City.
          Harbor and National City and their respective subsidiaries also are affected by general economic conditions, the fiscal and monetary policies of the federal government, the Federal Reserve Board and the Office of Thrift Supervision, and by various other governmental requirements and regulations.
LIABILITY FOR BANK SUBSIDIARIES
          Under current federal law, a holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each subsidiary bank. This support may be required at times when the holding company may not have the resources to provide it. In the event of a holding company’s bankruptcy, any commitment by the holding company to a U.S. federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee, and such commitment would be entitled to priority of payment.
          Harbor Federal Savings Bank and National City Bank, National City’s banking subsidiary, are FDIC-insured depository institutions. Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of an FDIC-insured depository institution controlled by the same parent holding company, or for any assistance provided by the FDIC to an FDIC-insured depository institution controlled by the same parent holding company and that is in danger of default. “Default” generally means the appointment of a conservator or receiver. “In danger of default” generally means the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.
          Also, if a default occurred with respect to a bank, any capital loans to the bank from its parent holding company would be subordinate in right of payment to payment of the bank’s depositors and certain of its other obligations.
CAPITAL REQUIREMENTS
          General. The Federal Reserve Board imposes risk-based capital requirements and guidelines on National City. The Office of Thrift Supervision does not impose separate capital requirements on Harbor but imposes capital requirements on Harbor Federal Savings Bank. With respect to National City’s capital, the Federal Reserve Board assigns a depository institution’s or holding company’s assets, and some of its specified off-balance sheet commitments and obligations, to various risk categories.
          A depository institution’s or holding company’s qualifying total capital is classified in one of two tiers, depending on type:

CORE (“TIER 1”) CAPITAL	SUPPLEMENTARY (“TIER 2”) CAPITAL

Includes:
–     common shareholders’ equity
–     qualifying non-cumulative perpetual preferred stock, including related surplus
–     minority interests in equity accounts of consolidated subsidiaries
– less: goodwill and most intangible assets	In addition to Core Capital requirements:
–     allowances for loan and lease losses, subject to limitations
–     perpetual preferred stock and related surplus
–     hybrid capital instruments mandatory convertible debt securities
–     term subordinated debt and intermediate term preferred stock and related surplus, subject to limitations
– unrealized holding gains on equity securities, subject to limitations
          National City is currently required to maintain Tier 1 capital and “total capital” (the sum of Tier 1 and Tier 2 minus required deductions) equal to at least 4%, and 8%, of total risk-weighted assets, including various off-balance sheet items, such as standby letters of credit. For a holding company to be considered “well capitalized” for regulatory purposes, its Tier 1 and total capital ratios must be at least 6%, and 10%, on a risk-adjusted basis, respectively. At December 31, 2005, Harbor was well capitalized for Tier 1 capital purposes, with Tier 1 capital to total risk-based assets of 15.50%, and well capitalized for total capital purposes, with total capital to total risk-weighted assets of 16.48%. At December 31, 2005, National City was also well capitalized for Tier 1 capital purposes, with Tier 1 capital to total risk-based assets of [7.43%], and well capitalized for total capital purposes with total capital to total risk-weighted assets of [10.53%].
          The Federal Reserve Board and FDIC regulations require National City to incorporate market and interest rate risk components into their risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to a financial institution’s ongoing trading activities.
          The Federal Reserve Board also requires holding companies to maintain a minimum “leverage ratio,” i.e., Tier 1 capital to average total consolidated assets, of at least 3% if the holding company has the highest regulatory rating and meets other requirements, or of at least 4% if the holding company does not meet these requirements. At December 31, 2005, Harbor’s leverage ratio was 9.96%, and National City’s ratio was [6.83%].
          The Federal Reserve Board may set capital requirements higher than the minimums described above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board has also indicated that it will consider a “tangible Tier 1 capital leverage ratio,” deducting all intangibles and other indications of capital strength in evaluating proposals for expansion or new activities.
          National City’s bank subsidiary and Harbor Federal are subject to similar risk-based and leverage capital requirements adopted by the Office of the Comptroller of the Currency. National City’s bank subsidiaries and Harbor Federal were in compliance with the applicable capital requirements as of June 30, 2006.
          Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to restrictions on its business, which are described below under “— Federal Deposit Insurance Corporation Improvement Act of 1991.”
          Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”). The FDICIA, among other things, identifies five capital categories for insured depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. It requires U.S. federal bank regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements based on these categories. The FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Unless a bank or thrift is well capitalized, it is subject to restrictions on its ability to offer brokered deposits and on other aspects of its operations. An undercapitalized bank or thrift must develop a capital restoration plan, and its parent holding company must guarantee the bank’s or thrift’s compliance with the plan up to the lesser of 5% of the bank’s or thrift’s assets at the time it became undercapitalized or the amount needed to comply with the plan.
          As of June 30, 2006, National City’s subsidiary banks and Harbor Federal were well capitalized, based on the guidelines described above. A bank’s capital category, however, is determined solely for the purpose of applying the FDIC’s prompt corrective action regulations and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.
DIVIDEND RESTRICTIONS
          Federal law limits the amount of dividends National City’s subsidiary bank can pay to National City without regulatory approval. At January 1, 2006, the subsidiary banks of National City could pay dividends of approximately $1 billion, plus an additional amount equal to their net profits for 2006, as defined by statute, up to the date of any such dividend declaration, without prior regulatory approval. Harbor, as a savings and loan holding company, is required under regulations of the OTS to provide prior notice of dividends intended to be paid by its subsidiary bank to Harbor.
          Under OTS rules such notice is provided if the dividends intended to be paid to Harbor by its subsidiary bank do not exceed net income for the year to date plus retained net income for the preceding two years.
          In addition, federal bank regulatory authorities have authority to prohibit National City from engaging in unsafe or unsound practices in conducting its business. The payment of dividends, depending upon the financial condition of National City, could be deemed an unsafe or unsound practice. The ability of the merged company to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines.

DEPOSIT INSURANCE ASSESSMENTS
          The deposits of National City’s subsidiary bank are insured up to regulatory limits by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on the bank’s capitalization and supervisory evaluations provided to the FDIC by the institution’s primary federal regulator. Each insured bank’s insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.
DEPOSITOR PREFERENCE STATUTE
          In the “liquidation or other resolution” of an insured depository institution by any receiver, federal legislation provides that deposits and certain claims for administrative expenses and employee compensation against the insured depository institution would be afforded a priority over, other general unsecured claims against that institution, including federal funds and letters of credit.
BROKERED DEPOSITS
          Under FDIC regulations, no FDIC-insured depository institution can accept brokered deposits unless it is well capitalized, or is adequately capitalized and receives a waiver from the FDIC. In addition, these regulations prohibit any depository institution that is not well capitalized from paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or, unless it provides certain notice to affected depositors, offering “pass through” deposit insurance on certain employee benefit plan accounts.
INTERSTATE BANKING AND BRANCHING
          Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, subject to certain concentration limits and other requirements:

–	holding companies, such as Harbor and National City, can acquire banks and holding companies located in any state, subject to certain permitted state restrictions for age and deposit concentrations;

–	any subsidiary bank of a holding company can receive deposits, renew time deposits, close loans, service loans and receive loan payments on existing accounts as an agent for any other bank subsidiary of that holding company; and

–	banks can acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states and establishing de novo branch offices in other states. The ability of banks to acquire branch offices through purchase or opening of other branches is contingent, however, on the host state having adopted legislation “opting in” to those provisions of Riegle-Neal. In addition, the ability of a bank to merge with a bank located in another state is contingent on the host state not having adopted legislation “opting out” of that provision of Riegle-Neal.
          Under the Home Owners Loan Act of 1933, Harbor Federal is able to branch in any state of the United States without restriction subject to the approval of the OTS.
CONTROL ACQUISITIONS
          The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as Harbor or National City, would, under the circumstances set forth in the presumption, constitute acquisition of control of the holding company.

GRAMM-LEACH-BLILEY
          Enacted in 1999, the Gramm-Leach-Bliley Financial Services Modernization Act authorizes affiliations between banking, securities and insurance firms and authorizes financial holding companies and national banks to engage in a variety of new financial activities. National City is a financial holding company and Harbor is a savings and loan holding company. Among the new activities that are permitted to financial holding companies are expanded securities and insurance brokerage, a full range of securities underwriting, insurance underwriting and merchant banking. The Federal Reserve Board, in consultation with the Department of Treasury, may approve additional financial activities. National bank subsidiaries are permitted to engage in similar financial activities but only on an agency basis unless they are one of the 50 largest banks in the United States. National bank subsidiaries at this time are prohibited from insurance underwriting, real estate development and merchant banking. Although the Gramm-Leach-Bliley Act limits the range of companies with which a financial holding company may affiliate, it does permit affiliations with companies in the financial services industry.
FUTURE LEGISLATION
          Various legislation is from time to time introduced in the U.S. Congress and state legislatures that may change banking statutes and the operating environment of Harbor, National City and their subsidiaries in substantial and unpredictable ways. We cannot predict whether potential legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon the financial condition or results of operations of Harbor, National City or any of their subsidiaries.

APPROVAL OF AMENDMENT TO HARBOR’S CERTIFICATE OF INCORPORATION TO ELIMINATE STOCK OWNERSHIP RESTRICTIONS
          One of the items on the agenda for this special meeting of shareholders is a proposal to amend our Certificate of Incorporation in the manner described below. Under the terms of the merger agreement, obtaining shareholder approval of this proposed amendment is a condition to National City’s obligation to consummate the merger.
          Article X of our Certificate of Incorporation currently in effect contains certain ownership limitations that restrict any person from acquiring or offering to acquire beneficial ownership of more than 10% of any class of our common stock. In the event that such an acquisition is made, our Certificate of Incorporation states that such shares shall be considered “excess shares” and shall not be voted by any person in connection with any matters submitted to shareholders for a vote.
          Because we have entered into this merger agreement through unanimous approval by our Board of Directors, the limitation relating to the excess shares provision now contained in our Certificate of Incorporation is no longer needed and could prohibit consummation of this transaction unless amended. Consequently, our Board of Directors has approved, subject to shareholder approval, an amendment to Article X of our Certificate of Incorporation. The proposed amendment will permit offers and acquisitions of beneficial ownership of more than 10% of any class of our common stock, in transactions that have been previously approved by our Board of Directors. The amendment would become effective prior to the effective date of the Merger. The form of amendment to Article X of our Certificate of Incorporation is attached as Annex C.
VOTE REQUIRED AND BOARD OF DIRECTORS’ RECOMMENDATION
          The affirmative vote of a majority of the shares of outstanding common stock is required for approval of this proposal. Abstentions and broker non-votes will be counted as present for purposes of determining if a quorum is present. Since an affirmative vote of a majority of all shares of common stock outstanding is required for approval, abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.
          The Board of Directors unanimously recommends a vote “FOR” approval of this proposed amendment to our Certificate of Incorporation. If approved by the shareholders, the proposed amendment will become effective upon the filing of Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, which will occur as soon as reasonably practicable, and prior to the consummation of the merger. At any time before the effective date of the amendment, even after approval of the amendment by shareholders, the Board of Directors may abandon the proposed amendment without further action by the shareholders.
          Obtaining approvals for each proposal on the agenda is a condition to the completion of the merger. The merger cannot be completed if the approval of the merger agreement is not obtained. In addition, the merger will not be completed if the approval of the amendment to our Certificate of Incorporation is not obtained and we and National City do not waive this condition. Therefore, if you wish to approve the merger, you should approve the amendment to our Certificate of Incorporation.

BENEFICIAL OWNERSHIP OF COMMON STOCK
          The following table sets forth information as of [                    ], 2006, except as specifically noted, with respect to ownership of the Harbor’s common stock by: (i) the Harbor Federal Savings Bank Employee Stock Ownership Plan (the “ESOP”); (ii) Private Capital Management and T. Rowe Price Associates, Inc.; (iii) the executive officers and directors of Harbor; and (iv) all the directors, the chief executive officer and the five other executive officers (the “Executive Officers”) of Harbor as a group. Except for those listed below, Harbor has no knowledge of any other person (including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who owns beneficially more than 5% of the common stock.

		Common Stock
		Beneficially Owned(1)

Name	Title or Address	Number(2)		Percent

Harbor Federal Savings Bank Employee Stock Ownership Plan	100 S. Second Street	1,731,112		7.19%
	Fort Pierce, FL 34950

Private Capital Management	8889 Pelican Bay Blvd.	2,325,356		9.66%
	Suite 500
	Naples, FL 34108

T. Rowe Price Assoc., Inc.	100 East Pratt Street	2,179,700		9.05%
	Baltimore, MD 21202

Bruce R. Abernethy, Sr.	Director	377,919	(3)(11)	1.57%

Richard N. Bird	Director	210,015	(7)	*

Michael J. Brown, Sr.	Chairman of the Board and Chief Executive Officer	937,995	(4)(14)	3.90%

Standish C. Crippen	Director	18,065	(3)(17)	*

Frank H. Fee, III	Vice Chairman of the Board	399,154	(3)(12)	1.66%

Richard B. Hellstrom	Director	205,509	(6)	*

Larry Lee, Jr.	Director	13,000	(3)(16)	*

Richard L. Lynch	Director	14,800	(3)(10)	*

Edwin R. Massey	Director	13,372	(3)(10)	*

P. Allen Osteen	Director	2,170	(3)	*

Michael J. Brown, Jr.	Executive Vice President	172,042	(14)(15)	*

H. Michael Callahan	Senior Vice President Chief Financial Officer	58,553	(8)(13)	*

Randall A. Ezell	Senior Vice President	7,720	(5)	*

Albert L. Fort	Senior Vice President	133,456	(9)(14)	*

J. Hal Roberts	President and Chief Operating Officer	105,415	(14)	*

Directors and Executive Officers as a group (15 persons)	N/A	2,669,185		11.09%

*	Represents less than 1% of outstanding shares.

(1)	Except as otherwise noted, all beneficial ownership by directors and executive officers is direct and each director or executive officer exercises sole voting and investment power over the shares.

(2)	Reflects information provided by these persons, filings made by these persons with the Securities and Exchange Commission, and other information known to Harbor.

(3)	Includes 171,504, 132,455, 950, 3,800, 3,800, 3,800 and 170 shares, respectively, held by the Directors’ Deferred Compensation Plan for the benefit of Messrs. Abernethy, Fee, Crippen, Lee, Lynch, Massey and Osteen.

(4)	Includes currently exercisable options to purchase 163,398 shares. Does not include 34,355 shares held by Mr. Brown’s spouse or 1,201 shares held in trust for the benefit of grandchildren. Mr. Brown disclaims beneficial ownership of these shares.

(5)	Includes 105 shares held by Mr. Ezell’s spouse and 4,000 of unvested shares of RRP stock awarded. The RRP shares will vest immediately upon consummation of the merger.

(6)	Includes currently exercisable options to purchase 41,285 shares and 12,018 shares held by Mr. Hellstrom’s spouse.

(7)	Includes 53,374 shares held by Mr. Bird’s spouse.

(8)	Includes currently exercisable options to purchase 21,862 shares.

(9)	Does not include 22,574 shares held by Mr. Fort’s spouse. Mr. Fort disclaims beneficial ownership of the shares held by his spouse.

(10)	Includes currently exercisable options to purchase 8,000 shares.

(11)	Does not include 14,661 shares held by Mr. Abernethy’s spouse. Mr. Abernethy disclaims beneficial ownership of the shares held by his spouse.

(12)	Does not include 26,587 shares held by Mr. Fee’s spouse. Mr. Fee disclaims beneficial ownership of the shares held by his spouse.

(13)	Includes 7,000 of unvested shares of RRP stock awarded. These shares will vest immediately upon consummation of the merger.

(14)	Includes 47,274, 11,820, 11,937 and 10,965 of unvested shares of RRP Stock awarded, respectively, to Messrs. Brown, Sr., Fort, Roberts and Brown, Jr. These shares will vest immediately upon consummation of the merger.

(15)	Includes currently exercisable options to purchase 47,380 shares and 30,050 shares held by Mr. Brown, Jr.’s spouse and 2,042 shares held in trust for minor children.

(16)	Includes currently exercisable options to purchase 7,500 shares.

(17)	Includes 2,065 shares held by a partnership controlled by Mr. Crippen.
INFORMATION ABOUT NATIONAL CITY
          National City is a Financial Holding Company headquartered in Cleveland, Ohio. National City operates through an extensive network in Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania and also conducts selected consumer lending businesses and other financial services on a nationwide basis. National City’s primary businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. Operations are primarily conducted through more than 1,200 branch banking offices located within a seven-state footprint and over 500 wholesale and retail mortgage offices located throughout the United States. Including its subsidiaries, National City had 33,951 full-time-equivalent employees at June 30, 2006. As of June 30, 2006, National City’s consolidated total assets were $141.5 billion and its total stockholders’ equity was $12.6 billion. Based on asset size, National City is one of the largest commercial banking organizations in the United States.
          National City’s banking subsidiary is National City Bank. National City Corporation is a legal entity separate and distinct from National City Bank and National City’s other subsidiaries. A substantial portion of National City’s cash revenue is received from National City Bank in the form of cash dividends. Federal law limits the manner and amount of funding that National City Bank may provide to National City. Bank subsidiaries are limited as to the dividends they are allowed to pay. The type and amount of any security required to be pledged for any loans from National City Bank to National City is dictated by Section 23A of the Federal Reserve Act and Federal Reserve Board Regulation W. The Office of the Comptroller of the Currency is the primary federal regulator for National City Bank.
          National City and National City Bank are required to meet various capital requirements. Failure to meet the minimum capital requirements can result in National City being denied the right to acquire existing companies or establish new companies, National City Bank being limited in its ability to pay dividends, National City Bank being required to raise additional capital, an increase in the deposit insurance premiums payable to the FDIC and the potential loss of deposit insurance. National City and National City Bank have consistently maintained “well-capitalized” financial levels. The “well-capitalized” standard is the highest regulatory standard.
          For National City to maintain its financial holding company status, National City Bank must be “well-capitalized” and “well-managed” and have a Community Reinvestment Act rating of “satisfactory or above” as determined by National City Bank’s federal regulator, which is the Office of the Comptroller of the Currency. As of this time, these requirements have been met by National City Bank.
DESCRIPTION OF NATIONAL CITY CAPITAL STOCK
          National City is authorized to issue a total of 1,405,000,000 shares of all classes of stock. Of the total number of authorized shares of stock, 1,400,000,000 shares are common stock, par value $4.00 per share, and 5,000,000 shares are preferred stock without par value. A statement of the designations of the authorized classes of stock or of any series thereof, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of that stock, or of the authority of National City’s Board of Directors to fix by resolution those designations and other terms, is as follows.
PREFERRED STOCK
          Shares of preferred stock may be issued from time to time in one or more series. National City’s Board of Directors is authorized, within the limitations and restrictions stated in the fourth article of National City’s Certificate of Incorporation, to fix by resolution the designation of each series of preferred stock and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, such provisions as may be desired concerning voting; provided, however, that in no event shall any holder of any series of preferred stock be entitled to more than one vote for each share of such preferred stock held by such person, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution or exchange, and such other subjects or matters as may be fixed by resolution of National City’s Board of Directors under the General Corporation Law of the State of Delaware.
          National City has issued 70,272 shares of Series D non-voting convertible preferred stock. Each share of Series D preferred stock is convertible at any time by the holder into 15.96 shares of National City common stock. The conversion rate is subject to adjustment in the event the corporation takes certain actions such as paying a dividend in stock, or splitting its common stock into a smaller number of shares. Dividends are paid on the Series D preferred stock when declared by the Board of Directors, out of any funds of National City legally available for the payment of such dividends. The Series D preferred stock shall be preferred over the Corporation’s common stock in the event of liquidation or dissolution of the Corporation. In such event, the Series D holders will be entitled to receive the liquidation value of their stock which is $100 per share.

COMMON STOCK
          Subject to all of the preferences and rights of the preferred stock or a series thereof that National City’s Board of Directors may fixed by resolution, (1) dividends may be paid on the common stock as and when declared by the Board of Directors, out of any funds of National City legally available for the payment of such dividends, and (2) each share of common stock will be entitled to one vote on all matters.
LEGAL MATTERS
          Nixon Peabody LLP will opine as to certain legal matters, including the qualification of the merger as a reorganization and the tax treatment of the National City stock received in connection with the merger under the Internal Revenue Code. National City’s Law Department will opine as to certain legal matters with respect to the validity of the National City common stock to be issued in the merger. Members of National City’s Law Department beneficially own shares of National City common stock.
EXPERTS
          The consolidated financial statements of Harbor as of September 30, 2005 and 2004, and for each of the years in the three-year period ended September 30, 2005, and Harbor’s management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2005 have been incorporated by reference herein in this proxy statement-prospectus from Harbor’s Annual Report on Form 10-K for the year ended September 30, 2005, and in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
          The consolidated financial statements of National City appearing in National City’s Annual Report (Form 10-K) for the year ended December 31, 2005, and National City management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS AND 2007 ANNUAL MEETING
          If the merger is completed as expected during the fourth quarter of 2006, Harbor will no longer exist, and therefore there will not be 2007 annual meeting of shareholders.
          If the merger is not completed, there will be a 2007 annual meeting of shareholders although at a later date than the date such meetings are traditionally held. As discussed in the proxy materials for Harbor’s shareholders, any shareholder that wishes to have a proposal included in Harbor’s notice of shareholders meeting, proxy statement and proxy card for its 2007 annual meeting must submit the proposal to Harbor by the applicable deadline. The deadline contained in the proxy materials was August 17, 2006, however, if Harbor changes its 2007 annual meeting date to a date more than 30 days from the corresponding date of its 2006 annual meeting, then the deadline will be changed to a reasonable time before Harbor begins to mail its proxy materials to shareholders.
          Under Harbor’s Certificate of Incorporation, certain procedures are provided which a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of shareholders. These procedures provide, generally, that shareholders desiring to make nominations for directors, or to bring a proper subject of business before the meeting, must do so by a written notice timely received at Harbor’s principal executive offices at 100 S. Second Street, Fort Pierce, Florida 34950 not less than 120 days in the case of business and 90 days in the case of a director nomination before the date fixed for such meeting. The notice must include the shareholder’s name, record address, and number of shares beneficially owned by the shareholder, describe briefly the proposed business, and any material interest of the shareholder in the proposed business. In the case of nominations to the Board of Directors, certain information regarding the nominee must be provided. Nothing in the paragraph shall be deemed to require Harbor to include in its proxy statement and proxy relating to an annual meeting any shareholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.
          If closing does not occur in the fourth quarter or early in the first quarter of 2007, the date on which the Annual Meeting of Shareholders would be held is expected to be [April 23, 2007]. Accordingly, advance written notice of business or nominations to the Board of Directors to be brought before the 2007 Annual Meeting of Shareholders must be given to Harbor no later than January 23, 2007.
OTHER MATTERS
          Harbor’s Board of Directors is not aware of any business to come before the special shareholders meeting, other than those matters described in this proxy statement-prospectus. If any other matters should properly come before the meeting, the proxy holders intend to vote on those matters with their reasonable business judgment.
WHERE YOU CAN FIND MORE INFORMATION
          National City and Harbor are subject to the information reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. National City’s and Harbor’s public filings are also available to the public from commercial document retrieval services and on the internet site maintained by the SEC at “http://www.sec.gov.”
          National City’s common stock is listed on The New York Stock Exchange under the symbol “NCC.” You can also read and copy any reports, proxy statements and other information that National City files with the SEC at the offices of The New York Stock Exchange located at 20 Broad Street, New York, NY 10005. National City also includes its SEC filings on its corporate web site at www.NationalCity.com. Harbor’s common stock is traded on the Nasdaq Global Select Market under the symbol “HARB.” You can find additional information about Harbor at its website, www.harborfederal.com.
          The information on National City’s and Harbor’s web sites do not constitute part of this proxy statement-prospectus. National City has filed a registration statement on Form S-4 to register with the SEC the shares of National City common stock to be issued to Harbor shareholders in the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of National City and a proxy statement of Harbor for the Harbor special meeting.
INCORPORATION BY REFERENCE
          The SEC allows National City and Harbor to “incorporate by reference” information into this proxy statement-prospectus, which means that the companies can disclose important information about National City and Harbor to you by referring you to another document filed separately with the SEC rather than providing the information in this proxy statement-prospectus. The information incorporated by reference is deemed to be part of this proxy statement-prospectus, except for any information superseded by information contained directly in the proxy statement-prospectus. This proxy statement-prospectus incorporates by reference the documents set forth below that National City, and Harbor have previously filed with the SEC. These documents contain important information about the companies.

HARBOR SEC FILINGS (FILE NO. 000-22817)	PERIOD OR DATE FILED

Annual Report on Form 10-K	For the year ended September 30, 2005
Quarterly Reports on Form 10-Q	For the quarterly periods ended December 31, 2005, March 31, 2006 and June 30, 2006
Current Reports on Form 8-K	Filed on October 14, 2005, October 26, 2005, November 16, 2005, November 29, 2005, January 9, 2006, January 20, 2006, February 1, 2006, March 15, 2006, March 30, 2006, April 20, 2006, April 24, 2006, June 30, 2006, July 11, 2006 and July 20, 2006
Harbor’s 2006 Proxy Statement dated December 16, 2005	Filed on December 16, 2005

NATIONAL CITY SEC FILINGS (FILE NO. 1-10074)	PERIOD OR DATE FILED

Annual Report on Form 10-K	For the year ended December 31, 2005
Quarterly Reports on Form 10-Q	For the quarterly periods ended March 31, 2006 and June 30, 2006
Current Reports on Form 8-K	Filed or furnished on January 17, March 14, March 17, April 18, May 1, June 14, July 10, July 11, July 18, July 27, September 5 and September 6 of 2006
National City’s 2006 Proxy Statement dated March 8, 2006	Filed on March 8, 2006
          National City and Harbor incorporate by reference additional documents that either company may file with the SEC between the date of this proxy statement-prospectus and the date of the special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Each document or report that National City or Harbor files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement-prospectus and until the offering of the securities terminates will be incorporated by reference into this proxy statement-prospectus and will be a part of this proxy statement-prospectus from the date of filing of that document.
          You may obtain any of the documents incorporated by reference through Harbor, National City or the SEC or the SEC’s web site, as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this proxy statement-prospectus. Shareholders of Harbor or National City may obtain documents incorporated by reference in this proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Harbor Florida Bancshares, Inc.	National City Corporation
100 S. Second Street	1900 East Ninth Street, locator 01-2229
Fort Pierce, Florida 34950	Cleveland, Ohio 44114
Attention: Investor Relations	Attention: Investor Relations
Telephone: 1-(800) 226-4375	Telephone: 1-(800) 622-4204
          IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY [                    ], 2006 IN ORDER TO RECEIVE THEM BEFORE THE HARBOR SPECIAL SHAREHOLDER MEETING. IF YOU REQUEST ANY DOCUMENTS INCORPORATED BY REFERENCE FROM US, WE WILL MAIL THEM TO YOU PROMPTLY BY FIRST-CLASS MAIL, OR SIMILAR MEANS.

          Neither Harbor nor National City has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement-prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. Information in this proxy statement-prospectus about Harbor has been supplied by Harbor and information about National City has been supplied by National City with the exception of information about Harbor and National City under the heading “OPINION OF FINANCIAL ADVISOR” in this proxy statement-prospectus. Such information was derived by Sandler O’Neill based on discussions with National City and/or Harbor or obtained independently by Sandler O’Neill. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A
AGREEMENT AND PLAN OF MERGER
by and between
NATIONAL CITY CORPORATION,
and
HARBOR FLORIDA BANCSHARES, INC.
dated as of July 10, 2006

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER, dated as of July 10, 2006 (this “Agreement”), is made by and between National City Corporation, a Delaware corporation (“National City”), and Harbor Florida Bancshares, Inc., a Delaware corporation (“Harbor”). National City and Harbor are sometimes referred to herein collectively, as “Parties”, and each, as a “Party”.
RECITALS
          A. Upon the terms and subject to the conditions set forth in this Agreement, the Parties intend to effect a merger of Harbor with and into National City (the “Merger”), with National City the surviving corporation (the “Surviving Corporation”).
          B. The respective boards of directors of National City and Harbor have each determined that the Merger and the other transactions contemplated hereby are in the best interest of their respective stockholders, and therefore, have approved the Merger, this Agreement, the plan of merger in this Agreement and the consummation of the transactions contemplated hereby.
          NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, the Parties hereby agree as follows:
          I. DEFINITIONS; INTERPRETATION
          1.1     Certain Defined Terms. As used in this Agreement, in addition to the terms defined elsewhere herein, the following terms shall have the following meanings ascribed to them in this Section 1.1:

“Action” means any claim, action, suit, arbitration, inquiry, hearing, investigation or proceeding by or before any Governmental Authority.

“Affiliate” means, when used with reference to a specified Person, another Person that, either directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, the Person specified.

“Average National City Stock Price” shall mean the average of the per share closing sale prices of the National City Common Stock on the New York Stock Exchange (as reported by The Wall Street Journal (Mid-West Edition)) for the ten trading-day period ending on the trading day immediately preceding the Federal Approval Date (for the sake of clarity, such tenth (10th) Business Day shall be considered the last full trading day included within the valuation period). The Average National City Stock Price shall be calculated to the nearest one-hundredth of one cent.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which The Federal Reserve Bank of Cleveland is closed.

“Claim” shall mean a claim, demand, assessment, Governmental Order, Action or settlement involving an Indemnifiable Loss.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Confidentiality Agreement” means the letter agreement dated June 22, 2006 between National City and Harbor.

“Control” (including the term “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letters” means the Harbor Disclosure Letter and the National City Disclosure Letter, collectively.

“Dissenting Shares” means shares of Harbor Common Stock the holders of which have perfected and not withdrawn or lost their right to dissent with respect to the shares pursuant to Section 262 of the DGCL.

“Environmental Law” means any Law relating to (i) the health, protection, preservation, containment or restoration of the environment including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, wetlands, plant and animal life or any other natural resource, conservation, and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes, without limitation, (x) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq.; the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. 9601(2)(D); the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq.; the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. Section 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; and all comparable state and local Laws respecting the interpretation or enforcement of same and (y) any common law (including without limitation common law that may impose strict liability) that may impose liability for injuries or damages due to the release of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended through the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended through the date hereof and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient of (i) $45.00 divided by (ii) the Average National City Stock Price. The Exchange Ratio shall be calculated to the nearest ten thousandth.

“Federal Approval Date” means the day the FRB issues an order approving consummation of the Merger.

“FRB” means the Federal Reserve Board.

“Governmental Authority” means (i) any United States federal, state or local government, governmental, regulatory or administrative authority, agency, panel instrumentality, political subdivision, branch, department, official, entity or commission, (ii) any court, tribunal, or judicial or arbitral body or (iii) governmental or quasi-governmental body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature pertaining to government.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Harbor Common Stock” means the common stock, par value $.001 per share, of Harbor.

“Harbor Disclosure Letter” means a letter delivered by Harbor to National City on or before the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties or covenants of Harbor contained in this Agreement. The Harbor

Disclosure Letter is arranged in a format in which the disclosures made therein are arranged in paragraphs or sections corresponding to the numbered and lettered sections and subsections of this Agreement and the matters expressly disclosed in the Harbor Disclosure Letter shall be specifically limited to the corresponding representation, warranty or covenant to which such disclosure paragraph or section relates and no implication or inference shall be made in any other representation, warranty or covenant. The inclusion of any matter in the Harbor Disclosure Letter shall not be deemed an admission or otherwise to imply that any such matter is material for purposes of this Agreement.

“Harbor Federal Savings Bank” means Harbor Federal Savings Bank, a federally chartered savings bank and a wholly-owned Subsidiary of Harbor.

“Hazardous Substance” means (i) any hazardous wastes, toxic chemicals, materials, substances or wastes as defined by or for the purposes of any Environmental Law; (ii) any “oil,” as defined by the Clean Water Act, as amended from time to time, and regulations promulgated thereunder (including crude oil or any fraction thereof and any petroleum products or derivatives thereof); (iii) any substance, the presence of which is prohibited, regulated or controlled by any applicable federal, state or local laws, regulations, statutes or ordinances now in force or hereafter enacted relating to waste disposal or environmental protection with respect to the exposure to, or manufacture, possession, presence, use, generation, storage, transportation, treatment, release, emission, discharge, disposal, abatement, cleanup, removal, remediation or handling of any such substance; (iv) any asbestos or asbestos-containing materials, polychlorinated biphenyls (PCBs) in the form of electrical equipment, fluorescent light fixtures with ballasts, cooling oils or any other form, urea formaldehyde, atmospheric radon; (v) any solid, liquid, gaseous or thermal irritant or contaminant, such as smoke, vapor, soot, fumes, alkalis, acids, chemicals, pesticides, herbicides, sewage, industrial sludge or other similar wastes; (vi) industrial, nuclear or medical by-products; (vi) any lead based paint or coating and (viii) any underground storage tank(s).

“HOLA” means Home Owners’ Loan Act of 1933.

“Indemnifiable Loss” means any and all costs, damages, disbursements, obligations, penalties, liabilities, losses, expenses, assessments, judgments, settlements or deficiencies (including any interest, penalties, investigation, legal, accounting and other costs and expenses reasonably incurred in the investigation, collection, prosecution and defense of any action and amounts paid in settlement), actually paid or incurred by a D&O Indemnitee, as applicable; provided, however, Indemnifiable Loss shall not include special or consequential damages and exemplary or punitive damages.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Harbor” means the actual knowledge, after reasonable due inquiry, of the Persons identified in Section 1.1 of the Harbor Disclosure Letter.

“Knowledge of National City” means the actual knowledge, after reasonable due inquiry, of the Persons identified in Section 1.1 of the National City Disclosure Letter.

“Law” means any United States federal, state, local statute, law, ordinance, regulation, rule, code, Governmental Order, license, permit, authorization, approval, consent, agreement, or requirement enacted, adopted, issued or promulgated by any Governmental Authority.

“Loan Portfolio Properties, Trust Properties and Other Properties” means any real property, interest in real property, improvements, appurtenances, rights and personal property attendant thereto, which is owned, leased as a landlord or a tenant, licensed as a licensor or licensee, managed or operated or upon which is held a mortgage, deed of trust, deed to secure debt or other security interest by Harbor or any Harbor Subsidiary whether directly, as an agent, as trustee or other fiduciary or otherwise.

“Material Adverse Effect” means, with respect to a Party, any event, occurrence or effect that (i) has a material negative impact on the financial condition, business or results of operations of the Party and its Subsidiaries, taken as a whole, or (ii) would materially impair the ability of the Party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded (with respect to each of clause (A), (B), (C) or (D), to the extent that the effect of a change on it is not materially different than on comparable U.S. banking or financial services organizations) any effect to the extent attributable to or resulting from (A) any changes in Laws or interpretations of Laws generally affecting U.S. banking or financial services organizations, (B) any change in generally accepted accounting principles or regulatory accounting requirements, generally affecting U.S. banking or financial services organizations, but not uniquely relating to the Party, (C) events, conditions or trends in economic, business or financial conditions generally or affecting U.S. banking or financial services organizations specifically (including changes in interest rates and changes in the markets for securities), (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, and (E) actions or omissions of the Party taken with the prior written consent of the other Party in contemplation of the transactions contemplated hereby; and provided further, the effect of any action taken by Harbor solely pursuant to Section 6.2(f) below shall not be taken into consideration in determining whether any Material Adverse Effect has occurred.

“National City Common Stock” means the common stock, par value $4.00 per share, of National City.

“National City Disclosure Letter” means a letter delivered by National City to Harbor on or before the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties or covenants of National City contained in this Agreement. The National City Disclosure Letter is arranged in a format in which the disclosures made therein are arranged in paragraphs or sections corresponding to the numbered and lettered sections and subsections of this Agreement and the matters expressly disclosed in the National City Disclosure Letter shall be specifically limited to the corresponding representation, warranty or covenant to which such disclosure paragraph or section relates and no implication or inference shall be made in any other representation, warranty or covenant. The inclusion of any matter in the National City Disclosure Letter shall not be deemed an admission or otherwise to imply that any such matter is material for purposes of this Agreement.

“OTS” means the Office of Thrift Supervision.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Real Property Encumbrances” means taxes and assessments, both general and special, which are a lien but not yet due and payable, zoning and land use restrictions arising under applicable Law, easements and other matters of record that do not adversely affect the current use or value of the Owned Real Property.

“Person” is to be interpreted broadly to include any Governmental Authority, bank, savings association, joint-stock company, individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“SBIA” means the Small Business Investment Act of 1958, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State of Delaware” means the Secretary of State for the State of Delaware.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Tax” or “Taxes” means any and all federal, state, local, or foreign income, payroll, gross receipts, license, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), capital stock, franchise, profits, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes (including, without limitation, returns for estimated and withholding Taxes), including any schedule or attachment thereto, and including any amendment thereof.

“U.S. GAAP” means United States generally accepted accounting principles and practices as in effect at the date of the financial statement to which it refers, and applied consistently by a Person in the preparation of such financial statements throughout the periods involved if and to the extent such principles and practices are within United States generally accepted accounting principles in effect on the date of the relevant financial statement.
          1.2     Other Terms. The following terms shall have the meanings defined in the Preamble, Recital or Section indicated.

Acquisition Transactions	6.1
Agreement	Preamble
Benefit Agreements	4.10
Branch Lease	5.10
BSA	4.13
Closing Date	7.1
Closing	7.1
Consents	8.1
Continuing Employee	6.5
Converted Option	3.2
Covered Parties	6.9
CRA	4.13
D&O Indemnitees	6.9
Delaware Certificate of Merger	2.1
Dissenting Stockholder	3.1
DPC Shares	3.1
Effective Time	2.1
Eligible Plan	6.5
ERISA	4.9
ESOP Loan	5.9
ESOP	5.9

Exchange Agent	3.3
Exchange Fund	3.3
FDIA	4.14
Harbor Contracts	5.10
Harbor Employee Plans	5.7
Harbor Insiders	6.18
Harbor Meeting	6.14
Harbor Option Plans	3.2
Harbor Option	3.2
Harbor Preferred Stock	5.3
Harbor Reports	5.7
Harbor Subsidiary	5.4
Harbor Unaudited Interim Financial Information	5.7
Harbor	Preamble
Insurance Expense Cap	6.9
Insurance Policies	6.9
Landlord Consent	5.10
Letter of Transmittal	3.3
Merger Consideration	3.1
Merger	Recitals
Monthly Financial Information	6.2
National City Contracts	4.10
National City Employee Plans	4.9
National City Out-of-Pocket Expenses	9.2
National City Reports	4.7
National City Unaudited Interim Financial Information	4.7
National City Termination Fee	9.2
National City	Preamble
New Certificate	3.3
Old Certificates	3.3
Optionee	5.3
Owned Real Property	5.24
Parties	Preamble
Party	Preamble
PBGC	4.9
Proxy Statement	4.5
Real Estate	5.24
Registration Statement	4.5
Restricted Stock Unit	5.3
Restricted Stock Unit Holder	5.3
Sandler	5.15
State Entities	4.6
Surviving Corporation	Recitals
Trust Account Shares	3.1

          1.3     Interpretation and Rules of Construction. In this Agreement, except to the extent that the context otherwise requires, (i) when a reference is made in this Agreement to the Preamble, a Recital, Article, Section, Exhibit or Schedule, such reference is to the Preamble, Recital, Article or Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated, (ii) the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”, (iv) the words “hereof,” “herein,” “below,” “above” or “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein, (vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms, (vii) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, (viii) references to a Person are also to its permitted successors and assigns, (ix) the use of “or” means “either or both” unless expressly indicated otherwise, (x) unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, (xi) references to “the date of this Agreement” or “the date hereof” are to July 10, 2006, (xii) references to any Governmental Authority include any successor to that Governmental Authority and (xiii) references to the “transactions contemplated hereby” includes the transactions provided in this Agreement and the Exhibits or Schedules to it. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Agreement (including all Schedules and Exhibits and Disclosure Letters) or any amendments, supplements or modifications hereto. No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Law (including statutory and common law).
II. THE MERGER
          2.1     Merger.
          (a) Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Harbor will be merged with and into National City and the separate corporate existence of Harbor will thereupon terminate. National City may at any time prior to the Effective Time change the method of effecting the combination of National City and Harbor (including, without limitation, the provisions of this Section 2.1), if and to the extent it deems such change to be desirable, including, without limitation, a merger of either Party with a wholly-owned Subsidiary of the other Party; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be paid to holders of shares of Harbor Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of the transaction for holders of shares of Harbor Common Stock or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed and delivered by the Parties.
          (b) Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, provided this Agreement has not been terminated pursuant to Section 9.1 below, the Parties shall cause a certificate of merger complying with the requirements of Section 252 of the DGCL (the “Delaware Certificate of Merger”) to be filed with the Secretary of State of Delaware. The Parties will make all other filings or recordings required under the DGCL, and the Merger will become effective at the time of the later of the following events to occur: (i) the filing of the Delaware Certificate of Merger; or (ii) such later time as shall be specified in the Delaware Certificate of Merger (the “Effective Time”).
          (c) Effect of the Merger. The Merger will have the effects specified in the DGCL and other applicable Law. Without limiting the generality of the foregoing, National City will be the Surviving Corporation, and will continue its corporate existence in accordance with the DGCL, and the separate corporate existence of National City and all of its rights, privileges, powers and franchises, public as well as private, and all its debts, liabilities and duties as a corporation organized under the DGCL, will continue unaffected by the Merger.
          (d) Certificate of Incorporation and By-Laws. The certificate of incorporation and by-laws of National City in effect immediately prior to the Effective Time, shall be the certificate of incorporation and by-laws of the Surviving Corporation as of the Effective Time.
          (e) Board of Directors. The members of the board of directors of National City immediately prior to the Effective Time will be the members of the board of directors of the Surviving Corporation as of the Effective Time.
          (f) Additional Actions. If, at any time after the Effective Time, National City shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in National City its right, title or interest in, to or under any of the rights, properties or assets of National City or Harbor, or (ii) otherwise carry out the purposes of this Agreement, National City and Harbor and their respective officers and directors shall be deemed to have granted to National City an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (A) vest, perfect or confirm, of record or otherwise, in National City its right, title or interest in, to or under any of the rights, properties or assets of National City or Harbor or (B) otherwise carry out the purposes of this Agreement, and the officers and directors of National City are authorized in the name of National City or Harbor or otherwise to take any and all such action.
III. CONSIDERATION; CONVERSION OF SHARES; EXCHANGE PROCEDURES
          3.1     Consideration; Conversion of Shares.
          (a) Merger Consideration. Subject to Sections 3.1(b) and 3.1(g) below, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Harbor Common Stock, each share of Harbor Common Stock issued and outstanding immediately prior to the Effective Time, with respect to each holder of record of such shares, will be converted into the right to receive a number of fully paid and non-assessable shares of National City Common Stock equal to the product of (i) the Exchange Ratio, multiplied by (ii) the number of shares of Harbor Common Stock held by such holder of record (such product and the consideration provided in Section 3.1(g) below dealing with fractional shares, is referred to herein as, the “Merger Consideration”). Notwithstanding anything in this Section 3.1(a) to the contrary, at the Effective Time, by virtue of the Merger, each share of Harbor Common Stock (A) beneficially owned by National City or any direct or indirect Subsidiary of National City (except for any such shares held in trust accounts, managed accounts or in any similar manner as trustee or in a fiduciary capacity (“Trust Account Shares”) or acquired in satisfaction of debts previously contracted (“DPC Shares”)), and (B) shares of Harbor Common Stock held in the treasury of Harbor, will be cancelled and no shares of National City Common Stock or other consideration will be issued or paid in exchange therefor.
          (b) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, each Dissenting Share shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL. Harbor shall give National City prompt written notice of any demands received by Harbor for payment pursuant to Section 262 of the DGCL and withdrawals of such notice and any other instruments provided pursuant to applicable Law (any stockholder duly making such demand, a “Dissenting Stockholder”), and National City shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Harbor shall not, except with the prior written consent of National City, make any payment with respect to, or settle or offer to settle any such demands. From and after the Effective Time, National City shall have the right to direct all negotiations and proceedings with respect to such demands. If a Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to dissent under Section 262 of the DGCL at or prior to the Effective Time, such holder’s shares of

Harbor Common Stock shall be converted into a right to receive the Merger Consideration, without interest thereon, in accordance with the applicable provisions of this Agreement.
          (c) Cancellation of Shares. At the Effective Time, the shares of Harbor Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates that represented shares of Harbor Common Stock before the Effective Time will be deemed for all purposes to represent the number of National City Common Stock into which they were converted pursuant to Section 3.1(a) above.
          (d) Rights of Stockholders. At the Effective Time, holders of Harbor Common Stock will cease to be, and will have no rights as, stockholders of Harbor, other than rights to (i) receive any then declared and unpaid dividend or other distribution with respect to such Harbor Common Stock having a record date before the Effective Time and (ii) receive the Merger Consideration provided under this Article III. After the close of business on the Business Day immediately preceding the date of the Effective Time, there will be no transfers of shares of Harbor Common Stock on the stock transfer books of Harbor or National City, and shares of Harbor Common Stock presented to the Surviving Corporation for any reason will be canceled and exchanged in accordance with this Article III.
          (e) Anti-Dilution Adjustments. If National City changes (or the board of directors of National City sets a related record date that will occur before the Effective Time and after setting the Exchange Ratio for a change in) the number or kind of shares of National City Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Exchange Ratio will be adjusted proportionately to account for such change.
          (f) Effect on National City Common Stock. Each share of National City Common Stock outstanding immediately prior to the Effective Time will remain outstanding.
          (g) No Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, neither certificates nor scrip for fractional shares of National City Common Stock shall be issued in the Merger. Each holder of shares of Harbor Common Stock who otherwise would have been entitled to a fraction of a share of National City Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Harbor Common Stock owned by such holder at the Effective Time) by the Average National City Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights of a stockholder of National City in respect of any fractional share of National City Common Stock.
          3.2     Conversion of Stock Options. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding option to purchase shares of Harbor Common Stock granted by Harbor or its predecessors pursuant to Harbor’s existing stock option plans listed on Section 3.2(a) of the Harbor Disclosure Letter (the “Harbor Option Plans”), whether vested or unvested (each, a “Harbor Option”), each Harbor Option that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire shares of Harbor Common Stock and shall be converted automatically into the right to acquire shares of National City Common Stock (a “Converted Option”), on the same terms and conditions as were applicable under the terms of the Harbor Option Plan under which the Harbor Option was granted (after giving effect to the acceleration of the vesting of each such Harbor Option pursuant to such Harbor Option Plans) and the applicable award agreement thereunder, such number of shares of National City Common Stock and at such an exercise price per share determined as follows:

(i) The number of shares of National City Common Stock subject to a Converted Option shall be equal to the product of (A) the number of shares of Harbor Common Stock purchasable upon exercise of the Harbor Option and (B) the Exchange Ratio, the product being rounded down to the nearest whole share; and

(ii) The exercise price per share of National City Common Stock purchasable upon exercise of a Converted Option shall be equal to (A) the exercise price per share of Harbor Common Stock under the Harbor Stock Option divided by (B) the Exchange Ratio, the quotient being rounded up to the nearest cent.

          3.3     Exchange of Certificates.
          (a) Exchange Agent. Prior to the Effective Time, National City shall designate National City Bank, or a depository or trust institution of recognized standing selected by National City and reasonably satisfactory to Harbor, to act as exchange agent (the “Exchange Agent”) in connection with the Merger pursuant to an exchange agent agreement providing for, among other things, the matters set forth in this Section 3.3. Except as set forth herein, from and after the Effective Time each holder of a certificate evidencing share(s) of Harbor Common Stock (the “Old Certificates”) shall be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, the Merger Consideration for each share of Harbor Common Stock so represented by the Old Certificate surrendered by such holder thereof. The certificates representing shares of National City Common Stock that constitute the Merger Consideration shall be properly issued and countersigned and executed and authenticated, as appropriate.
          (b) Exchange Fund. As of the Effective Time, for the benefit of the holders of Old Certificates, National City shall make available to the Exchange Agent (i) the number of shares of National City Common Stock issuable to holders of Old Certificates pursuant to Section 3.1(a) above and (ii) the estimated cash payable pursuant to Section 3.1(g) above dealing with fractional shares (such cash and shares of National City Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest such deposited cash as directed by National City. Any net profit resulting from, or interest or income produced by, such investments will be payable to National City. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of National City Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.
          (c) Notice of Exchange. Promptly after the Effective Time, National City shall cause the Exchange Agent to mail and/or make available to each record holder of an Old Certificate that has not yet surrendered their shares of Harbor Common Stock a notice and letter of transmittal (the “Letter of Transmittal”) advising such holder of the effectiveness of the Merger and the procedures to be used in effecting the surrender of the Old Certificate for exchange therefor. Upon surrender to the Exchange Agent of an Old Certificate, together with a Letter of Transmittal duly executed and completed in accordance with the instructions thereon, and such other documents as may reasonably be requested, the Exchange Agent shall promptly deliver to the Person entitled thereto the appropriate Merger Consideration for each share of Harbor Common Stock, as applicable, so represented by the Old Certificate surrendered by such holder thereof, and such Old Certificate shall forthwith be canceled.
          (d) Transfer. If delivery of all or part of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Old Certificate is registered, it shall be a condition to such delivery or exchange that the Old Certificate surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such delivery or exchange shall have paid any transfer and other Taxes required by reason of such delivery or exchange in a name other than that of the registered holder of the Old Certificate surrendered or shall have established to the reasonable satisfaction of the Exchange Agent that such Tax either has been paid or is not payable.
          (e) Right to Merger Consideration. Until surrendered and exchanged in accordance with this Section 3.3, each Old Certificate shall, after the Effective Time, represent solely the right to receive in exchange therefor a certificate, or at National City’s option, evidence of shares in book entry form, representing the number of shares of National City Common Stock (a “New Certificate”) issuable to the holder of the Old Certificate under Article III above, together with any dividends or other distributions as provided in Sections 3.3(f) and 3.3(g) below, and shall have no other rights. From and after the Effective Time, National City and Surviving Corporation shall be entitled to treat such Old Certificates that have not yet been surrendered for exchange as evidencing the ownership of the Merger Consideration into which the shares of Harbor Common Stock represented by such Old Certificates may be converted, notwithstanding any failure to surrender such Old Certificates. One hundred eighty (180) days following the Effective Time, the Exchange Agent shall deliver to National City any shares of National City Common Stock and funds

(including any interest received with respect thereto) which National City has made available to the Exchange Agent and which have not been disbursed to holders of Old Certificates, and thereafter such holders shall be entitled to look to National City (subject to abandoned property, escheat or other similar Laws) with respect to the shares of National City Common Stock and cash in lieu of fractional shares deliverable or payable upon due surrender of their Old Certificates. Neither Exchange Agent nor any Party shall be liable to any holder of shares of Harbor Common Stock for any shares of National City Common Stock (or dividends, distributions or interest with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Distributions with Respect to Unexchanged Certificates. Whenever a dividend or other distribution is declared by National City on shares of National City Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, provided that no dividends or other distributions declared or made with respect to shares of National City Common Stock shall be paid to the holder of any unsurrendered Old Certificate with respect to the shares of National City Common Stock represented thereby until the holder of such Old Certificate shall surrender such Old Certificate in accordance with this Article III. National City shall pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Harbor on Harbor Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.
          (g) Lost or Destroyed Exchanged Certificates. In the event that any Old Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Old Certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to the Exchange Agent, the Merger Consideration, as may be required pursuant to this Agreement; provided, however, that the Exchange Agent may, in its sole discretion and as a condition precedent to the delivery of the Merger Consideration to which the holder of such Old Certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed Old Certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Harbor, National City or the Exchange Agent or any other party with respect to the Old Certificate alleged to have been lost, stolen or destroyed.
          (h) Rights With Respect to Unexchanged Certificates. After the Effective Time, holders of unsurrendered Old Certificates shall not have any rights as a shareholder of Harbor, National City or Surviving Corporation, including, without limitation, the right to vote at any meeting of any such entity’s stockholders.
          (i) Closing of Harbor’s Transfer Books. The stock transfer books of Harbor shall be closed at the close of business on the Business Day immediately preceding the date of the Effective Time. In the event of a transfer of ownership of shares of Harbor Common Stock that is not registered in the transfer records of Harbor, the Merger Consideration to be distributed pursuant to this Agreement may be delivered to a transferee, if an Old Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by payment of any applicable stock transfer taxes. National City and the Exchange Agent shall be entitled to rely upon the stock transfer books of Harbor to establish the identity of those Persons entitled to a notice and letter of transmittal pursuant to Section 3.3(c) above and receive the Merger Consideration specified in this Agreement for their shares of Harbor Common Stock, which books shall be conclusive with respect to the ownership of such shares. In the event of a dispute with respect to the ownership of any such shares, National City and the Exchange Agent shall be entitled to deposit any New Certificates not already delivered represented thereby in escrow and thereafter be relieved with respect to any claims to such Merger Consideration.
          3.4     Adjustments to Prevent Dilution. In the event that Harbor changes the number of shares of Harbor Common Stock, or securities convertible or exchangeable into or exercisable for shares of Harbor Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse stock split), stock dividend or distribution, recapitalization, subdivision, or similar transaction, the Merger Consideration shall be adjusted accordingly.

IV. REPRESENTATIONS AND WARRANTIES OF NATIONAL CITY
          Except as disclosed in the National City Disclosure Letter, National City hereby represents and warrants to Harbor that:
          4.1     Corporate Organization. National City is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect. National City is registered as a financial holding company under the BHC Act. National City has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. National City has heretofore delivered to Harbor true and complete copies of its certificate of incorporation and by-laws.
          4.2     Authority. National City has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly approved by the board of directors of National City and no other corporate proceedings on the part of National City is necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by, and (assuming the due authorization, execution and delivery of this Agreement by Harbor) constitutes valid and binding obligations of National City enforceable against National City, in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.
          4.3     Capitalization. As of the date hereof, the authorized capital stock of National City consists of 1,400,000,000 shares of National City Common Stock and 5,000,000 shares of National City preferred stock. As of the close of business on July 7, 2006 (i) 610,566,895 shares of National City Common Stock were validly issued and outstanding, fully paid and nonassessable and (ii) 70,272 shares of preferred stock were issued, outstanding, fully paid and nonassessable. As of the date hereof, except as set forth in this Section 4.3, pursuant to the exercise of employee stock options under National City’s various plans that authorize the issuance of stock options in effect, National City’s dividend reinvestment plan and stock grants made pursuant to National City’s various plans that authorize the issuance of stock, stock units or stock options, there are no other shares of capital stock of National City authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of National City obligating National City to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of National City or obligating National City to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment. As of the date hereof, except as provided in this Agreement, there are no voting trusts or other agreements or understandings to which National City or any National City Subsidiary is a party with respect to the voting of the capital stock of National City. All of the shares of National City Common Stock issuable in exchange for shares of Harbor Common Stock at the Effective Time in accordance with this Agreement and all of the shares of National City Common Stock issuable upon exercise of Converted Options will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and will not be subject to preemptive rights.
          4.4     Subsidiaries. The name and state of incorporation of each Significant Subsidiary of National City is set forth in Section 4.4 of the National City Disclosure Letter. Each Significant Subsidiary is a bank, a corporation or a limited liability company or other business entity duly organized, validly existing and in good standing (or the local law equivalent) under the laws of its respective jurisdiction of incorporation or organization and is qualified to do business as a foreign corporation or foreign business entity in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect. Each Significant Subsidiary has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as they are now being conducted. All outstanding shares of capital stock of each Significant Subsidiary are owned by National City or a National City Subsidiary and are validly issued, fully paid and (except pursuant to 12 USC Section 55 in the case of each national bank subsidiary and applicable state law in the case of each state bank subsidiary) nonassessable, are not subject to preemptive rights and are owned free and clear of all liens, claims and encumbrances. There are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any Significant Subsidiary obligating any Significant Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold additional shares of its capital stock or obligating any Significant Subsidiary to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment.
          4.5     Information in Registration Statement and Proxy Statement. None of the information with respect to National City or any of National City’s Subsidiaries provided by National City for inclusion in (i) the registration statement to be filed with the SEC by National City on Form S-4 under the Securities Act, for the purpose of registering the shares of National City Common Stock to be issued in the Merger (the “Registration Statement”) and (ii) any proxy statement of Harbor (the “Proxy Statement”) required to be mailed to Harbor’s stockholders in connection with the Merger will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Harbor Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder.
          4.6     Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by National City nor the consummation by National City of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of its certificate of incorporation or by-laws of National City (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of National City or any National City Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which National City or any National City Subsidiary is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which will not have a Material Adverse Effect, or (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any Governmental Authority, except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing the Delaware Certificate of Merger pursuant to the DGCL, (iii) filings under the HSR Act, (v) filings with, and approval by, the FRB, (vi) filings with, and approvals by the OTS, (vii) filings with, and approvals by, state regulatory agencies (including, but not limited to, other state bank and insurance regulatory agencies) as may be required (collectively, the “State Entities”), (viii) filings and approvals pursuant to any applicable state takeover Law, (ix) filings and approvals under the SBIA or (x) consents, approvals, authorizations, permits, filings or notifications which, if not obtained or made will not, individually or in the aggregate, have a Material Adverse Effect.
          4.7     Reports and Financial Statements.
          (a) Since January 1, 2001, National City and each of National City’s Subsidiaries have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the SEC under Sections 12(b), 12(g), 13(a) or 14(a) of the Exchange Act, including, but not limited to, Forms  10-K, Forms 10-Q and proxy statements (the “National City Reports”). National City has previously furnished or will promptly furnish Harbor with true and complete copies of each of National

City’s annual reports on Form 10K for the years 2001 through 2005 and its quarterly report on Form 10-Q for March 31, 2006. As of their respective dates, the National City Reports complied with the requirements of the Exchange Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of National City included in the National City Reports have been prepared in accordance with U.S. GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of National City and National City’s Subsidiaries taken as a whole as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein. There exist no material liabilities of National City and its consolidated subsidiaries, contingent or otherwise of a type required to be disclosed in accordance with U.S. GAAP, except as disclosed in the National City Reports.
          (b) National City has previously furnished Harbor with true and complete copies of an unaudited income statement and balance sheet of National City for the period of January 1, 2006 until June 30, 2006 (the “National City Unaudited Interim Financial Information”). The National City Unaudited Interim Financial Information (i) has been accurately derived from the books and records of National City, (ii) fairly presents, in all material respects, the financial condition and the results of operations of National City as of the respective dates and for the periods indicated, and (iii) were prepared on a basis consistent with the accounting principles and practices that National City used to prepare its periodic income and financial statements for its quarterly report on Form 10-Q for March 31, 2006. National City’s reserve for possible loan losses as shown in the National City Unaudited Interim Financial Information was adequate, within the meaning of U.S. GAAP and safe and sound banking practices.
          4.8     Taxes. National City has made available to Harbor true and correct copies of the federal, state and local income Tax Returns, and state and local property and sales tax returns and any other tax returns filed by National City and any of National City’s Subsidiaries for each of the fiscal years that remains open, as of the date hereof, for examination or assessment of tax. National City and each National City Subsidiary has prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all federal, state, local and foreign income, estimated tax, withholding tax, franchise, sales and other tax returns or reports required to be filed by them on or before the date hereof, except to the extent that all such failures to file, taken together, would not have a Material Adverse Effect. National City and each of its Subsidiaries have paid, or have made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes, shown or required to be shown to be owing on all such returns or reports, together with any interest, additions or penalties related to any such taxes or to any open taxable year or period. Neither National City nor any National City Subsidiary has consented to extend the statute of limitations with respect to the assessment of any tax. Neither National City nor any National City Subsidiary is a party to any action or proceeding, nor to the Knowledge of National City is any such action or proceeding threatened, by any Governmental Authority in connection with the determination, assessment or collection of any taxes, and no deficiency notices or reports have been received by National City or any of National City’s Subsidiaries in respect of any material deficiencies for any tax, assessment, or government charge.
          4.9     Employee Plans. All employee benefit, welfare, bonus, deferred compensation, pension, profit sharing, stock option, employee stock ownership, consulting, severance, or fringe benefit plans, formal or informal, written or oral, and all trust agreements related thereto, relating to any present or former directors, officers or employees of National City or its Subsidiaries (“National City Employee Plans”) have been maintained, operated, and administered and currently comply, and have at all relevant times complied, in all material respects with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code, and any other applicable laws. With respect to each National City Employee Plan which is a pension plan (as defined in Section 3(2) of ERISA): (a) except for recent amendment(s) to the plans not materially affecting the qualified status of the plans (which are disclosed in, and copies of which are attached to, the National City Disclosure Letter), each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code either: (i) has been determined by the IRS to be so qualified, (ii) is the subject of a pending application for such determination that was timely filed, or (iii) will be submitted for such a determination prior to the end of the “remedial amendment period” within the meaning of Section 401(b) of the Code, (b) there is no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (c) neither National City nor any of its Subsidiaries has provided, or is required to provide, security to any pension plan pursuant to Section 401(a)(29) of the Code, (d) no reportable event described in Section 4043 of ERISA for which the 30 day reporting requirement has not been waived has occurred, (e) no defined benefit plan has been terminated, nor has the Pension Benefit Guaranty Corporation (“PBGC”) instituted proceedings to terminate a defined benefit plan or to appoint a trustee or administrator of a defined benefit plan, and no circumstances exist that constitute grounds under Section 4042(a)(2) of ERISA entitling the PBGC to institute any such proceedings, and (f) no pension plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of 413(c) of the Code. Neither National City nor any of its Subsidiaries has incurred any liability to the PBGC with respect to any “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA currently or formerly maintained by any Person considered one employer with it under Section 4001 of ERISA or Section 414 of the Code, except for premiums all of which have been paid when due. Neither National City nor any of its Subsidiaries has incurred any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA.
          4.10     Material Contracts. Except as disclosed in the National City Reports, neither National City nor any of its Subsidiaries is a party to, or is bound or affected by, or receives benefits under (a) any employment, severance, termination, consulting or retirement agreement (collectively, “Benefit Agreements”) that was required to be filed with the SEC pursuant to Item 402 of Regulation S-K of the Exchange Act as of the date thereof, (b) any material agreement, indenture or other instrument relating to the borrowing of money by National City or any of its Subsidiaries or the guarantee by National City or any of its Subsidiaries of any such obligation (other than trade payables and instruments relating to borrowings or guaranties made in the ordinary course of business) or (c) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by National City with the SEC as of the date thereof (collectively, the “National City Contracts”). Neither National City nor any of National City’s Subsidiaries is in default under any of the National City Contracts, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.
          4.11     Absence of Certain Changes or Events. Except as disclosed in the National City Reports filed by National City with the SEC prior to the date of this Agreement, since December 31, 2005, there has not been any change in the financial condition, results of operations or business of National City and its Subsidiaries which would, to the Knowledge of National City, now or in the future have a Material Adverse Effect.
          4.12     Litigation. Except as disclosed in the National City Reports filed by National City with the SEC prior to the date of this Agreement, there is no suit, action or proceeding pending, or, to the Knowledge of National City, threatened against or affecting National City or any of National City’s Subsidiaries which, if decided adversely to National City, would be reasonably expected to result in a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator, outstanding against National City or any of National City’s Subsidiaries having, or which would, to the Knowledge of National City, now or in the future have, a Material Adverse Effect.
          4.13     Compliance with Laws.
          (a) National City and each National City Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Authority relating to National City or National City Subsidiary, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect.
          (b) Except as disclosed in the National City Reports filed by National City with the SEC prior to the date of this Agreement, the businesses of National City and of National City’s Subsidiaries are not being conducted in violation of any Law or Governmental Order (including, without limitation, in the case of National City’s Subsidiaries that are banks, all statutes, rules and regulations pertaining to the conduct of the banking business and the exercise of trust powers), except for violations which individually or in the aggregate do not, and, to the Knowledge of National City, will not, have a Material Adverse Effect. National City’s Subsidiaries that are banks are not in violation of those laws applicable to depository institutions, and corresponding regulations and policies relating to the Community Reinvestment Act (“CRA”), privacy laws, the Bank Security Act, as amended (the “BSA”), or anti-money laundering statutes in a manner that would materially delay the receipt of approvals of Governmental Authorities required to consummate the transactions contemplated in this Agreement. Other than regulatory examinations conducted in the ordinary course, no investigation or review by any Governmental Authority with respect to National City or any of National City’s Subsidiaries is pending or, to the Knowledge of National City, threatened, nor has any Governmental Authority indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect.
          (c) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, National City and each National City Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of National City, any National City Subsidiary, or any director, officer or employee of National City or of any National City Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
          4.14     Agreements with Regulators, Etc. Neither National City nor any National City Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Authority, which (i) restricts materially the conduct of its business, materially delays the receipt of approvals of Governmental Authorities required to consummate the transactions contemplated by this Agreement, or (iii) in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has National City been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither National City nor any of National City’s Subsidiaries is required by Section 32 of the Federal Deposit Insurance Act, as amended (“FDIA”) to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer. To the Knowledge of National City, there is no reason why the regulatory approvals referred to in Section 4.6(c) above should not be obtained.
          4.15     National City Ownership of Harbor Common Stock. As of the date of this Agreement, neither National City nor any of its Affiliates (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, Harbor Common Stock (other than DPC Shares or Trust Account Shares), which in the aggregate, represent five percent (5%) or more of the outstanding shares of Harbor Common Stock.
          4.16     Financial Advisors. Neither National City nor any of National City’s Subsidiaries has paid or will become obligated to pay any fee or commission to any broker, finder or intermediary or any other Person in connection with, or as a result of, the transactions contemplated by this Agreement.

          4.17     National City Action. The board of directors of National City (at a meeting duly called, constituted and held) has by the requisite vote of all directors present (i) determined that the Merger is advisable and in the best interests of National City and its stockholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger.
          4.18     Environmental Matters. To Knowledge of National City, (i) neither National City nor any of its Subsidiaries is in violation of or has any liability, absolute or contingent, in connection with or under any Environmental Law, except any such violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; (ii) none of the Loan Portfolio Properties, Trust Properties and Other Properties of National City or its Subsidiaries is in violation of or has any liability, absolute or contingent, under any Environmental Law, except any such violations or liabilities which, individually or in the aggregate would not have a Material Adverse Effect; and (iii) there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to any Loan Portfolio Properties, Trust Properties and Other Properties, including, without limitation, any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liability under or violation of Environmental Law, which would impose a liability upon National City or its Subsidiaries pursuant to any Environmental Law, except such as would not, individually or in the aggregate have a Material Adverse Effect.
          4.19     Labor Matters. (a) Neither National City nor its Subsidiaries are engaged in, or have engaged in, any unfair labor practice; (b) there is no labor strike, dispute, slowdown or stoppage actually pending, threatened against or directly affecting National City or its Subsidiaries; (c) no union is currently certified, and there is no union representation question and no union or other organizational activity that would be subject to the National Labor Relations Act (29 U.S.C. Section 151 et seq.) exists or is threatened; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claims therefore exist or to the Knowledge of National City, are threatened; (e) no collective bargaining agreement exists which is binding on National City and/or its Subsidiaries; (f) neither National City nor its Subsidiaries have experienced any material work stoppage or other material labor difficulty; and (g) neither National City nor its Subsidiaries are delinquent in any material payments to any of its current or former officers, directors, employees or agents for any wages, salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to them.
          4.20     Sarbanes-Oxley Act. National City is in compliance with the provisions, including Section 404, of the Sarbanes-Oxley Act, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate.
          4.21     Tax Treatment. As of the date hereof, to the Knowledge of National City, there is no reason why the Merger will fail to qualify as a reorganization under Section 368(a) of the Code
          4.22     Notice of Breach or Potential Breach. National City shall promptly notify Harbor of any change, circumstance or event which would cause any of the representations or warranties made by National City pursuant to this Agreement to be untrue as of the date hereof or at the Closing Date or which prevent National City from complying with any of its obligations hereunder. There is no fact or development known to National City which would have a Material Adverse Effect, or which might in the future, in National City’s reasonable judgment, have a Material Adverse Effect, on National City’s or its Subsidiaries’ continuing business, which has not been set forth in this Agreement or the National City Disclosure Letter.
          4.23     Disclosure. No representation or warranty by National City in this Agreement after giving effect to the disclosures set forth in the National City Disclosure Letter, contains any untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading. Any claim by Harbor of a breach of representation, warranty, covenant, agreement or obligation of National City hereunder will not be affected by any investigation conducted by Harbor with respect to, or knowledge acquired (or capable of being acquired), with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation.

V. REPRESENTATIONS AND WARRANTIES OF HARBOR
          Except as disclosed in the Harbor Disclosure Letter, Harbor hereby represents and warrants to National City that:
          5.1     Corporate Organization.
          (a) Harbor. Harbor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect. Harbor is registered as a savings and loan holding company under HOLA. Harbor has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Harbor has heretofore delivered to National City true and complete copies of its certificate of incorporation and by-laws.
          (b) Harbor Federal Savings Bank. Harbor Federal Savings Bank is a federally chartered savings bank organized with valid corporate existence under the Laws of the United States of America.
          5.2     Authority. Harbor has the requisite corporate power and authority to execute and deliver this Agreement and, except for any required approval of Harbor’s stockholders, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly approved by the board of directors of Harbor and, no other corporate proceedings on the part of Harbor are necessary to authorize this Agreement or to consummate the transactions so contemplated by this Agreement, subject only to approval by the stockholders of Harbor as provided in Section 5.6 below and the amendment to the certificate of incorporation of Harbor contemplated by Section 6.2(b) below. This Agreement has been duly executed and delivered by, and constitutes the valid and binding obligation of Harbor, enforceable against Harbor in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.
          5.3     Capitalization. The authorized capital stock of Harbor consists of (a) 70,000,000 shares of Harbor Common Stock, and (b) 10,000,000 shares of Harbor preferred stock, par value $.001 per share (“Harbor Preferred Stock”). As of the close of business on the date of this Agreement, 24,073,171 shares of Harbor Common Stock were validly issued and outstanding, fully paid and nonassessable, and there are no shares of Harbor Preferred Stock are issued or outstanding. Harbor is not in default or in arrears on dividends with respect to the Harbor Preferred Stock. As of the date of this Agreement, there were outstanding under Harbor Option Plans options to purchase 730,891 shares of Harbor Common Stock, which Harbor Options had an average exercise price of $16.58 and for which adequate shares of Harbor Common Stock have been reserved for issuance under the Harbor Option Plans. Section 5.3 to the Harbor Disclosure Letter sets forth as of the close of business on the date of this Agreement, with respect to each Harbor Option, a true, accurate complete list of (i) the name of each optionee for the Harbor Option (each, an “Optionee”), (ii) the number of shares of Harbor Common Stock the Optionee has the right to purchase under the Harbor Option, (iii) the exercise price for the Harbor Option and (iv) the date the Harbor Option was granted to the Optionee. The exercise price per share of Harbor Common Stock under the Harbor Options was determined based on the market value of such shares of Harbor Common Stock at the time such Harbor Options were granted. No Harbor Option (a) has a stated exercise price lower than the closing price for shares of the Harbor Common Stock on the date the grant of the Harbor Option was approved, or (b) has had its exercise date or grant date delayed or “backdated”. Except as set forth in this Section 5.3, there are no shares of capital stock of (or any other type of equity interest in) Harbor that are authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements (including, without limitation, restricted stock award agreements) or commitments of any character relating to the issued or unissued capital stock or other securities of Harbor obligating Harbor to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Harbor or obligating Harbor to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment. There are no voting trusts or other agreements or understandings to which Harbor or any Harbor Subsidiary is a party with respect to the voting of the capital stock of Harbor.
          5.4     Subsidiaries. Section 5.4 of the Harbor Disclosure Letter sets forth the name and state of incorporation or organization of each Subsidiary of Harbor (each, a “Harbor Subsidiary”). Each Harbor Subsidiary is a bank, a corporation or other business entity duly organized, validly existing and in good standing (or the local law equivalent) under the laws of its respective jurisdiction of incorporation or organization and is qualified to do business as a foreign corporation or foreign business entity in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect. Each Harbor Subsidiary has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as they are now being conducted. All outstanding shares of capital stock of each Harbor Subsidiary is owned by Harbor or another Harbor Subsidiary and are validly issued, fully paid and nonassessable, are not subject to preemptive rights and are owned free and clear of all liens, claims and encumbrances. There are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any Harbor Subsidiary obligating any Harbor Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold additional shares of its capital stock or obligating any Harbor Subsidiary to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment.
          5.5     Information in Disclosure Documents, Registration Statement, Etc. None of the information with respect to Harbor or any Harbor Subsidiary provided by Harbor for inclusion in the Proxy Statement or the Registration Statement will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Harbor Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.
          5.6     Consents and Approvals. None of the execution and delivery of this Agreement by Harbor, the solicitation of Harbor’s stockholders as contemplate by this Agreement, nor the consummation by Harbor of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of its certificate of incorporation or by-laws of Harbor, (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of Harbor or any Harbor Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Harbor or any Harbor Subsidiary is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which will not have a Material Adverse Effect, or (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any Governmental Authority, except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing the Delaware Certificate of Merger, (iii) filings required under the securities or blue sky laws of the various states, (iv) filing under the HSR Act, (v) filings with, and approval by, the FRB, (vi) filings with, and approval by, the OTS, (vii) filings with, and approvals by, the State Entities, (viii) filings and approvals pursuant to any applicable state takeover Law, (ix) filings and approvals under the SBIA or (x) consents, approvals, authorizations, permits, filings or notifications which, if not obtained or made will not, individually or in the aggregate, have a Material Adverse Effect.

          5.7     Reports and Financial Statements.
          (a) Since October 1, 2000, Harbor and each Harbor Subsidiary have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the SEC under Sections 12(b), 12(g), 13(a) or 14(a) of the Exchange Act, including, but not limited to Forms 10-K, Forms 10-Q and proxy statements (the “Harbor Reports”). Harbor has previously furnished or will promptly furnish National City with true and complete copies of each of Harbor’s annual reports on Form 10-K for fiscal years 2001 through 2005 and its quarterly reports on Form 10-Q for December 31, 2005, March 31, 2006. As of their respective dates, the Harbor Reports complied with the requirements of the Exchange Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Harbor included in the Harbor Reports have been prepared in accordance with U.S. GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Harbor and Harbor Subsidiaries taken as a whole as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein. There exist no material liabilities of Harbor and its consolidated Subsidiaries, contingent or otherwise of a type required to be disclosed in accordance with generally accepted accounting practices, except as disclosed in the Harbor Reports.
          (b) Harbor has previously furnished Harbor with true and complete copies of an unaudited income statement and balance sheet of Harbor for the period of January 1, 2006 until June 30, 2006 (the “Harbor Unaudited Interim Financial Information”). The Harbor Unaudited Interim Financial Information (i) has been accurately derived from the books and records of Harbor, (ii) fairly presents, in all material respects, the financial condition and the results of operations of Harbor as of the respective dates and for the periods indicated, and (iii) were prepared on a basis consistent with the accounting principles and practices that Harbor used to prepare its periodic income and financial statements for its quarterly report on Form 10-Q for March 31, 2006. Harbor’s reserve for possible loan losses as shown in the Harbor Unaudited Interim Financial Information was adequate, within the meaning of U.S. GAAP and safe and sound banking practices. Harbor’s reserve for possible loan losses as shown in The Harbor Unaudited Interim Financial Information was adequate, within the meaning of U.S. GAAP and safe and sound banking practices.
          5.8     Taxes. Harbor will promptly make available to National City, upon request by National City, true and correct copies of the federal, state and local income tax returns, and state and local property and sales tax returns and any other tax returns filed by Harbor and any of Harbor Subsidiaries for each of the fiscal years that remains open, as of the date hereof, for examination or assessment of tax. Harbor and each Harbor Subsidiary have prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all federal, state, local and foreign income, estimated tax, withholding tax, franchise, sales and other tax returns or reports required to be filed by them on or before the date hereof, except to the extent that all such failures to file, taken together, would not have a Material Adverse Effect. Harbor and each Harbor Subsidiary have paid, or have made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes shown or required to be shown to be owing on all such returns or reports, together with any interest, additions or penalties related to any such taxes or to any open taxable year or period. Neither Harbor nor any Harbor Subsidiary has consented to extend the statute of limitations with respect to the assessment of any tax. Neither Harbor nor any Harbor Subsidiary is a party to any action or proceeding, nor to the best of Harbor’s knowledge is any such action or proceeding threatened, by any Governmental Authority in connection with the determination, assessment or collection of any taxes, and no deficiency notices or reports have been received by Harbor or any Harbor Subsidiary in respect of any material deficiencies for any tax, assessment, or government charge.
          5.9     Employee Plans.
          (a) All employee benefit, welfare, bonus, deferred compensation, pension, profit sharing, stock option, employee stock ownership, consulting, severance, or fringe benefit plans, formal or informal, written or oral and all trust agreements related thereto, relating to any present or former directors, officers or employees of Harbor or Harbor Subsidiaries (“Harbor Employee Plans”) have been maintained, operated, and administered and currently comply, and have at all relevant times complied, in all material respects with the applicable requirements of ERISA, the Code, and any other applicable laws. With respect to each Harbor Employee Plan which is a pension plan (as defined in Section 3(2) of ERISA) that is intended to be a qualified plan under Section 401(a) of the Code: (i) except for recent amendment(s) to the plans not materially affecting the qualified status of the plans (which are disclosed in, and copies of which are attached to, the Harbor Disclosure Letter), each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code either (A) has been determined by the IRS to be so qualified or (B) is the subject of a pending application for such determination that was timely filed, (ii) there is no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (iii) neither Harbor nor any of Harbor Subsidiary has provided, or is required to provide, security to any pension plan pursuant to Section 401(a)(29) of the Code, (iv) the fair market value of the assets of each defined benefit plan (as defined in Section 3(35) of ERISA) exceeds the value of the “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA under such defined benefit plan as of the end of the most recent plan year thereof ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such defined benefit plan as of the date hereof, (v) no reportable event described in Section 4043 of ERISA for which the thirty (30)-day reporting requirement has not been waived has occurred, (vi) no defined benefit plan has been terminated, nor has the PBGC instituted proceedings to terminate a defined benefit plan or to appoint a trustee or administrator of a defined benefit plan, and no circumstances exist that constitute grounds under Section 4042(a)(2) of ERISA entitling the PBGC to institute any such proceedings, and (vii) no pension plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of 413(c) of the Code. Neither Harbor nor any Harbor Subsidiary has incurred any liability to the PBGC with respect to any “single-employer plan” within the meaning of action 4001(a)(15) of ERISA currently or formerly maintained by any entity considered one employer with it under Section 4001 of ERISA or Section 414 of the Code, except for premiums all of which have been paid when due. Neither Harbor nor any of its Subsidiaries has incurred any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. There is no basis for any Person to assert that Harbor or any of its Subsidiaries has an obligation to institute any Employee Plan or any such other arrangement, agreement or plan. With respect to any insurance policy that heretofore has or currently does provide funding for benefits under any Harbor Employee Plan, (1) there is no liability on the part of Harbor or any of its subsidiaries in the nature of a retroactive or retrospective rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy were terminated, and (2) no insurance company issuing such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of Harbor, no such proceeding with respect to any such insurer is imminent. Neither the execution of this Agreement, nor the consummation of the transactions contemplated thereby will (x) constitute a stated triggering event under any Harbor Employee Plan that will result in any payment (whether of severance pay or otherwise) becoming due from Harbor or any of its subsidiaries to any present or former officer, employee, director, stockholder, consultant or dependent of any of the foregoing or (y) accelerate the time of payment or vesting, or increase the amount of compensation due to any present or former officer, employee, director, stockholder, consultant, or dependent of any of the foregoing. Neither Harbor nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Harbor Employee Plan or agreement. There are no restrictions on the rights of Harbor or Harbor Subsidiaries to amend or terminate any such Harbor Employee Plan without incurring any liability thereunder.
          (b) Harbor and Harbor’s Subsidiaries have accrued expenses, within the meaning of U.S. GAAP, for the value of all of the “benefit liabilities” due and owing or to become due and owing under any and all non-qualified plans as of the end of the most recent fiscal quarter end and will have accrued expenses, within the meaning of U.S. GAAP, for the value of all of the “benefit liabilities” due and owing or to become due and owing under any and all non-qualified plans as of the Effective Time, calculated on the basis of appropriate actuarial assumptions. Any trust maintained by Harbor for the benefit of the participants in

Harbor’s non-qualified plans has adequate balances to pay any and all “benefit liabilities” due or owing or to become due and owing under any and all non-qualified plans following a change in control, as such term may be defined in each and every plan.
          (c) Neither the execution of this Agreement nor the undertaking or consummation of any transaction contemplated by this Agreement shall (i) constitute an event of default under any loan obligations (the “ESOP Loan”) related to the Harbor Employee Stock Ownership Plan (the “ESOP”) or otherwise cause an acceleration of the repayment of the ESOP Loan, (ii) constitute a partial termination of the ESOP or otherwise require or compel the termination of the ESOP or (iii) prevent or impose limitations on or otherwise restrict National City’s ability to assume, continue, maintain, administer, terminate or take any other action with respect to any Harbor Employee Benefit Plan, including, but not limited to, the ESOP.
          5.10     Material Contracts. Except as disclosed in Harbor Reports, neither Harbor nor any Harbor Subsidiary is a party to, or is bound or affected by, or receives benefits under (a) any Benefit Agreements providing for aggregate payments to any Person in any calendar year in excess of $100,000, (b) any material agreement, indenture or other instrument relating to the borrowing of money by Harbor or any Harbor Subsidiary or the guarantee by Harbor or any Harbor Subsidiary of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business), (c) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Harbor with the SEC as of the date of this Agreement, (d) any contract, agreement, license, lease or sublease (each, a “Branch Lease”) relating to the use or occupancy of a Harbor or a Harbor Subsidiary branch that will require Harbor or such Harbor Subsidiary to obtain the prior consent of the lessor as a result of the transactions contemplated hereunder (each, a “Landlord Consent”), or (e) any contract, agreement, plan, policy or understanding that by its terms is affected (including, but not limited to, accelerated vesting or payment, setting of benefits, change in payment, establishing benefits or payments) by a change in control (as to items (a)-(e), collectively, the “Harbor Contracts”). Neither Harbor nor any Harbor Subsidiary is in default under any Harbor Contract, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. Neither Harbor nor any Harbor Subsidiary is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is Harbor or any Harbor Subsidiary the subject of a proceeding asserting that is or any Harbor Subsidiary has committed an unfair labor practice or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any Harbor Subsidiary pending or threatened.
          5.11     Absence of Certain Changes or Events. Except as disclosed in Harbor Reports filed by Harbor with the SEC prior to the date of this Agreement, since September 30, 2005, there has not been any change in the financial condition, results of operations or business of Harbor or any Harbor Subsidiary which would in the future have a Material Adverse Effect.
          5.12     Litigation. There is no suit, action or proceeding pending, or, to the Knowledge of Harbor, threatened against or affecting Harbor or any Harbor Subsidiary which, if decided adversely to Harbor, would be reasonably expected to have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator, outstanding against Harbor or any Harbor Subsidiary having, or which would, to the Knowledge of Harbor, now or in the future have, a Material Adverse Effect.
          5.13     Compliance with Laws and Orders.
          (a) Harbor and each Harbor Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Authority relating to Harbor or Harbor Subsidiary, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect.

          (b) Except as disclosed in Harbor Reports filed by Harbor with the SEC prior to the date of this Agreement, the businesses of Harbor and each Harbor Subsidiary are not being conducted in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Authority (including, without limitation, in the case of a Harbor Subsidiary that is a thrift, all statutes, rules and regulations pertaining to the conduct of the banking business and the exercise of trust powers), except for violations which individually or in the aggregate do not, and, to the Knowledge of Harbor, will not, have a Material Adverse Effect. Harbor’s Subsidiaries that are banks or thrifts are not in violation of those laws applicable to depository institutions, and corresponding regulations and policies relating to the CRA, privacy laws, the BSA or anti-money laundering statutes in a manner that would materially delay the receipt of approvals of Governmental Entities required to consummate the transactions contemplated in this Agreement. Other than regulatory examinations conducted in the ordinary course, no investigation or review by any Governmental Authority with respect to Harbor or any Harbor Subsidiary is pending or, to the Knowledge of Harbor, threatened, nor has any Governmental Authority indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect.
          (c) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, Harbor and each Harbor Subsidiary have properly administered all accounts for which acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Harbor, any Harbor Subsidiary, or any director, officer or employee of Harbor or of any Harbor Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
          5.14     Agreements with Regulators, Etc. Neither Harbor nor any Harbor Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Authority, which (i) restricts materially the conduct of its business, (ii) materially delays the receipt of approvals of Governmental Authorities required to consummate the transactions contemplated in this Agreement or (iii) in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Harbor been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Harbor nor any Harbor Subsidiary is required by Section 32 of the FDIA to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer. To the Knowledge of Harbor, there is no reason why the regulatory approvals referred to in Section 5.6(c) above should not be obtained.
          5.15     Financial Advisors. Except for fees paid and payable to Sandler O’Neill & Partners, L.P. (“Sandler”), neither Harbor nor any Harbor Subsidiary has paid or will become obligated to pay any fee (including any break-up or termination fee) or commission to any broker, finder, intermediary or any other Person in connection with, or as a result of, the transactions contemplated by this Agreement. Attached as Schedule 5.15 to the Harbor Disclosure Letter, is a true, accurate and complete copy of the engagement letter between Harbor and Sandler for any fees paid and payable by Harbor to Sandler, in connection with, or as a result of, the transactions contemplated by this Agreement. As of the date of this Agreement, Harbor has received an opinion of Sandler, issued to the board of directors of Harbor, to the effect that, as of the date of the opinion, the Merger Consideration is fair from a financial point of view to holders of Harbor Common Stock.
          5.16     Harbor Action. The board of directors of Harbor (at a meeting duly called, constituted and held) has by the requisite vote of all directors present (a) determined that the Merger is advisable and in the best interests of Harbor and its shareholders, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) has directed that the Merger be submitted for consideration by the Harbor’s shareholders at the Harbor Meeting. The board of directors of Harbor has approved the transactions contemplated by this Agreement and taken all steps necessary to exempt (i) the execution of this Agreement, (ii) the Merger and (iii) the transactions contemplated hereby from, any provision of the DGLC that purports to limit or restrict business combinations or the ability to acquire or to vote shares and any other applicable business combination or anti-takeover provisions of Harbor’s certificate of incorporation and by-laws.
          5.17     Vote Required. The affirmative votes of a majority of the outstanding shares of Harbor Common Stock entitled to vote thereon are the only votes of the holders of any class or series of Harbor capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement and the amendment to Article X of the certificate of incorporation of Harbor contemplated by Section 6.2(b) below.
          5.18     Material Interests of Certain Persons. Except as disclosed in Harbor’s Reports, no officer or director of Harbor, or any Associate of any such officer or director, has any material interest in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Harbor or any of its Subsidiaries that is required to be disclosed under the requirements of the Exchange Act.
          5.19     Environmental Matters. To the Knowledge of Harbor (i) neither Harbor nor any of its Subsidiaries is in violation of or has any liability, absolute or contingent, in connection with or under any Environmental Law, except any such violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; (ii) none of the Loan Portfolio Properties, Trust Properties and Other Properties of Harbor or any Harbor Subsidiaries is in violation of or has any liability, absolute or contingent, under any Environmental Law, except any such violations or liabilities which, individually or in the aggregate would not have a Material Adverse Effect; and (iii) there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to any Loan Portfolio Properties, Trust Properties and Other Properties including, without limitation, any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liability under or violation of Environmental Law, which would impose a liability upon Harbor or any Harbor Subsidiary pursuant to any Environmental Law, except such as would not, individually or in the aggregate have a Material Adverse Effect.
          5.20     Labor Matters. (a) Harbor or the Harbor Subsidiaries are not engaged in, and have not engaged in, any unfair labor practice; (b) there is no labor strike, dispute, slowdown or stoppage actually pending threatened against or directly affecting Harbor or the Harbor Subsidiaries; (c) no union is currently certified, and there is no union representation question and no union or other organizational activity that would be subject to the National Labor Relations Act (29 U.S.C. Section 151 et seq.) exists or is threatened; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claims therefore exist or to the best of Harbor’s and each Harbor Subsidiary’s Knowledge, are threatened; (e) no collective bargaining agreement exists which is binding on Harbor and/or any Harbor Subsidiary; (f) neither Harbor nor any Harbor Subsidiary has experienced any material work stoppage or other material labor difficulty; and (g) neither Harbor nor any Harbor Subsidiary is delinquent in any material payments to any of its current or former officers, directors, employees or agents for any wages, salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to them.
          5.21     Minute Books. The minute books of Harbor and each Harbor Subsidiary contain accurate records of all material corporate actions of their respective shareholder(s) and boards of directors (including committees of the board of directors), and the signatures contained therein are true signatures of the persons whose signatures they represent.
          5.22     Transactions. None of Harbor or any of its Subsidiaries is by contract, agreement or Governmental Order, subject to any restrictions concerning (i) any of its businesses, (ii) businesses it may engage in, (iii) the conduct of its business, (iv) customers it may solicit or accept business from or (v) Persons it may solicit for employment or hire.

          5.23     State Takeover Statutes. Harbor is exempt from and the Merger shall not be subject to any state takeover Law.
          5.24     Real Property.
          (a) Section 5.24 of the Harbor Disclosure Letter identifies each parcel of real property owned (“Owned Real Property”) or occupied by Harbor or a Harbor Subsidiary (collectively “Real Estate”) and accompanying the Harbor Disclosure Letter is a complete copy of each lease pertaining to Real Estate to which Harbor or a Harbor Subsidiary is a party.
          (b) To the Knowledge of Harbor, the building, structures and improvements located on, fixtures contained in, and appurtenances attached to, each Real Estate conform and are in compliance with all applicable Laws, including Environmental Laws and the Americans With Disabilities Act. Harbor has not received any notice from a lessor, any Governmental Authority or any other Person requiring any work or repairs to Real Estate that the tenant has not completed in compliance with such notice. To the Knowledge of Harbor, in their present state of repair all structural and mechanical components of the facilities serving the Real Estate (including the roof, all heating, ventilation, plumbing and electrical systems used in the operation thereof) are adequate for Harbor’s or the applicable Harbor Subsidiary’s purposes, and sufficient to permit the use of the Real Estate in a manner consistent with Harbor’s or the applicable Harbor Subsidiary’s past practice.
          5.25     Sarbanes-Oxley Act. Harbor is in compliance with the provisions, including Section 404, of the Sarbanes-Oxley Act, and the certifications provided and to be provided pursuant to Sections 302 and 906 thereof are accurate.
          5.26     Tax Treatment. As of the date hereof, to the Knowledge of Harbor, there is no reason why the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.
          5.27     Notice of Breach or Potential Breach. Harbor shall promptly notify National City of any change, circumstance or event which would cause any of the representations or warranties made by Harbor pursuant to this Agreement to be untrue as of the date hereof or at Closing Date or which prevents Harbor from complying with any of its obligations hereunder. There is no fact or development known to Harbor which would have a Material Adverse Effect, or which might in the future, in Harbor’s reasonable judgment, have a Material Adverse Effect, on Harbor’s or any Harbor Subsidiary’s continuing business, which has not been set forth in this Agreement.
          5.28     Disclosure. No representation or warranty by Harbor in this Agreement after giving effect to the disclosures set forth in the Harbor Disclosure Letter, contains any untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading. Any claim by National City for a breach of representation, warranty, covenant, agreement or obligation of Harbor hereunder will not be affected by any investigation conducted by National City with respect to, or knowledge acquired (or capable of being acquired), with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation.
VI. COVENANTS
          6.1     Acquisition Proposals. Harbor and each Harbor Subsidiary shall not, directly or indirectly, and shall instruct and otherwise use its best efforts to cause their respective officers, directors, employees, agents or advisors or other representatives or consultants not to, directly or indirectly, (i) other than purchases or sales of loans or securities in the ordinary course of its business consistent with past practice, solicit or initiate any proposals or offers from any Person relating to any acquisition or purchase of all or a material amount of the assets of, or any securities of (including any tender offer or exchange offer), or any proposal for merger, consolidation or business combination recapitalization, liquidation, dissolution or similar transaction involving Harbor or a Harbor Subsidiary (such transactions are referred to herein as “Acquisition Transactions”) or (ii) except to the extent that the board of directors of Harbor determines in good faith, after consultation with outside legal counsel, in the exercise of its fiduciary duties in accordance with applicable law, to participate in any discussions or negotiation regarding, or furnish to any other Person any information with respect to, an Acquisition Transaction; provided, however, that nothing contained in this Section 6.1 shall restrict or prohibit any disclosure by Harbor that is required in any document to be filed with the SEC after the date of this Agreement or any disclosure that, the board of directors of Harbor determines in good faith, after consultation with outside legal counsel, is otherwise required under applicable law. Harbor will, and cause each Harbor Subsidiary to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Harbor will notify National City immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with Harbor or any Harbor Subsidiary.
          6.2     Interim Operations of Harbor. During the period from the date of this Agreement to the Effective Time, except as specifically contemplated by this Agreement, set forth in Section 6.2 of the Harbor Disclosure Letter or as otherwise approved expressly in writing by National City:

(a) Conduct of Business. Harbor shall, and shall cause each Harbor Subsidiary to, conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice. Harbor shall use reasonable efforts to preserve intact the business organization of Harbor and each Harbor Subsidiary, to keep available the services of its and their present key officers and employees and to preserve the goodwill of those having business relationships with Harbor or any Harbor Subsidiary. Other than in the ordinary course of business consistent with past practice, Harbor shall not (i) incur any indebtedness for borrowed money (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit, obtaining federal home loan bank advances and entering into repurchase agreements), (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or (iii) make any loan or advance. Harbor shall not, and shall not permit any of the Harbor Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization.

(b) Certificate and By-laws. Harbor shall not and shall not permit any Harbor Subsidiary to make any change or amendment to their respective certificate of incorporation or by-laws, except Harbor shall take all corporate and regulatory action required to cause Article X of the certificate of incorporation to be amended to permit the transactions contemplated by this Agreement.

(c) Capital Stock. Harbor shall not, and shall not permit any Harbor Subsidiary to, issue or sell any shares of capital stock or any other securities of any of them (other than pursuant to any exercise of the Harbor Options) or issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any contract, understanding or arrangement with respect to the issuance of, any shares of capital stock or any other securities of any of them or enter into any arrangement or contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities or make any other changes in their capital structures. Neither Harbor nor any Harbor Subsidiary shall grant any awards under any Harbor Employee Plan, including, without limitation, stock options, restricted stock, stock units or stock.

(d) Dividends. Harbor shall not, and shall not permit any Harbor Subsidiary to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (i) regular quarterly cash dividends in an amount not to exceed $.275 per share on Harbor Common Stock, payable on the regular historical payment dates and (ii) dividends paid by any Harbor Subsidiary to Harbor or another Harbor Subsidiary with respect to its capital stock between the date hereof and the Effective Time payable on the regular historical payment dates and in the regular historical amounts and so long as any payment of such amounts by Harbor Federal Savings Bank do not, after giving effect to any such payment, cause Harbor Federal Savings Bank to not be “well-capitalized”, as defined by the Federal Deposit Insurance Corporation.

(e) Employee Plans, Compensation, Etc. Except as otherwise provided in this Agreement, Harbor shall not, and shall not permit any Harbor Subsidiary (i) to, adopt or amend (except as required by Law (including as required to maintain qualification under Section 401(a) of the Code or to avoid noncompliance with Section 409A of the Code) or other contractual obligations existing on the date hereof, so long as Harbor provides advance written notice to National City of such adoption or amendment) any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, (ii) (except for normal merit increases in the ordinary course of business consistent with past practice not to exceed 5% for any individual or 3% in the aggregate and except for bonuses paid in the aggregate for any quarter not in excess of those set forth in Schedule 6.2(e) of the Harbor Disclosure Letter) to increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan, agreement or arrangement (including, without limitation, the granting of stock options or stock appreciation rights), (iii) to promote any officer or employee or change the title of any officer or employee, or (iv) to take any action or grant any benefit not required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(f) Certain Policies. Harbor shall modify and change its loan, litigation, real estate valuation, asset, liquidity and investment portfolio policies and practices (including loan classifications and level of reserves) as requested by National City in writing immediately prior to the Closing Date so as to be consistent with those of National City and U.S. GAAP. Harbor’s representations, warranties or covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any such modifications or changes, nor shall any change in the Merger Consideration be effected as a consequence of any such modifications or changes.

(g) Other Operations. During the period from the date of this Agreement to the Effective Time, Harbor shall not take any action that could (i) materially delay or adversely affect the ability of National City to obtain any approvals of Governmental Authorities required to permit consummation of the Merger or (ii) materially adversely affect its ability to perform its obligations under this Agreement or to consummate the transaction contemplated hereby.

(h) Delivery of Monthly Financial Information. Harbor shall promptly after (i) the end of each month (and in no event later than the earlier of (A) fifteen (15) days for monthly reports and twenty-one (21) days for quarterly reports or (B) the day after the regularly scheduled meeting of the Harbor Board of Directors) deliver to National City an unaudited balance sheet and a statement of income of Harbor as of and for such month then ended (the “Monthly Financial Information”). The Monthly Financial Information shall be prepared on a basis consistent with the interim Harbor Financial Statements. The Monthly Financial Information shall be accompanied by a certificate signed by an officer of Harbor and each Subsidiary, as applicable, that states that the Monthly Financial Information complies with the representations and warranties set forth in Section 5.7 with respect to the interim Harbor Financial Statements.

          6.3     Interim Operations of National City. During the period from the date of this Agreement to the Effective Time, without the prior written consent of Harbor, National City shall not take any action that would (a) materially delay or adversely affect the ability of National City to obtain any approvals of Governmental Authorities required to permit consummation of the Merger or (b) materially adversely affect its ability to perform its obligations under this Agreement or to consummate the transaction contemplated hereby.

          6.4     Control of Other Party’s Business. Nothing contained in this Agreement shall give National City, directly or indirectly, the right to control or direct the operations of Harbor or shall give Harbor, directly or indirectly, the right to control or direct the operations of National City prior to the Effective Time. Prior to the Effective Time, each of Harbor and National City shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
          6.5     Employee Matters.
          (a) Benefit Agreements. Surviving Corporation and National City shall honor, maintain and perform on and after the Effective Time, without deduction, counterclaims, interruptions or deferment (other than withholding under applicable Law and such deductions, counterclaims, interruptions or deferments as may be permitted under the Harbor Employee Plans), all of Harbor’s and Harbor Subsidiaries’ vested obligations under Harbor Employee Plans; provided, however, that this provision shall not be construed as precluding the merger of a Harbor Employee Plan into a National City employee plan or the termination of such Harbor Employee Plan; and provided, further, that National City shall have the right to delay the payment, or limit the form of payment, of any amount under any Harbor Employee Plan to the extent National City, in good faith, determines that such delay or limitation is necessary to avoid adverse tax consequences under Section 409A of the Code and the regulations promulgated thereunder.
          (b) Employment of Continuing Employees. To the extent permitted by Law, each individual who is an employee of Harbor or any Harbor Subsidiary immediately prior to the Effective Time (a “Continuing Employee”) shall be an employee of National City or one of its Subsidiaries as of the Effective Time. After the conversion of the Continuing Employees to National City’s welfare plans as contemplated by Section 6.5(d) below, each Continuing Employee, while employed by National City or one of its Subsidiaries, shall continue to receive base pay and benefits under the Eligible Plans that in the aggregate are no less favorable than the benefits under the Eligible Plans enjoyed generally by National City employees working in similar business lines.
          (c) Change in Control Agreements. National City acknowledges that, and will cause the Surviving Corporation to acknowledge that, the consummation of the Merger shall be considered a “change in control” under the agreements set forth in Section 6.5(c) of the National City Disclosure Letter. The acceleration of the amounts required to be paid under this paragraph shall not be considered compensation, annual compensation or final monthly compensation for purposes of increasing any payment made under any employment, change in control or other severance agreement or any nonqualified deferred compensation plan to which such person is a party.
          (d) Participation in National City Employee Plans. No later than January 1 of the year following the year of the Effective Time, National City and its Subsidiaries shall cause the Continuing Employees, while employed by National City or any of its Subsidiaries, to be eligible to participate in the plans listed in Section 6.5(d) of National City’s Disclosure Letter (the “Eligible Plans”) that similarly situated National City employees participate. In the event that applicable Law or the terms of National City Employee Plans do not permit immediate eligibility for the Continuing Employees for any such National City Employee Plans, then the Continuing Employees shall be eligible to participate in such National City Employee Plans as of the earliest eligibility date.
          (e) Credit for Service. For purposes of all Eligible Plans covering Continuing Employees or any of their dependents or beneficiaries, National City shall credit or shall cause Surviving Corporation to credit the Continuing Employees with all service with, Harbor or any Harbor Subsidiaries for purposes of eligibility and vesting as if such service had been performed for National City, but not for purposes of eligibility or vesting for benefits under National City’s retiree welfare benefit plan and the National City Non-Contributory Retirement Plan. Notwithstanding anything herein to the contrary, years of service with Harbor or any Harbor Subsidiary shall be counted for benefit accrual purposes under National City’s vacation pay plan and any severance plan of National City to which a Continuing Employee may become subject.
          (f) Severance Upon Termination of Continuing Employee. If a Continuing Employee is terminated without cause at or after the Effective Time by National City or any of its Subsidiaries, such Continuing

Employee shall be entitled to the severance benefits that would be paid from time to time under the severance benefit plan or program of National City or its Subsidiaries that applies to similarly situated employees of National City and its Subsidiaries.
          (g) Additional Agreements. Notwithstanding anything to the contrary in this Agreement, Harbor and National City shall take all actions necessary to enact the items set forth on Schedule 6.5(g) of the Harbor Disclosure Letter and Schedule 6.5(g) of the National City Disclosure Letter, respectively, and Schedule 6.5(g) of the Harbor Disclosure Letter and Schedule 6.5(g) of the National City Disclosure Letter shall be deemed incorporated into this Section 6.5(g).
          6.6     Access and Information. Upon reasonable notice, National City and Harbor shall, and shall cause its respective Subsidiaries to, afford to the other party hereto and its representatives (including, without limitation, directors, officers and employees of such investigating party and its affiliates, and counsel, accountants and other professionals retained) such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as such investigating party may reasonably request; provided, however, that a party shall not be required to provide access to any such information if the providing of such access (i) would be reasonably likely, in the advice of counsel, to result in the loss or impairment of any privilege generally recognized under law with respect to such information or (ii) would be precluded by any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Authority. Any claim by a Party for a breach of representation, warranty, covenant, agreement or obligation of such Party hereunder shall not be affected by any investigation conducted by such Party with respect to, or knowledge acquired (or capable of being acquired), with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation. All information contemplated hereby shall be subject to the terms and conditions of the Confidentiality Agreement.
          6.7     Certain Filings, Consents and Arrangements. National City and Harbor shall (a) by September 30, 2006, make any required filings and applications required to be filed with Governmental Authorities between the date of this Agreement and the Effective Time, (b) cooperate with one another (i) in promptly determining whether any other filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other relevant Law and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations and (c) deliver to the other Parties copies of the publicly available portions of all such reports promptly after they are filed. In addition, Harbor shall obtain any other consents, terminations, approvals, permits or authorizations as may be required from any third party to effect the Merger including, without limitation, the consents or terminations, as indicated, to those agreements identified in Section 6.7 of the National City Disclosure Letter.
          6.8     State Takeover Statutes. Harbor shall take all necessary steps to (a) exempt Harbor and the Merger from the requirements of any state takeover Law by action of the board of directors of Harbor or otherwise and (b) upon the request of National City, assist in any challenge by National City to the applicability to the Merger of any state takeover Law.
          6.9     Indemnification.
          (a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Harbor or any Harbor Subsidiary (the “D&O Indemnitees”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Harbor, any of the Harbor Subsidiaries or any of their respective predecessors; or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, National City shall assume and honor any obligation Harbor had immediately prior to the Effective Time with respect to the indemnification of each such D&O Indemnitee against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each D&O Indemnitee to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time). National City’s obligations under this Section 6.9(a) continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.
          (b) National City agrees that all rights to indemnification and all limitations on liability existing in favor of the directors, officers and employees of Harbor and the Harbor Subsidiaries, and their respective heirs and assigns (the “Covered Parties”) as provided in their respective articles or certificate of incorporation or code of regulations or by-laws as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto.
          (c) National City, from and after the Effective Time, shall cause the Persons who served as directors or officers of Harbor and the Harbor Subsidiaries on or before the Effective Time to be covered by Harbor’s existing directors’ and officers’ liability insurance policy or an equivalent “tail” directors and officers liability insurance policy for a period of not less than six (6) years from the Effective Time (provided, that National City may maintain policies that provide at least similar coverage and amounts containing terms and conditions which are not materially less favorable than such policy) (the “Insurance Policies”); provided, however, that (i) after the first year of coverage under the Insurance Policies, National City shall not be obligated to make annual premium payments (or the annualized equivalent in premium payments for whatever period may be covered) pursuant to this Section 6.9(c) for the Insurance Policies to the extent such premiums exceed 150% of the annual premiums paid as of the date hereof by Harbor for its current premiums for such insurance (the “Insurance Expense Cap”), and (ii) National City shall use its reasonable best efforts to obtain the Insurance Policies commencing on the Effective Time and, within the Insurance Expense Cap, keep such Insurance Policies in effect until the sixth anniversary of the Effective Time. If National City is unable to obtain such Insurance Policy with the coverage required hereby within the Insurance Expense Cap, then National City shall use the full amount of the Insurance Expense Cap to obtain one or more alternate insurance policies with as much coverage as is commercially obtainable.
          (d) If National City or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of National City assume the obligations set forth in this Section 6.9.
          (e) The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, as the case may be, each Indemnitee or director or officer of Harbor and each Harbor Subsidiary and their respective heirs, representatives and assigns. National City agrees to pay all costs and expenses (including fees and expenses of counsel) that may be incurred by any such Person or his or her personal representatives in successfully enforcing the obligations of National City under this Section 6.9. The provisions of this Section 6.9 shall survive the Closing for an indefinite period of time and are in addition to any other rights to which a D&O Indemnitee may be entitled.
          6.10     Additional Agreements.
          (a) Subject to the terms and conditions herein provided, each Party agrees to use its reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Authorities, effecting all necessary registrations, applications and filings and obtaining any required contractual consents and regulatory approvals.

          (b) Each Party covenants, for itself and its Affiliates, not to take intentionally any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on National City or on the Surviving Corporation following the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of this Agreement, or (unless such action is required by applicable Law) which would adversely affect the ability of the Parties to obtain any approval required for the consummation of the Merger without imposition of conditions or restrictions.
          6.11     Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter Harbor and National City shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby, including, any statements or announcements to employees or customers of Harbor, and in making any filings with any Governmental Authority, with any national securities exchange with respect thereto.
          6.12     Registration Statement. National City shall prepare and file the Registration Statement with the SEC as soon as is reasonably practicable following receipt of final comments from the Staff of the SEC on the Proxy Statement (or advice that the Staff of the SEC will not review such filing) and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of such Registration Statement. National City shall also take any action required to be taken under state blue sky or securities laws in connection with the issuance of the National City Common Stock pursuant to the Merger, and Harbor shall promptly furnish National City all information concerning Harbor and the holders of its capital stock and shall take any action as National City may reasonably request in connection with any such action.
          6.13     Proxy Statement. As soon as practicable after the date hereof, Harbor shall prepare the Proxy Statement, file it with the SEC, use its reasonable best efforts to respond to comments of the staff of the SEC, use its reasonable best efforts to clear the Proxy Statement with the staff of the SEC and promptly thereafter mail the Proxy Statement to all holders of shares of Harbor Common Stock. National City and Harbor shall reasonably cooperate with each other in the preparation of the Proxy Statement.
          6.14     Stockholders’ Meeting. Harbor shall take all action necessary, in accordance with applicable Law and its certificate of incorporation and by-laws, to convene a special meeting of the holders of Harbor Common Stock (the “Harbor Meeting”) as promptly as practicable for the purpose of considering and taking action upon this Agreement. Unless the board of directors of Harbor shall have received the written opinion of counsel, reasonably acceptable to National City, to the effect that making such a recommendation would cause the board of directors of Harbor to violate its fiduciary duty under applicable Law, the board of directors of Harbor shall recommend that the holders of Harbor Common Stock vote in favor of and approve the Merger and adopt this Agreement at the Harbor Meeting.
          6.15     Stock Exchange Listings. National City shall assure that the National City Common Stock to be issued pursuant to the Merger is properly listed on the New York Stock Exchange.
          6.16     Adverse Action. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, neither Party shall, without the written consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed) knowingly take any action that would, or would be reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue, (b) any of the conditions to the Merger set forth in Article VIII below not being satisfied or (c) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law.
          6.17     Notice of Breach or Potential Breach. Harbor or National City, as the case may be, shall promptly notify the other Party of any change, circumstance or event which would cause any of the representations or warranties made by such notifying Party pursuant to this Agreement to be untrue as of the date hereof or at Closing Date or which prevents such notifying Party from complying with any of its obligations hereunder.

          6.18     Section 16. National City and Harbor agree that, in order to most effectively compensate and retain Harbor Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Harbor Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Harbor Common Stock and Harbor Options to acquire shares of Harbor Common Stock into shares of National City Common Stock and options to acquire shares of National City Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. “Harbor Insiders” shall mean those officers and directors of Harbor who are subject to the reporting requirements of Section 16(a) of the Exchange Act. Harbor shall, reasonably promptly following the date hereof, provide to National City a list of (a) the Harbor Insiders, (b) the number of shares of National City Common Stock expected to be received pursuant to the Merger, as appropriate, by each Harbor Insider at the Effective Time on account of shares of Harbor Common Stock and Harbor Options thereon, reasonably expected to be held by such Harbor Insider immediately prior to the Effective Time and (c) a description of the material terms of such Unexercised Options. Prior to the Effective Time, (x) the board of directors of Harbor shall take such actions consistent with the SEC’s interpretive guidance to approve the disposition of shares of Harbor Common Stock and Harbor Options thereon, by each Harbor Insider for purposes of Rule 16b-3(e) such that the deemed “sale” of such shares of Harbor Common Stock and Harbor Options thereon by such Persons pursuant to the Merger shall be exempt from liability pursuant to Section 16(b) of the Exchange Act, and (y) the board of directors of Harbor shall take such action consistent with the SEC’s interpretive guidance to approve the acquisition of shares of National City Common Stock by each director and officer of National City for purposes of Rule 16b-3(d) under the Exchange Act such that the deemed “purchase” of such shares of National City Common Stock, by such Persons pursuant to the Merger shall be exempt from liability pursuant to Section 16(b) of the Exchange Act.
VII. CLOSING MATTERS
          7.1     The Closing. Subject to satisfaction or waiver of all conditions precedent set forth in Article VIII below, the closing (the “Closing”) shall occur at such location mutually agreeable to the Parties and on a date (the “Closing Date”) which is within seven (7) Business Days after the later of:

(a) the first date on which the Merger may be consummated in accordance with the approvals of any Governmental Authorities; and

(b) the date the Merger shall have been approved and adopted by the requisite vote of the holders of shares of Harbor Common Stock, or such other date to which the Parties agree in writing. If all conditions are determined to be satisfied in all material respects (or are duly waived) at the Closing, the Closing shall be consummated by the making of all necessary filings required by all Governmental Authorities.
          7.2     Documents and Certificates. National City and Harbor shall use their respective reasonable best efforts, on or prior to Closing, to execute and deliver all such instruments, documents or certificates as may be necessary or advisable, on the advice of counsel, for the consummation at the Closing of the transactions contemplated by this Agreement to occur as soon as practicable.
VIII. CONDITIONS
          8.1     Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) The Merger shall have been approved and adopted by the requisite vote of the holders of shares of Harbor Common Stock.

(b) The shares of National City Common Stock issuable in the Merger shall have been authorized for listing on the New York Stock Exchange.

(c) All authorizations, consents, orders or approvals of, and all expirations of waiting periods imposed by, any Governmental Authority which are necessary for the consummation of the Merger (other than immaterial Consents, the failure to obtain of which would not have a Material Adverse Effect to, National City and National City Subsidiaries taken as a whole or Harbor and Harbor Subsidiaries taken as a whole) (collectively, “Consents”), shall have been obtained or shall have occurred and shall be in full force and effect at the Effective Time; provided, however, that no Consent shall be deemed to have been received if it shall include any conditions or requirements which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable in the reasonable opinion of National City the consummation of the Merger.

(d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect; provided, however, that prior to June 30, 2007, the fact that a stop order has been issued and remains in effect shall not be the sole basis for termination of this Agreement by a party pursuant to Sections 8.1(d) or 8.1(e) of this Agreement so long as the other party is taking, or cooperating in taking, all commercially reasonable actions to obtain the lifting of such stop order.

(e) No temporary restraining order, preliminary or permanent injunction or other order by any federal or state court in the United States which prevents the consummation of the Merger shall have been issued and remain in effect; provided, however, that prior to the earlier of (i) June 30, 2007 or (ii) the time at which such injunction or order becomes final and non-appealable, the entry of any such injunction or order shall not be the sole basis for termination of this Agreement by a party pursuant to Sections 8.1(d) or 8.1(e) of this Agreement so long as the other Party is taking, or cooperating in taking, all commercially reasonable actions to cause such injunction or order to be appealed, vacated, lifted or otherwise modified to permit the Merger to become effective.

(f) Nixon Peabody LLP, counsel to Harbor, or, if such opinion is not provided on a timely basis, Jones Day, counsel to National City, shall have delivered to Harbor and National City its opinion, dated the day of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referenced in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly: (A) no gain or loss will be recognized by National City or Harbor as a result of the Merger (except for amounts resulting from any required change in accounting methods, any income and deferred gain recognized pursuant to U.S. Treasury Regulations issued under Section 1502 of the Code, or other exceptions as set forth in such opinion), (B) no gain or loss will be recognized by the stockholders of Harbor who exchange their shares of Harbor Common Stock solely for shares of National City Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in National City Common Stock), (C) the aggregate tax basis of the shares of National City Common Stock received by a Harbor stockholder in the Merger (including any fractional shares of National City Common Stock deemed received and redeemed) will be the same as the aggregate tax basis of the shares of Harbor Common Stock surrendered by such Harbor stockholder in exchange therefor, and (D) the holding period of the shares of National City Common Stock received in the Merger will include the period during which the shares of Harbor Common Stock surrendered in exchange therefore were held, provided such shares of Harbor Common Stock were held as capital assets at the Effective Time. In rendering such opinion, counsel may require and rely upon such representations as it deems appropriate and which shall be contained in certificates of officers of Harbor, National City and others.

          8.2     Conditions to Obligation of Harbor to Effect the Merger. The obligation of Harbor to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the additional following conditions:

(a) National City shall have performed in all material respects its covenants contained in this Agreement required to be performed at or prior to the Closing Date.

(b) The representations and warranties of National City contained in this Agreement shall be true and correct when made and the representations and warranties set forth in Article IV above shall be true and correct as of the Closing Date as if made at and as of such time, except as expressly contemplated or permitted by this Agreement, except for representations and warranties relating to a time or times other than the Closing Date which were or will be true and correct at such time or times.

(c) National City shall have furnished Harbor a certificate dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of National City that, to the Knowledge of National City, the conditions set forth in Sections 8.2(a) and 8.2(b) above have been satisfied.
          8.3     Conditions to Obligation of National City to Effect the Merger. The obligation of National City to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the additional following conditions:
          (a) Harbor shall have performed in all material respects its covenants contained in this Agreement required to be performed at or prior to the Closing Date.
          (b) The representations and warranties of Harbor contained in this Agreement shall be true and correct when made and the representations and warranties set forth in Article V above shall be true and correct as of the Closing Date as if made on and as of such time, except as expressly contemplated or permitted by this Agreement, except for representations and warranties relating to a time or times other than the Closing Date which were or will be true and correct at such time.
          (c) Harbor shall have furnished National City a certificate dated the Closing Date signed by the Chief Executive Officer and Chief Financial Officer of Harbor that, to the Knowledge of Harbor, the conditions set forth in Sections 8.3(a) and 8.3(b) above have been satisfied.
          (d) Harbor shall have furnished National City with the consents or evidence of termination, as indicated, to those agreements identified in Section 8.3(d) of the National City Disclosure Letter.
          (e) As soon as practicable but in no event later than September 30, 2006, Harbor shall cause, at its sole cost and expense, a title company, mutually acceptable to National City and Harbor, to deliver title examinations for each Owned Real Property.
IX. TERMINATION
          9.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding any approval or adoption of this Agreement by the stockholders of Harbor:

(a) by mutual written consent of the board of directors of National City and the board of directors of Harbor;

(b) by National City or Harbor if the Merger shall not have been consummated on or before June 30, 2007, and such termination party is not in material breach hereof;

(c) by National City or Harbor if the condition specified in Section 8.1(a) has not been met;

(d) by National City or Harbor if any of the conditions specified in Sections 8.1(b), (c), (d), (e) or (f) have not been met or waived by Harbor and National City at such time as such condition can no longer be satisfied;

(e) by Harbor (i) if any condition specified in Sections 8.2 (b) or (c) above has not been met or waived by Harbor at such time as such condition is no longer capable of being satisfied or (ii) if the condition specified in Section 8.2(a) has not been met or waived by Harbor, but in connection with this clause (ii) only after Harbor has furnished written notice to National City of its failure to perform and such failure has not been cured or waived by the earlier of thirty (30) days after the date of such notice or June 30, 2007;

(f) by National City (i) if any condition specified in Sections 8.3 (b) or (c) above has not been met or waived by National City at such time as such condition is no longer capable of being satisfied or (ii) if the condition specified in Section 8.3(a) has not been met or waived by National City, but in connection with this clause (ii) only after National City has furnished written notice to Harbor of its failure to perform and such failure has not been cured or waived by the earlier of thirty (30) days after the date of such notice or June 30, 2007;

(g) by National City if a Notice of Special Meeting of Harbor Shareholders has not been provided to such shareholders prior to October 31, 2006; provided, however, the period shall be extended to December 31, 2006 in the event the SEC does not clear the Proxy Statement and so long as Harbor is taking, or cooperating in taking, all commercially reasonable actions to obtain clearance;

(h) by National City or Harbor, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final and non-appealable injunction, order, decree or ruling that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(i) by National City if the board of directors of Harbor does not publicly recommend in the Proxy Statement that Harbor’s stockholders approve and adopt this Agreement;

(j) by National City if after recommending that the stockholders of Harbor approve and adopt this Agreement, the board of directors of Harbor shall have withdrawn, modified or amended such recommendation in any manner adverse to National City;

(k) by National City if the board of directors of Harbor shall have recommended to the stockholders of Harbor an Acquisition Transaction with a third party or shall have resolved to do so or shall have entered into any agreement for the consummation of an Acquisition Transaction with a third party;

(l) by National City if a tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of any class of equity securities of Harbor is commenced, and the board of directors of Harbor fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders); it being understood that the fact that Harbor or any of the other Persons described in Section 6.1 has taken any of the actions set forth in Section 6.1 in compliance with the terms of Section 6.1, together with a statement that the board of directors of Harbor continues to recommend the Merger and this Agreement, shall not be considered to be a withdrawal, adverse modification or adverse amendment in any material respect of such approval or recommendation of this Agreement;

(m) by National City, if Harbor shall have suffered a Material Adverse Effect that cannot be cured within thirty (30) days of the occurrence of the action or event that gave rise to Material Adverse Effect, and National City is not the cause of the Material Adverse Effect;

(n) by Harbor, if National City shall have suffered a Material Adverse Effect that cannot be cured within forty-five (45) days the occurrence of the action or event that gave rise to Material Adverse Effect, and Harbor is not the cause of the Material Adverse Effect;

(o) by National City if any of the conditions specified in Sections 8.3(d) or (e) above has not been met or waived by National City at such time as such condition is no longer capable of being satisfied; or

(p) by National City or Harbor, if the number of shares of National City Common Stock to be issued as Merger Consideration pursuant to the Exchange Ratio would require National City to seek approval from National City’s stockholders pursuant to applicable Laws, including any stock exchange rules.
          9.2     Effect of Termination.
          (a) In the event of termination of this Agreement by any Party as provided in Section 9.1 above, this Agreement shall forthwith become void and there shall be no liability on the party of either Party except (i) as set forth in this Section 9.2, Section 10.3, and the last sentence of Section 6.6, which shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement.
          (b) In recognition of the efforts, expenses and other opportunities foregone by National City while structuring and pursuing the Merger, the Parties hereto agree that Harbor shall (i) pay to National City a termination fee of $40 million (the “National City Termination Fee”) in the manner set forth below, if this Agreement is terminated:

(A) (1) pursuant to (I) Sections 9.1(f) or (g) above and National City is not in material breach of this Agreement, or (II) pursuant to Sections 9.1(d) (solely with respect to Section 8.1 (e)) or (h) as a result of any third Person or its affiliate having initiated or instigated any such proceedings and if such third Person announces its intent to engage in a bona fide Acquisition Transaction as determined by the board of directors of Harbor in good faith, after consultation with outside legal counsel and financial consultants, and (2) if within eighteen (18) months following the effective date of termination, Harbor or any Harbor Subsidiary enters into any agreement, contract, letter of intent or understanding with a third Person relating to any direct or indirect acquisition or purchase by such Person of Harbor, any Harbor Subsidiary or any business line of Harbor or any equity securities of Harbor or of any Harbor Subsidiary, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of Harbor or any Harbor Subsidiary, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Harbor or any Harbor Subsidiary; or

(B) pursuant to Section 9.1(i), (j), (k) or (l),
and (ii) shall reimburse National City for reasonable expenses incurred in connection with this Agreement and the transactions contemplated herein within two (2) Business Days after the effective date of termination, if this Agreement is terminated pursuant to Sections 9.1(d) (solely with respect to Section 8.1 (f)), (f), (g) or (o). Any amount that becomes payable pursuant to this Section 9.2(b) shall be promptly paid by wire transfer of immediately available funds to an account designated by National City within two (2) Business Days after such amount is owed to National City hereunder.
X. MISCELLANEOUS
          10.1     Waiver and Amendment. Subject to applicable provisions of the DGCL any provision of this Agreement may be waived at any time by the Party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented at any time, provided that no amendment will be made after any shareholder approval of the Merger which reduces or changes the form of the Merger Consideration without further shareholder approval. No such waiver, amendment or supplement will be effective unless in a writing that makes express reference to this Section 10.1 and is signed by the Party or Parties sought to be bound thereby.
          10.2     Entire Agreement. Other than the agreements, contracts and any other understandings specifically referred to herein, this Agreement contains the entire agreement among National City and Harbor with respect to the Merger and the other transactions contemplated hereby, and supersedes all prior agreements among the Parties with respect to such matters.
          10.3     Applicable Law; Consent to Jurisdiction. This Agreement will be governed by and construed in accordance with the substantive laws of the State of Delaware. Each Party consents to personal jurisdiction in any action brought in any federal or state court within the city of Cleveland, Ohio, having subject matter jurisdiction in the matter for purposes of any action arising out of this Agreement.
          10.4     Notices. All notices, consents, requests, demands and other communications hereunder will be in writing and will be deemed to have been duly given or delivered if delivered personally, telexed with receipt acknowledged, mailed by registered or certified mail return receipt requested, sent by facsimile with confirmation of receipt, or delivered by a recognized commercial courier addressed as follows:
          If to Harbor to:

Harbor Florida Bancshares, Inc.
Corporate Headquarters
100 South 2nd Street
Fort Pierce, Florida 34950
Fax No. (772) 460 7001
          With copies to:

Nixon Peabody LLP
Suite 900
401 9th Street, N.W.
Washington, DC 20004-2128
Attn: Raymond J. Gustini, Partner
Fax No. (202) 585-8080
          If to National City to:

National City Corporation
P. O. Box 5756
Cleveland, Ohio 44101-0756
Attention: Chairman of the Board
Fax No. (216) 222-2336
          With a copy to:

National City Corporation
Law Department
P. O. Box 5756
Cleveland, Ohio 44101-0756
Attention: General Counsel
Fax No. (216) 222-2336
or to such other address as any Party may have furnished to the other Party in writing in accordance with this Section 10.4.
          10.5     Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement.
          10.6     Parties in Interest; Assignment. Except for Section 3.2 above (which is intended to be for the benefit of the holders of Harbor Options under Harbor Option Plans to the extent contemplated thereby and their beneficiaries, and may be enforced by such Persons) and Sections 6.5 and 6.9 hereof (which are intended to be for the benefit of directors, officers or employees to the extent contemplated thereby and their beneficiaries, and may be enforced by such Persons), this Agreement is not intended to nor will it confer upon any other Person (other than the Parties or the D&O Indemnitees) any rights or remedies. Except as herein expressly provided, without the prior written consent of the other Party, neither Party shall assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other Party shall be null and void. This Agreement shall be binding upon and enforceable against each Party’s successors, permitted assigns, heirs, beneficiaries and legal representatives.
          10.7     Expenses. Each Party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.
          10.8     Enforcement of this Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.
          10.9     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.
          10.10     Update and Supplement to Disclosure Letters. Harbor and National City shall be permitted to update and supplement their respective Disclosure Letters so as to disclose other information or exceptions to one or more representations or warranties contained in Article IV hereof in the case of National City and Article V hereof in the case of Harbor which are a result of events which occur, or knowledge first obtained, after the date hereof; provided, however, that, anything herein to the contrary notwithstanding, (a) no exceptions or other information set forth on any such updated or supplemented Disclosure Letter shall be deemed to cure any representation or warranty which was not true and correct as of the date hereof, and (b) the exceptions and other information set forth on any such updated or supplemented Disclosure Letter shall not be taken into consideration in determining, for purposes of this Agreement, whether the conditions set forth in Section 8.2 in the case of National City, and Section 8.3 hereof in the case of Harbor shall have been satisfied, and (c) this Section 10.10 shall not relieve any Party of its obligations under any covenant set forth herein.
          10.11     Legal Fees. In the event a lawsuit is filed by any Party to enforce any provision hereof, the prevailing Party, as determined by the court, shall be entitled to an award from the non-prevailing Party of the Prevailing Party’s reasonable attorney’s fees and costs through all levels of litigation.
[Remainder of this page left intentionally blank]

Agreement and Plan of Merger Signature Page
          IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Agreement as of the date first above written.

HARBOR FLORIDA BANCSHARES, INC.

By:	/s/ Michael J. Brown, Sr.

Michael J. Brown, Sr.,
Chairman and Chief Executive Officer

NATIONAL CITY CORPORATION

By:	/s/ Jeffrey D. Kelly

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer

Annex B
July 10, 2006
Board of Directors
Harbor Florida Bancshares, Inc.
100 South Second Street
Ft. Pierce, Florida 34950
Ladies and Gentlemen:
          Harbor Florida Bancshares, Inc. (“Harbor”) and National City Corporation (“National City”) have entered into an Agreement and Plan of Merger, dated as of July 10, 2006 (the “Agreement”), pursuant to which Harbor will be merged with and into National City (the “Merger”), with National City as the surviving entity. Under the terms of the Agreement, at the Effective Time and as a result of the Merger, each outstanding share of Harbor common stock, par value $.10 per share (the “Harbor Common Stock”), other than certain shares as specified in the Agreement, will be converted into the right to receive an amount of shares of National City common stock, par value $4.00 per share (the “National City Common Stock”) equal to the quotient of $45.00 divided by the Average National City Stock Price (the “Merger Consideration”). The Average National City Stock Price is defined as the average of the closing sale prices of the National City Common Stock on the New York Stock Exchange and as reported by the Wall Street Journal (Mid-West Edition) for the ten trading day period ending on the trading immediately preceding the Federal Approval Date. Cash will be paid in lieu of fractional shares. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Harbor Common Stock.
          Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Harbor that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of National City that we deemed relevant; (iv) consensus earnings per share estimates for Harbor for the fiscal years ending September 30, 2006 through 2008 as published by I/B/E/S and reviewed with senior management of Harbor; (v) consensus earnings per share estimates for National City for the years ending December 31, 2006 through 2008 as published by I/B/E/S and reviewed with management of National City; (vi) the pro forma financial impact of the Merger on National City, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the management of National City; (vii) the publicly reported historical price and trading activity for Harbor’s and National City’s common stock, including a comparison of certain financial and stock market information for Harbor and National City and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent merger of equals type business combinations in the commercial banking industry; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Harbor the business, financial condition, results of operations and prospects of Harbor and held similar discussions with certain members of management of National City regarding the business, financial condition, results of operations and prospects of National City.
          In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Harbor and National City or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Harbor and National City that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness

B-1

thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Harbor or National City or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Harbor and National City nor have we reviewed any individual credit files relating to Harbor and National City. We have assumed, with your consent, that the respective allowances for loan losses for both Harbor and National City are adequate to cover such losses.
          With respect to the earnings estimates for Harbor and National City reviewed with the managements of Harbor and National City and used by us in our analyses, Harbor’s and National City’s managements confirmed to us that they reflected the best publicly available estimates of the future financial performances of Harbor and National City, respectively. With respect to the projections of transaction expenses and cost savings determined by and reviewed with the senior management of Harbor, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Harbor’s and National City’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Harbor and National City will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements arc true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Harbor has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.
          Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of National City’s common stock will be when issued to Harbor’s shareholders pursuant to the Agreement or the prices at which Harbor’s and National City’s common stock may trade at any time.
          We have acted as Harbor’s financial advisor in connection with the Merger and will receive a fee for our services and for rendering this opinion, a substantial portion of which is contingent upon consummation of the Merger. Harbor has also agreed to indemnify us against certain liabilities arising out of our engagement.
          In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Harbor and National City and their affiliates. We may also actively trade the equity or debt securities of Harbor and National City or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
          Our opinion is directed to the Board of Directors of Harbor in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Harbor Common Stock and does not address the underlying business decision of Harbor to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Harbor or the effect of any other transaction in which Harbor might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.
          Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to the holders of Harbor Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

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Annex C
FORM OF CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF
HARBOR FLORIDA BANCSHARES, INC.
          It is hereby certified that:
          1.       The name of the Corporation (hereinafter called the “Corporation”) is Harbor Florida Bancshares, Inc.
          2.       The Corporation is hereby authorized and directed to amend its certificate of incorporation by striking out Section 1 of Article X in its entirety and substituting therefor the following new Section 1 of Article X:
          SECTION 1. Restriction. No person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of any equity security of the Corporation. This limitation shall not apply to any tax qualified employee stock benefit plan of the Corporation. Furthermore, this limitation shall not apply with respect to an acquisition by any person of any equity security of the Corporation in a transaction that is approved by the Board of Directors.
          In the event shares are acquired in violation of this Article X, all shares beneficially owned by any person in excess of 10% shall be considered “excess shares” and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to the stockholders for a vote.
          3.       The amendment of the certificate of incorporation of the Corporation herein certified was duly adopted, pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, by at least a majority of the directors who have been elected and qualified and approved by a majority of the outstanding shares of common stock outstanding of the Corporation.
          4.       The effective date of this amendment of the certificate of incorporation is upon filing with the Secretary of State of Delaware.
Signed on the            day of                     , 2006.

Michael J. Brown, Sr., President
Attest:

Secretary

C-1

100 S. Second Street
Fort Pierce, Florida 34950
PROXY CARD
THIS PROXY IS SOLICITED BY HARBOR FLORIDA BANCSHARES, INC.
The undersigned hereby appoints Michael J. Brown, Sr. and Bruce R. Abernethy, Sr. the proxies of the undersigned to vote all shares of Common Stock which the undersigned would be entitled to vote at the Special Meeting of Shareholders of Harbor Florida Bancshares, Inc., to be held on [                    ], 2006, at [                    ] Eastern Time, at Old City Hall Annex, 315 Avenue A, Fort Pierce, Florida, as specified below on the matters described in the Proxy statement-prospectus and in their discretion with respect to such other business as may properly come before the meeting or any adjournment thereof. THE PROXY WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS UNLESS A CONTRARY CHOICE IS SPECIFIED.
1. Proposal to approve Harbor’s merger with and into National City Corporation, a Delaware corporation, under the Agreement and Plan of Merger, dated as of July 10, 2006, by and between Harbor and National City and the transactions contemplated by the merger agreement.

FOR	AGAINST	ABSTAIN

☐	☐	☐
2. Proposal to amend Harbor’s Certificate of Incorporation to permit offers for and acquisitions of beneficial ownership of more than 10% of any class of Harbor common stock in transactions that have been previously approved by Harbor’s Board of Directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐
3. Proposal to authorize the postponement or adjournment of the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to adopt the merger or the amendment.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Please mark votes as in this example.	☒
The undersigned hereby acknowledges receipt of a copy of the accompanying Proxy statement-prospectus with respect thereto and hereby revokes any consent or consents heretofore given. This consent may be revoked at any time before [                    ] Eastern Time on [                    ], 2006.
PLEASE COMPLETE, DATE AND SIGN THIS PROXY CARD AND RETURN IT PRIOR
TO THE EXPIRATION DATE ACCORDING TO THE VOTING PROCEDURES

(Reverse Side)
This consent form must be signed exactly as your name appears hereon. If more than one name appears, all persons so designated should sign. Attorneys, executors, administrators, trustees and guardians should indicate their capacities. If the signer is a corporation, please print full corporate name and indicate capacity of duly authorized officer executing on behalf of the corporation. If the signer is a partnership, please print full partnership name and indicate capacity of duly authorized person executing on behalf of the partnership.

Signature:	Date:

Signature:	Date:

Please mark here if you plan on attending the Special Meeting.	☐
PLEASE COMPLETE, DATE AND SIGN THIS PROXY CARD AND RETURN IT PRIOR TO THE
EXPIRATION DATE ACCORDING TO THE VOTING PROCEDURES.

CONSENT VOTING INSTRUCTIONS
MAIL - Date, sign and mail your consent card in the envelope provided as soon as possible.
- OR -
FACSIMILE - Date, sign and fax your consent card to [                    ].
- OR -
TELEPHONE - Call toll-free [                    ] from any touch-tone telephone and
follow the instructions. Have your consent card available when you call.
- OR -
INTERNET - Access [                    ] and follow the on-screen instructions.
Have your consent card available when you access the web page.
ALL CONSENTS MUST BE RECEIVED BY [                    ] EASTERN TIME, ON [                    ], 2006.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Director and Officers
          Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments and the like in connection with litigation. Article VI of National City’s First Restatement of Bylaws, as amended through February 28, 2005, and Article Seventh of our Amended and Restated Certificate of Incorporation provides for broad indemnification of National City’s directors and officers. National City also maintains insurance coverage relating to certain liabilities of directors and officers.
Item 21. Exhibits

(a)	Exhibit Number and Description

2	Agreement and Plan of Merger by and between National City Corporation and Harbor Florida Bancshares, Inc., dated as of July 10, 2006 (included as Annex A to the proxy statement- prospectus).

3.1	Amended and Restated Certificate of Incorporation of National City Corporation dated April 13, 1999 (filed as Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2000, and incorporated herein by reference).

3.2	National City Corporation First Restatement of By-laws adopted April 27, 1987 (as Amended through February 28, 2005) (filed as Exhibit 3(ii) to Registrant’s Current Report on Form 8-K filed on February 28, 2005, and incorporated herein by reference).

3.3	Certificate of Designation Rights and Preferences of the Series D Non-voting Convertible Preferred Stock Without Par Value of National City Corporation (filed as Exhibit 3.3 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.1	Amended and restated Certificate of Incorporation of National City Corporation dated April 13, 1999 (filed as Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2000, and incorporated herein by reference) related to capital stock of National City Corporation.

4.2	National City Corporation First Restatement of By-laws adopted April 27, 1987 (as Amended through February 28, 2005) (filed as Exhibit 3(ii) to Registrant’s Current Report on Form 8-K filed on February 28, 2005, and incorporated herein by reference) related to stockholder rights.

4.3	Certificate of Designation Rights and Preferences of the Series D Non-voting Convertible Preferred Stock Without Par Value of National City Corporation (filed as Exhibit 3.3 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.4	National City agrees to furnish upon request to the Commission a copy of each instrument defining the rights of holders of Senior and Subordinated debt of National City.

5	Opinion of National City Corporation Law Department re Legality.

8	Opinion of Nixon Peabody LLP regarding Tax Matters.*

10.1	National City Corporation’s 1993 Stock Option Plan (filed as Exhibit 10.5 to Registration Statement No. 33-49823 and incorporated herein by reference).

10.2	National City Corporation Plan for Deferred Payment of Directors’ Fees, as Amended (filed as Exhibit 10.5 to Registration Statement No. 2-914334 and incorporated herein by reference).

10.3	National City Corporation Supplemental Executive Retirement Plan, as Amended and Restated effective January 1, 2005 (filed as Exhibit 10.4 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).

10.4	National City Corporation Amended and Second Restated 1991 Restricted Stock Plan (filed as Exhibit 10.9 to Registration Statement No. 33-49823 and incorporated herein by reference).

10.5	Form of grant made under National City Corporation 1991 Restricted Stock Plan in connection with National City Corporation Supplemental Executive Retirement Plan as Amended (filed as Exhibit 10.7 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).

10.6	Form of contracts with David A. Daberko, William E. MacDonald III, Jon L. Gorney, Jeffrey D. Kelly, David L. Zoeller, Thomas A. Richlovsky, James P. Gulick, John D. Gellhausen, James R. Bell III, Peter E. Raskind, Philip L. Rice, Timothy J. Lathe, Shelley J. Seifert, Daniel J. Frate, Ted M. Parker, and Paul D. Geraghty. (filed as Exhibit 10.29 to Registrant’s Form S-4 Registration Statement No. 333-45609 dated February 4, 1998, and incorporated herein by reference).

10.7	Split Dollar Insurance Agreement effective January 1, 1994, between National City Corporation and certain key employees (filed as Exhibit 10.11 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).

10.8	National City Corporation 1997 Stock Option Plan as Amended and Restated effective October 22, 2001 (filed as Exhibit 10.17 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference).

10.9	National City Corporation 1997 Restricted Stock Plan as Amended and Restated effective October 31, 2001 (filed as Exhibit 10.18 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference).

10.10	National City Corporation Retention Plan for Executive Officers, Amended and Restated effective January 1, 2005. (filed as Exhibit 10.17 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).

10.11	Integra Financial Corporation Management Incentive Plan (filed as Exhibit 4.4 to Registrant’s Post-Effective Amendment No. 1 [on Form S-8] to Form S-4 Registration Statement No. 333-01697, dated April 30, 1996, and incorporated herein by reference).

10.12	National City Corporation Management Incentive Plan for Senior Officers, as Amended and Restated effective January 1, 2005 (filed as Exhibit 10.13 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).

10.13	National City Corporation Supplemental Cash Balance Pension Plan, as Amended and Restated effective January 1, 2005 (filed as Exhibit 10.14 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).

10.14	The National City Corporation 2001 Stock Option Plan as Amended and Restated effective October 22, 2001 (filed as Exhibit 10.27 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference).

10.15	National City Corporation 2002 Restricted Stock Plan (filed as Exhibit A to Registrant’s Proxy Statement dated March 8, 2002, and incorporated herein by reference).

10.16	The National City Corporation Long-Term Deferred Share Compensation Plan effective April 22, 2002 (filed as Exhibit 10.33 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).

10.17	The National City Corporation Deferred Compensation Plan, as Amended and Restated effective January 1, 2005 (filed as Exhibit 10.18 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).

10.18	Form of Agreement Not To Compete with David A. Daberko and William E. MacDonald III (filed as Exhibit 10.35 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).

10.19	Visa(R) U.S.A. Inc. limited guaranty between National City Corporation and Visa(R) U.S.A. Inc. dated August 6, 2002 (filed as Exhibit 10.36 to Registrant’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2002, and incorporated herein by reference).

10.20	The National City Corporation Executive Savings Plan, as Amended and Restated effective January 1, 2003 (filed as Exhibit 10.32 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.21	The National City Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.33 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.22	Amendment No. 1 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.35 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.23	Amendment No. 1 to the Split Dollar Insurance Agreement effective January 1, 2003 (filed as Exhibit 10.37 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.24	Credit Agreement dated as of April 12, 2001, by and between National City and the banks named therein (filed as Exhibit 4.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference) and the Assumption Agreement dated June 11, 2002 (filed as Exhibit 4.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).

10.25	MasterCard International Incorporated limited guaranty between National City Corporation and MasterCard International Incorporated dated April 30, 2003 (filed as Exhibit 10.39 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).

10.26	The National City Corporation Long-Term Cash and Equity Incentive Plan (filed as Exhibit 10.40 to the Registrant’s Quarterly Report on Form 10-Q for the quarter year ended September 30, 2005, and incorporated herein by reference).

10.27	National City Executive Long-Term Disability Plan (filed as Exhibit 10.41 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).

10.28	Amendment No. 2 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.42 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference).

10.29	Amendment No. 3 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.1 to the Registrant’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement No. 333-61712 dated April 19, 2004, and incorporated herein by reference).

10.30	Amendment No. 4 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.3 to the Registrant’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement No. 333-61712 dated April 19, 2004, and incorporated herein by reference).

10.31	Provident Financial Group, Inc. Deferred Compensation Plan (filed as Exhibit 10.22 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.32	Provident Financial Group, Inc. Outside Directors Deferred Compensation Plan (filed as Exhibit 10.24 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.33	Provident Financial Group, Inc. Supplemental Executive Retirement Plan (filed as Exhibit 10.25 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).

10.34	The National City Corporation 2004 Deferred Compensation Plan, as Amended and Restated effective January 1, 2005 (filed as Exhibit 10.35 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).

10.35	Amendment No. 5 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.61 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).

10.36	Amendment No. 6 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.62 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).

10.37	Appendices AO, AP, AQ, and AR to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.63 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).

10.38	Form of Restricted Stock Agreement (filed as Exhibit 10.64 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference).

10.39	Form of Restricted Stock Agreement used in connection with National City Corporation Management Incentive Plan for Senior Officers (filed as Exhibit 10.65 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated herein by reference).

10.40	Form of Incentive Stock Option Agreement (filed as Exhibit 10.66 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).

10.41	Form of Non-qualified Stock Option Agreement (filed as Exhibit 10.67 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).

10.42	Form of contracts with Robert B. Crowl and Jon N. Couture (filed as Exhibit 10.68 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference).

10.43	Release and Non-competition Agreement between National City Corporation and Jose Armando Ramirez (filed as Exhibit 10.69 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).

10.44	Appendices AS, AT, AU, AV, and AW to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.70 to Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).

10.45	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.45 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference).

10.46	National City Corporation Management Severance Plan, as Amended and Restated effective January 1, 2005 (filed as Exhibit 10.47 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated herein by reference).

10.47	Form of Amendment to Agreement Not to Compete with David A. Daberko and William E. MacDonald III (filed as Exhibit 10.48 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).

10.48	Form of Non-Elective Deferred Compensation Award Statement (filed as Exhibit 99.1 to Registrant’s Current Report on Form 8-K filed on May 1, 2006, and incorporated herein by reference).

10.49	Form of Non-Elective Deferred Compensation Award Statement (filed as Exhibit 99.2 to Registrant’s Current Report on Form 8-K filed on May 1, 2006, and incorporated herein by reference).

10.50	Deferred Compensation Plan for Daniel J. Frate (filed as Exhibit 10.51 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).

12	Computation of Ratio of Earnings to Fixed Charges (filed as exhibit 12.1 to National City’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference).

21	Subsidiaries of National City Corporation.

23.1	Consent of National City Law Department (included in Exhibit 5).

23.2	Consent of Nixon Peabody LLP (included in Exhibit 8).*

23.3	Consent of Sandler O’Neill and Partners, L.P. (included in opinion included as Annex B to the proxy statement-prospectus).

23.4	Consent of Ernst & Young LLP relating to the consolidated financial statements of National City Corporation

23.5	Consent of KPMG LLP relating to the consolidated financial statements of Harbor Florida Bancshares, Inc.

24	Power of Attorney

(b)	Financial statement schedules: Not applicable.

(c)	Reports, opinion or appraisals: The opinion of Sandler O’Neill & Partners, L.P. is included as Annex B to the proxy statement-prospectus.

*	To be filed by amendment.

Item 22.	Undertakings

A.	National City hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	National City hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of its annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	National City hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

D.	National City undertakes that every prospectus (i) that is filed under paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of National City pursuant to the foregoing provisions, or otherwise, National City has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by National City of expenses incurred or paid by a director, officer or controlling person of National City in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, National City will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of and will be governed by the final adjudication of such issue.

F.	National City hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus under Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

G.	National City hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, National City has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cleveland, state of Ohio, on September 8, 2006.

NATIONAL CITY CORPORATION

By:	/s/ Thomas A. Richlovsky

Thomas A. Richlovsky
Senior Vice President and Treasurer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on September 8, 2006.

/s/ David A. Daberko* David A. Daberko	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ Jeffrey D. Kelly Jeffrey D. Kelly	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

/s/ Thomas A. Richlovsky Thomas A. Richlovsky	Senior Vice President and Treasurer (Principal Accounting Officer)

/s/ Jon E. Barfield* Jon E. Barfield	Director

/s/ James S. Broadhurst* James S. Broadhurst	Director

/s/ Christopher M. Connor* Christopher M. Connor	Director

/s/ Bernadine P. Healy, M.D.* Bernadine P. Healy, M.D.	Director

/s/ S. Craig Lindner* S. Craig Lindner	Director

/s/ Paul A. Ormond* Paul A. Ormond	Director

/s/ Gerald L. Shaheen* Gerald L. Shaheen	Director

/s/ Jerry Sue Thornton, Ph.D.* Jerry Sue Thornton, Ph.D.	Director

/s/ Morry Weiss* Morry Weiss	Director
          *David L. Zoeller, Executive Vice President and General Counsel of National City, as attorney-in-fact, signs this document on behalf of the above-named officers and directors pursuant to powers of attorney duly executed by such officers and directors and filed with this registration statement.

/s/ David L. Zoeller David L. Zoeller, Attorney-in-Fact